Form 20-F
period 2002-12-31
ROGERS CABLE INC
filed 2003-05-16
CIK 1172636

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from		to	.

	Commission file number	333-87972

ROGERS CABLE INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

Canada

(Jurisdiction of incorporation or organization)

333 Bloor Street East, 7th Floor
Toronto, Ontario, Canada M4W 1G9
Tel. 416-935-6666

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Not applicable	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10% Senior Secured Second Priority Notes due 2005
10% Senior Secured Second Priority Debentures due 2007
7.875% Senior (Secured) Second Priority Notes due 2012
9.65% Senior Secured Second Priority Debentures due 2014
8.75% Senior (Secured) Second Priority Debentures due 2032
11% Senior Subordinated Guaranteed Debentures due 2015

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

100,000,000 Class A common shares
118,166,003 Class B common shares
100,000 first preferred shares
306,904 fourth preferred shares
151,800 seventh preferred shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17 ☐ Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2002, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.6329.

For the purposes of this Form 20-F, references to “Cable” are to Rogers Cable Inc. and its subsidiaries and references to “RCI” are to Rogers Communications Inc. and references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries.

Rogers™ is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries.

Documents Incorporated by Reference

Important business and financial information relating to Cable is incorporated by reference in this Form 20-F from Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 21, 2003. Certain additional business and financial information relating to Cable is incorporated by reference in this Form 20-F from Cable’s Registration Statement on Form F-4, as amended, which was filed with the SEC on May 20, 2002 (the “Form F-4”).

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning the business, operations and financial performance and condition of Cable.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 – Key Information — Risk Factors”. Cable is under no obligation to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

Selected Consolidated Financial Data

The following data should be read in conjunction with Cable’s audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review and Prospects”, all of which are included in this Form 20-F. The selected data for and as of each of the five years ended December 31, 2002 is derived from Cable’s audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is included in this annual report.

Cable’s consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see Note 22 to Cable’s audited consolidated financial statements.

	Year Ended December 31,

	1998	1999	2000	2001	2002

Amounts Under Canadian GAAP (1)	(in thousands of dollars)
Statement of Income Data
Revenue (2)
Core cable service	$874,575	$924,571	$980,346	$1,043,069	$1,095,736
Internet services	—	46,175	111,476	166,528	242,635
Video store operations	152,462	177,783	199,339	223,432	258,030

Total operating revenue	1,027,037	1,148,519	1,291,161	1,433,029	1,596,401
Cost of sales and services (2)
Core cable service	238,882	280,372	303,277	324,389	350,143
Internet services	—	9,660	23,500	29,700	22,773
Video store operations	62,881	81,766	92,781	99,962	121,335

Total cost of sales and services	301,763	371,798	419,558	454,051	494,251
Operating, general and administrative expenses (excluding management fees) (2)
Core cable service	253,044	239,657	269,304	278,832	303,981
Internet services	—	42,363	52,455	78,409	119,527
Video store operations (3)	73,543	83,496	92,062	104,932	115,162

Total operating, general and administrative expenses	326,587	365,516	413,821	462,173	538,670
Operating income before interest, income taxes, depreciation, amortization, and non-recurring items (2)(4)
Cable services	382,649	404,542	407,765	439,848	441,612
Internet services	—	(5,858)	35,521	58,419	100,335
Video store operations (3)	16,038	12,521	14,496	18,538	21,533
Management fees	(20,725)	(23,156)	(25,949)	(28,781)	(31,745)

Operating income before interest, income taxes, depreciation, amortization, and non-recurring items (4)	377,962	388,049	431,833	488,024	531,735

	Year Ended December 31,

	1998	1999	2000	2001	2002

Amounts Under Canadian GAAP (1)	(in thousands of dollars)
Operating income before interest, income taxes, depreciation, amortization, and non-recurring items, brought forward (4)	377,962	388,049	431,833	488,024	531,735
Cable system integration and At Home termination costs (5)	—	—	10,612	60,436	—
Workforce reduction costs (5)	—	—	—	—	5,850

Operating income before depreciation and amortization	377,962	388,049	421,221	427,588	525,885
Depreciation and amortization (6)(12)	242,516	273,721	343,082	433,829	484,224

Operating income (loss)	135,446	114,328	78,139	(6,241)	41,661
Interest expense (7)	300,547	292,993	192,025	174,626	213,332
Balance Sheet Data (at year end)
Dividend income from affiliated company (8)	(68,612)	(35,543)	(39,380)	(32,228)	(5,447)
Foreign exchange loss (gain)	62,637	(25,284)	3,460	1,452	3,090
Other expense (income), net	(131,645)	(37,327)	(30,099)	(8,700)	35,903

Loss before income taxes	(27,481)	(80,511)	(47,867)	(141,391)	(205,217)
Income tax expense (reduction)	(40,234)	(74,081)	(32,497)	5,314	(146,387)

Net income (loss) for the year (6)	$12,753	$(6,430)	$(15,370)	$(146,705)	$(58,830)

Fixed assets, net	$1,526,433	$1,685,090	$1,978,223	$2,373,625	$2,556,847
Goodwill and other intangible assets (12)	776,946	756,163	741,857	928,005	927,485
Total assets (6)	2,962,948	3,127,765	3,557,044	3,661,722	3,806,778
Senior debt (9)	1,757,432	1,156,518	1,455,446	1,452,175	2,181,649
Inter-company subordinated debt (10)	363,000	550,000	—	485,600	204,500
Subordinated debt	191,313	168,831	164,264	164,968	171,406

Total debt (excluding inter-company deeply subordinated debt) (9)	2,311,745	1,870,349	1,619,710	2,102,743	2,557,555
Inter-company deeply subordinated debt (11)	609,703	—	—	—	—
Shareholder’s equity (deficiency) (6)	(344,117)	902,259	1,470,206	1,090,916	902,041
Other Data:
Capital expenditures (excluding videocassette purchases)	$310,278	$412,606	$650,349	$749,747	$650,871
Amounts Under U.S. GAAP (1)
Statement of Income Data
Revenue	$1,027,037	$1,148,519	$1,291,161	$1,433,029	$1,596,401

Operating income (loss)	$120,889	$87,525	$76,655	$(11,485)	$48,958
Interest expense	300,547	292,993	188,201	172,297	208,065
Other expense (income), net	(137,620)	(98,154)	(106,293)	(77,646)	(8,108)

Income (loss) before income taxes and cumulative changes in accounting principles	(42,038)	(107,314)	(5,253)	(106,136)	(150,999)
Income taxes	(33,908)	(63,130)	(22,411)	(34,901)	(146,387)

Income (loss) before cumulative changes in accounting principles	(8,130)	(44,184)	17,158	(71,235)	(4,612)
Cumulative effect of change in accounting principles for derivative financial instruments	—	—	—	(34,551)	—

Net income (loss) for the year	$(8,130)	$(44,184)	$17,158	$(105,786)	$(4,612)

	Year Ended December 31,

	1998	1999	2000	2001	2002

Amounts Under U.S. GAAP (1)	(in thousands of dollars)
Other Data
Operating income before interest, income taxes, depreciation, amortization, and non-recurring items (4)	$365,958	$363,927	$425,949	$481,480	$529,749
Balance Sheet Data (at year end)
Fixed assets, net	$1,519,784	$1,676,813	$1,976,721	$2,376,847	$2,567,262
Goodwill and other intangible assets (12)	885,999	860,093	882,483	1,059,452	1,058,932
Total assets	3,060,283	3,198,297	3,676,516	3,812,712	4,012,171
Senior debt (9)	1,757,432	1,156,518	1,455,446	1,452,175	2,181,649
Inter-company subordinated debt (10)	363,000	550,000	—	485,600	204,500
Subordinated debt	191,313	163,831	164,264	164,968	171,406
Total debt (excluding inter-company deeply subordinated debt) (9)	2,311,745	1,870,349	1,619,710	2,102,743	2,557,555
Inter-company deeply subordinated debt (11)	609,703	—	—	—	—
Shareholder’s equity (deficiency) (6)	(265,960)	942,662	1,549,463	1,241,906	1,107,434

(1)	During 2000, Rogers entered into an agreement with Shaw Communications Inc. (“Shaw”) to exchange certain cable television and Internet assets effective November 1, 2000. Cable exchanged its cable television and Internet assets in British Columbia, with approximately 623,000 basic cable subscribers, for Shaw’s cable television and Internet assets in southern Ontario and New Brunswick, with approximately 601,000 basic cable subscribers. In February 2001, Cable acquired Cable Atlantic Inc., which has since been renamed Rogers Cable Atlantic Inc., which has cable television systems serving approximately 75,000 basic cable subscribers in Newfoundland. In November 2001, Cable sold its U.S. cable systems comprising Rogers American Cablesystems, Inc. and its operating subsidiary Rogers Cablesystems of Alaska, Inc., which had approximately 7,400 basic cable subscribers.

(2)	Core cable service includes analog and digital cable services. Analog cable service consists of basic cable service plus extended basic (or tier) service, installation fees and access fees for use of channel capacity by third and related parties. Digital cable service consists of digital channel service, including premium and specialty service, pay-per-view and video-on-demand service, interactive television service and set-top terminal rental. Internet service includes residential and commercial Internet access service and modem rental plus installation fees. Video stores includes the sale and rental of videocassettes, DVDs, video games and confectionery. In addition, video stores earns commissions acting as an agent to sell other Rogers’ services such as Internet, digital cable and wireless.

(3)	Cost of sales and services for video stores includes depreciation related to videocassettes acquired.

(4)	We believe that operating income before interest, income taxes, depreciation, amortization and non-recurring items (workforce reduction costs in 2002 and cable system integration and At Home termination costs in 2001) and other non-operating and non-recurring items, which we refer to as “operating profit”, are standard measures that are commonly reported and widely used by analysts, investors and other interested parties in the cable industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. These indicators may not be similar to other measures utilized by other companies and should not be considered as a substitute or alternative for net income or cash flow in accordance with Canadian or U.S. GAAP or other measures of performance under Canadian or U.S. GAAP.

(5)	During the years ended December 31, 2000 and 2001, Cable recorded system integration costs of $10,612,000 and $16,462,000, respectively, pertaining to the integration of the Ontario and New Brunswick cable television and Internet assets acquired effective November 1, 2000 in the exchange of cable television and Internet assets with Shaw. The cable system integration costs recorded in 2001 also include integration costs related to the Newfoundland cable systems acquired in the Cable Atlantic acquisition completed in February 2001. During the year ended December 31, 2001, Cable incurred incremental operating expenses of $43,974,000 pertaining to the termination of its relationship with At Home and the transition of Cable’s high-speed Internet subscribers to its own regional network. During the year ended December 31, 2002, Cable reduced its workforce by 187 employees primarily in the technical service, network operations and engineering departments of the cable service segment, incurring $5,850,000 in costs primarily related to severance and other employee termination benefits. For additional details, see Notes 13 and 14 of Cable’s audited consolidated financial statements.

(6)	Effective January 1, 2002, the accounting standards relating to foreign currency were amended to eliminate the requirement under Canadian GAAP to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items, including long-term debt denominated in U.S. dollars. Further, the adoption of this amendment required retroactive restatement of prior periods. As a result, upon adoption of this amendment effective January 1, 2002, net income for the year ended December 31, 1998 was decreased by $50,565,000 and the loss for the years ended December 31, 1999, 2000 and 2001 was decreased by $98,959,000, $4,327,000 and $11,611,000, respectively.

(7)	Consolidated interest expense for each of the five years ended December 31, 2002 is comprised as follows:

	December 31,

	1998	1999	2000	2001	2002

	(in thousands of dollars)
Interest expense on inter-company deeply subordinated debt	$62,326	$53,558	$—	$—	$—
Interest expense on inter-company subordinated debt	17,589	55,895	33,901	12,036	4,687
Third party interest expense	220,632	183,540	158,124	162,590	208,645

Total interest expense	$300,547	$292,993	$192,025	$174,626	$213,332

(8)	Dividend income from affiliated company refers to dividends earned on investments in the preferred shares of an affiliated company and are offset by a corresponding amount of dividends paid to an affiliated company. The investments in these preferred shares relate to back to back preferred share transactions that have the effect of transferring tax losses to subsidiaries of Cable. For more information, see Note 6 to Cable’s audited consolidated financial statements.

(9)	Senior debt includes secured long-term debt and operating bank loans, but does not include subordinated debt, inter-company subordinated debt or inter-company deeply subordinated debt.

Total debt includes the senior debt described above together with inter-company subordinated debt and subordinated debt but does not include inter-company deeply subordinated debt. Inter-company deeply subordinated debt (all of which is owed to RCI) has been excluded from total debt because, under the terms of Cable’s various credit facilities, all payments on such debt are restricted payments treated in the same manner as dividends on Cable’s common shares. For more information, see Note 11 to Cable’s audited consolidated financial statements.

(10)	In 1999, Cable issued net $890,358,000 of additional inter-company subordinated debt to RCI and amended $100,000,000 of inter-company subordinated debt owing to RCI into $100,000,000 of inter-company deeply subordinated debt owing to RCI. Cable then converted $603,358,000 of outstanding inter-company subordinated debt owing to RCI into Class B common shares which were issued by Cable to RCI. As a result of all of the above, a total of $550,000,000 of inter-company subordinated debt owing to RCI was outstanding at December 31, 1999. During 2000, Cable issued net $82,100,000 of additional inter-company subordinated debt owing to RCI and converted the total outstanding $632,100,000 of inter-company subordinated debt owing to RCI into Class B common shares issued by Cable to RCI. During 2001, Cable issued net $485,600,000 of additional inter-company subordinated debt owing to RCI, all of which was repaid in 2002 and Cable subsequently issued net $204,500,000 of additional inter-company subordinated debt owing to RCI in 2002.

(11)	In 1998 Cable issued an additional $62,348,000 of intercompany deeply subordinated debt to RCI in consideration for the payment of accrued interest owing on account of intercompany deeply subordinated debt. In 1999, Cable amended $100,000,000 of intercompany subordinated debt owing to RCI into $100,000,000 of intercompany deeply subordinated debt owing to RCI. Also, during 1999, Cable issued an additional $23,558,000 of intercompany deeply subordinated debt owing to RCI in consideration for the payment of accrued interest owing on account of intercompany deeply subordinated debt. Finally, during 1999, the aggregate outstanding $733,261,000 of intercompany deeply subordinated debt owing to RCI was converted into Class B shares which Cable issued to RCI.

(12)	Effective January 1, 2002, Cable adopted the new accounting standards under Canadian and U.S. GAAP relating to goodwill and intangible assets with indefinite useful lives which are no longer amortized. For a more complete discussion, see Note 2(d) “Significant accounting policies – Business combinations, goodwill and other intangible assets” to Cable’s audited consolidated financial statements.

Dividends

     During each of the years ended December 31, 2002 and 2001, Cable declared and paid cash dividends of $5.4 million and $32.2 million, respectively, on its First Preferred shares and dividends on Cable’s Class A Common shares of $57.6 million and nil, respectively. These dividends were paid to RCI and to a wholly-owned subsidiary of RCI. Cable’s First Preferred shares incur dividends at the rate of prime plus 1.25%, cumulative, which historically have been declared and paid on a quarterly basis. Any future determination as to the payment of dividends will be at the discretion of Cable’s Board of Directors and will depend on Cable’s operating results, financial condition and capital requirements, general business conditions and such other factors as the Board of Directors of Cable deems relevant. Cable is party to various credit agreements that restrict Cable’s ability to declare dividends.

Exchange Rate Data

     The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2003, the inverse of the noon buying rate was Cdn$1.00 equals US$0.6975.

Year ended	Average (1)	High	Low	Period End

December 31, 2002	0.6368	0.6619	0.6217	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
December 31, 1998	0.6722	0.7105	0.6341	0.6504

Month Ended	Average (2)	High	Low	Period End

April 30, 2003	0.6858	0.6975	0.6737	0.6975
March 31, 2003	0.6775	0.6822	0.6709	0.6805
February 28, 2003	0.6613	0.6720	0.6530	0.6720
January 31, 2003	0.6487	0.6570	0.6349	0.6542
December 31, 2002	0.6413	0.6461	0.6329	0.6329
November 30, 2002	0.6364	0.6440	0.6288	0.6387

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

This section is incorporated herein by reference to the “Cable Risks and Uncertainties” section contained on pages 16-17 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 4 – INFORMATION ON THE COMPANY

Name and Incorporation Rogers Cable Inc. is wholly owned by RCI and is incorporated under the Ontario Business Corporations Act.

Cable’s executive offices are located at 333 Bloor Street East, 7th Floor, Toronto, Ontario, Canada M4W 1G9. Cable’s telephone number is 416-935-6666. Cable’s agent for service in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

Three Year History

2002 Highlights

•	Applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems basic rate regulated;

•	Commercially launched video-on-demand (VOD) service covering an area of 530,000 homes passed in central Toronto, complete with a library of over 400 titles;

•	Successfully completed a $450 million debt offering in Canada and two U.S. debt offerings totalling US$550 million (approximately Cdn$860 million), as well as the establishment of an amended and restated $1,075 million bank credit facility providing additional liquidity. Proceeds of these financings, together with $141.4 million proceeds from swap terminations, were used to repurchase US$280.2 million principal amount of U.S. dollar-denominated debt, prepay Cable’s $300 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

2001 Highlights

•	The February 2001 acquisition by Rogers, and its subsequent transfer to Cable, of all of the outstanding shares of Cable Atlantic Inc. (since renamed Rogers Cable Atlantic Inc.), serving approximately 75,000 basic cable subscribers in Newfoundland;

•	The launch of up to 60 new digital only specialty channels in September 2001, more than any other Canadian cable or satellite provider at that time, the majority of which were offered to customers on a free preview basis until January 2002;

•	In the fourth quarter of 2001, Cable launched up to eight channels of HDTV and was also the first multiple system operator (MSO) to launch Enhanced TV in Canada, enabling subscribers with an enhanced enabled set-top box to see icons flashed on the screen when additional features are available, such as information and the ability to order products and services;

•	The acceleration and substantial completion of the transition of Internet customers from the At Home network to Cable-owned network and platforms. By the end of January 2002, Cable had transitioned all of its Internet customers to its new IP network, regional data centre and e-mail platform.

2000 Highlights

•	During 2000, Cable entered into an agreement with Shaw Communications Inc. to exchange certain cable television and Internet assets effective November 1, 2000. Cable exchanged its cable television and Internet assets in Vancouver and the surrounding region of British Columbia, with approximately 623,000 basic cable subscribers, for Shaw’s cable television and Internet assets in southern Ontario and New Brunswick, with approximately 601,000 basic cable subscribers. This exchange of cable systems was recorded at book value, with Shaw paying approximately $3,300 per incremental basic cable subscriber gained by Shaw in the exchange, subject to certain adjustments. Cash proceeds received from Shaw totalled $75.99 million, which included amounts for the incremental basic cable subscribers transferred by Cable in the exchange, interest, net working capital exchanged and sales taxes.

Organizational Structure

Refer to Item 7.

Business Overview

This section is incorporated herein by reference to the “Company Overview”, “Recent Industry Trends”, “Business Strategy Overview”, “Networks”, “Overview of Government Regulation”, “Regulatory Developments”, “Competition” and “Intercompany and Related Party Transactions” sections contained on pages 2,3 and 5-9 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

Seasonality

Cable’s operating results are not generally subject to material seasonal fluctuations.

Properties, Trademarks and Other Matters

     In most instances, Cable owns the assets essential to its operations. The major fixed assets are coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, igitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras and television production facilities). The operating systems and software related to these assets are either owned by Cable or are used under license.

     Cable leases various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system, roof rights and land leases for the placement of some of the hub sites and headends and space for other portions of the distribution system.

     Cable owns or has licensed various brands and trademarks used in its businesses. In January 2000, Rogers launched a new logo and brand identity for the Rogers group of companies and, as a result, Rogers Wireless, Cable and Rogers Media share a common brand identity to reflect the Rogers group of companies’ ability to offer a variety of communications, information and entertainment services. In addition, Cable maintains customer lists for its businesses. Various of Cable’s trade names and properties are protected by trademark and/or copyright. Cable’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

     Environmental protection requirements applicable to Cable’s operations are not expected to have a significant effect on its capital expenditures, earnings or competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with Cable’s audited consolidated financial statements and the notes related to those financial statements, which are included in this Form 20-F. This section incorporates herein by reference the “Critical Accounting Policies and Estimates”, “Recent Accounting Developments” and “Cautionary Statement Regarding Forward-Looking Information” sections contained on pages 3-5 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 10-17 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

This section is incorporated herein by reference to the “Year Ended December 31, 2001 Compared to Year Ended December 31, 2000” and the “Capital Expenditures” sections contained on pages 42-44 and 46-47, respectively, of the Form F-4.

Financial Position — Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources”, “Financing” and “Interest Rate and Foreign Exchange Management” sections contained on pages 17-20 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

Contractual Obligations and Commitments

Contractual Obligations

Cable’s material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized below as at December 31, 2002 and are discussed in Notes 10 and 19 of Cable’s audited consolidated financial statements.

	Payments Due by Period

		Less than 1	1 - 3	4-5	After 5
	Total	Year	Years	Years	Years

	(in thousands of dollars)
Long-term debt	$2,349,492	$—	$412,789	$568,167	$1,368,536
Capital lease obligations	3,563	2,854	52	657	—
Operating leases	343,608	70,822	182,379	89,482	925

Total contractual cash obligations	$2,696,663	$73,676	$595,220	$658,306	$1,369,461

Other Commercial Commitments

Cable’s most significant purchasing commitment is the total annual cost of acquiring programming. The cost of programming includes the monthly contracted payment for the licensing of programming paid directly to the programming suppliers as well as to the copyright collectives and the Canadian programming production funds. Canadian broadcasting distribution regulations govern the types of services Cable offers and, in some cases, the rates which Cable is required to pay programming suppliers and, correspondingly, the fees Cable may charge its customers. Payments to programming service providers are generally calculated on a “per subscriber” basis and are payable pursuant to negotiated contracts which may range in length from three to eight years. Based on Cable’s approximately 2.3 million basic cable subscribers as of December 31, 2002, Cable estimates that its total payment obligation to programming suppliers in 2003 will be approximately $372 million, including amounts payable to the copyright collectives and the Canadian programming production funds.

The most significant purchasing commitment relating to Rogers Video is for the acquisition of videocassettes, DVDs and video games. Cable estimates that Rogers Video will spend approximately $60 million in 2003 on the acquisition of videocassettes, DVDs and video games (as well as non-rental merchandise) for rental and/or sale in Rogers Video stores. In addition, Cable expects Rogers Video will pay a further amount of $30 million in 2003 to movie studios as part of its revenue-sharing arrangements with those studios.

Pursuant to Canadian Radio-Television and Telecommunications Commission (“CRTC”) regulation, Cable is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. Cable may elect to contribute a portion to another CRTC-approved independent production fund. Cable estimates that its total contribution for 2003 will amount to approximately $32 million.

Canadian and United States Accounting Policy Differences

This section is incorporated herein by reference to “Note 22 – Canadian and United States accounting policy differences” contained on pages F-54 to F-62 of the notes to Cable’s audited consolidated financial statements.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Following is a list of directors and officers of Cable prepared as of December 31, 2002, indicating their municipality of residence and their principal occupation within the five preceding years. Each director is elected by RCI, as Cable’s sole shareholder, to serve until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name and Municipality	Office Held / Principal Occupation	Director	Officer
of Residence	Within Five Preceding Years	Since	Since

Mark T. Allen	Vice President, Human Resources	—	1999
Toronto, Ontario	From 1989 to 1999, Vice President, Human Resources of Pillsbury Canada Ltd. (manufacturer of consumer foods).

Robert J. Barker	Senior Vice President, National Cable Operations	—	1999
Toronto, Ontario	From 1988 to 1999, Vice President and General Manager, English Canada of Cogeco Cable Inc. (cable television company).

M. Lorraine Daly	Vice President, Treasurer	—	1987
Toronto, Ontario	Also Vice President, Treasurer of RCI

Name and Municipality	Office Held / Principal Occupation	Director	Officer
of Residence	Within Five Preceding Years	Since	Since

Pamela J. Dinsmore	Vice President, Regulatory	—	1997
Toronto, Ontario	Ms. Dinsmore has been associated with Cable since 1995

H. Garfield Emerson,	Director and Vice Chairman	2000	2001
Q.C. (1)(2)(3)	Also Chairman and Director of RCI
Toronto, Ontario	Since 2001, National Chairman and a Senior Partner of Fasken Martineau DuMoulin (law firm); from 1990 to 2001, President and Chief Executive Officer of N M Rothschild & Sons Canada Limited (investment banking)

Kenneth G. Engelhart	Vice President, Regulatory Law	—	1998
Toronto, Ontario	Also Vice President, Regulatory of RCI since 1992 and associated with RCI since 1990

Daphne Evans	Assistant Secretary	—	1979
Toronto, Ontario	Also Assistant Secretary of RCI

Albert Gnat, Q.C.	Director	2000	—
Caledon East, Ontario	Also a Director of RCI since 1986 Senior Partner of Lang Michener (law firm)

Alan D. Horn	Vice President	—	1996
Toronto, Ontario	Also Vice President, Finance and Chief Financial Officer of RCI

Donald W. Huff	Senior Vice President, Finance	—	2000
Pickering, Ontario	From 2000 to 2002, Vice President, Controller; Mr. Huff has been associated with Cable since 1990

Alek Krstajic (6)	Senior Vice President, Interactive Services, Sales and	—	1994
Toronto, Ontario	Product Development from 1999 to January 2003

Robert W. Korthals	Director	2000	—
Toronto, Ontario	Company Director. Also a Director of RCI since 1995 and served as a Director of Cable from 1995 to 1998

Philip B. Lind	Vice President	—	1997
Toronto, Ontario	Also Director of RCI since 1979 and Vice Chairman of RCI since 1991. Mr. Lind has been associated with RCI since 1969

John A. MacDonald (1)	Director	2000	—
Toronto, Ontario	President and Chief Operating Officer of AT&T Canada Inc. (broadband communications provider) since November 2002. From 1999 to 2001, President and Chief Executive Officer of Leitch Technology Corporation (video and audio signal equipment provider); from 1994 to 1999, Mr. MacDonald served as an executive officer of Bell Canada (telephone utility), most recently as President and Chief Operating Officer

Name and Municipality	Office Held / Principal Occupation	Director	Officer
of Residence	Within Five Preceding Years	Since	Since

Stephen D. McDonald (1)	Director	2000	—
New York City, NY and	Company Director
Dublin, Ireland	From 1999 to 2002, Chief Executive Officer of TD Waterhouse Group, Inc. (securities brokerage firm) and associated with The Toronto-Dominion Bank (Canadian chartered bank) from 1983 to 2002.

David P. Miller	Vice President, General Counsel and Secretary	—	1988
Toronto, Ontario	Also Vice President, General Counsel and Secretary of RCI

Dermot J.A. O’Carroll	Senior Vice President, Engineering & Network	—	1995
Toronto, Ontario	Operations since 1999

Heather M. Reisman	Director	2000	—
Toronto, Ontario	Chair and Chief Executive Officer of Indigo Books & Music, Inc.

Edward S. Rogers, O.C	Director and Chairman	1981	1981
Toronto, Ontario (2)(3)(4)	Also Director and President and Chief Executive Officer of RCI

Melinda M. Rogers (4)	Director	2000	—
Toronto, Ontario	Also Director and Vice President, Venture Investments of RCI since 2000; from 1997 to 1999, Product Manager with At Home Corporation

William T. Schleyer	Director	2000	—
Rye Beach, New Hampshire	Also Director of RCI since 1998. Chairman and Chief Executive Officer of Adelphia Communications Inc. (cable tv and Internet access) since January 2003. President and Chief Executive Officer of AT&T Broadband (broadband telecommunications) from 2001 to 2003.

John H. Tory, Q.C. (2)(5)	Director and President and Chief Executive Officer	1999	1999
Toronto, Ontario	Also Senior Vice President, Cable Communications of RCI; from 1995 to 1999, Senior Vice President, Media and Director and President and Chief Executive Officer of Rogers Media Inc.

Charles W. van der Lee	President and Chief Executive Officer, Rogers Video	—	1992
Surrey, British Columbia	From 1992 to 1998, President and Chief Operating Officer, Rogers Video

Thomas M. Vari	Vice President, IT and Chief Information Officer	—	1998
Toronto, Ontario	From 1995 to 1998 Director IT, Digital project

Name and Municipality	Office Held / Principal Occupation	Director	Officer
of Residence	Within Five Preceding Years	Since	Since

J. Christopher C.	Director	2002	—
Wansbrough (1)(3)	Also Director of RCI since 1982
Toronto, Ontario	Chairman of Rogers Telecommunications Limited (private holding company) since 1998; from 1997 to 1998, Vice Chairman, National Trustco Inc. (trust company); prior to 1997, Chairman, OMERS Realty Corporation (real estate management company)

E. Jennifer Warren	Vice President, Assistant General Counsel	—	2001
Toronto, Ontario	Also Vice President and Assistant General Counsel of RCI since 2000; from 1996 to 2000, Legal Counsel of RCI

Colette Watson	Vice President, External Relations	—	2001
Ottawa, Ontario	Ms. Watson has been associated with Cable since 1990. Since March 2001, Ms. Watson has been on secondment to Cable Public Affairs Channel (CPAC, a national public affairs channel).

Colin D. Watson (1)	Director	2000	—
Toronto, Ontario	Company Director. From January 2000 to January 2002, Vice Chairman of Spar Aerospace Limited (aviation services); from 1996 to 1999, President and Chief Executive Officer of Spar Aerospace Limited. Prior to 1996, President and Chief Executive Officer of Cable.

Daniel E. Williams, Q.C.	Director	2001	—
St. John’s, Newfoundland	Member of the Newfoundland House of Assembly and Leader of the Opposition and Leader of the Progressive Conservative Party of Newfoundland. Senior Partner of Williams, Roebothan, McKay & Marshall (law firm) since 1972. Associated with Cable Atlantic Inc. (now Rogers Cable Atlantic Inc.) since 1975. From 1985 to February 2001, Chairman and Chief Executive Officer of Cable Atlantic Inc.

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Finance Committee.

(4)	Melinda Rogers is the daughter of Edward S. Rogers, O.C. Effective April 11, 2003 Melinda Rogers was appointed Vice President, Strategic Planning and Venture Investments of RCI.

(5)	On February 7, 2003 RCI announced changes to the management structure of Cable coincident with the announcement by John H. Tory to seek public office and the process of transitioning his responsibilities at Rogers. Effective February 7, 2003 Edward Rogers (the son of Edward S. Rogers, O.C.) was appointed President and Co-Chief Executive Officer of Cable, John H. Tory was appointed Chairman and Co-Chief Executive Officer of Cable and Dean MacDonald was appointed Executive Vice President and Chief Operating Officer of Cable. Mr. John H. Tory has resigned from his positions at Cable and RCI, to be effective May 2003.

(6)	Mr. Krstajic resigned from his position at Cable effective January 2003.

Compensation of Directors and Executive Officers

The following table shows the aggregate amount of cash compensation Cable paid to its directors and executive officers as a group for services in all capacities to Cable for the year ended December 31, 2002.

	Directors'	Salaries &
	Fees	Bonuses	Total

Executive officers (including one director)	—	$4,742,397	$4,742,397
Directors (not employees)	$123,044	—	$123,044

Total	$123,044	$4,742,397	$4,865,441

The services of Messrs. E.S. Rogers, O.C., Emerson, Engelhart, Horn, Lind, and Miller and of Ms. Daly, Ms. Evans and Ms. Warren, in their capacities as officers, and Messrs. E.S. Rogers, O.C., Emerson and Wansbrough, in their capacities as directors, are not paid for by Cable. Their services are provided pursuant to the management services agreement between RCI and Cable. See “Item 7 — Certain Relationships and Related Party Transactions” below.

In 2002 directors were compensated for their services with a retainer of $15,000 per annum and meeting fees of $1,000 per meeting attended, $1,250 per meeting attended for directors travelling more than 100 km but less than 1,000 km to the meeting and $2,000 for directors travelling more than 1,000 km to the meeting. Directors fees are not paid to directors who are also Executive Officers of Cable. A director who acts as Chairman of a committee of the Board is paid an additional $5,000 per annum and receives $1,500 per meeting of such committee attended.

To encourage the directors to align their interests with shareholders, Cable implemented a Directors’ Deferred Share Unit Plan (the “DDSU Plan”) in December 1999 applicable to the fiscal year commencing January 1, 2000 and subsequent fiscal years. Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of an RCI Class B Non-Voting Share at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the board of directors of Cable and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of an RCI Class B Non-Voting Share at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on RCI Class B Non-Voting Shares.

In October, 2002, the Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of RCI Class A Shares, RCI Class B Non-Voting Shares and DDSUs during his or her term of service as a director of Cable.

From time to time, the directors are granted options to participate in the stock option plans of RCI. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

All directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board in an amount equal to $15,000 plus $2,000 per year of service as a director.

Directors’ and Officers’ Liability Insurance

     Through coverage obtained by its parent, RCI, Cable has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of Cable. The approximate amount of the premiums allocated to Cable in respect of these policies on account of directors’ and officers’ liability for Cable and its affiliates was $172,847 for the 12 month period ended December 31, 2002. The aggregate amount of coverage under the policies in 2002 is the sum of

US$50,000,000 in respect of any one policy period. By the current terms of the policy, in circumstances where a director or officer has a claim against Cable in respect of a loss covered by the policies, arising out of a suit(s) brought in Canada, Cable may claim for 100% of the loss over and above US$500,000 and in circumstances where a director or officer has a claim against Cable in respect of a loss covered by the policy arising out of a suit(s) brought in the United States of America, Cable may claim for 100% of the loss over and above US$1,000,000. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policies, the director or officer may claim on the policy for 100% of the loss with no deductible applicable under the policies.

Executive Compensation

The following table sets forth all compensation earned during the last three financial years by the Chief Executive Officer and Cable’s four most highly compensated executive officers (“Named Executive Officers”) other than the Chief Executive Officer, who served as executive officers at the end of 2002.

Summary Compensation Table
Annual Compensation

					Long-Term
					Compensation
					Awards
					Securities
				Other	Under
				Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)(2)

JOHN H. TORY(3)	2002	550,000	566,843	16,847	—	1,871
Chairman and Co-Chief Executive Officer	2001	550,000	454,250	14,825	250,000	1,871
	2000	525,000	501,425	—	—	1,985

ALEK KRSTAJIC(4)(5)	2002	300,000	428,477	6,877	—	1,021
Former Senior VP, Interactive Services,	2001	300,000	329,520	16,488	350,000	1,021
Sales & Product Development	2000	217,289	278,020	11,643	300,000	612

DERMOT O’CARROLL(5)	2002	226,600	522,821	1,834	—	771
Senior Vice President, Engineering	2001	226,092	115,150	16,488	—	771
& Network Operations	2000	219,808	77,500	23,005	35,000	748

CHARLES VAN DER LEE(5)	2002	265,000	347,973	3,548	—	902
President & Chief Executive Officer,	2001	264,654	362,633	16,543	—	902
Rogers Video	2000	246,865	175,000	24,508	35,000	840

ROBERT BARKER(6)	2002	250,000	115,706	3,184	—	851
Senior Vice President, National Cable	2001	249,135	106,045	—	—	851
Operations	2000	205,000	174,938	—	—	775

NOTES:

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The amounts quoted in this column represent premiums paid by Cable for group term life insurance for each officer.

(3)	Mr. Tory has resigned from Cable effective May 2003.

(4)	Mr. Krstajic resigned from Cable effective January 2003.

(5)	The bonuses paid to Messrs. Krstajic, O’Carroll and van der Lee include a special bonus in furtherance of Cable’s retention arrangements.

(6)	The bonus paid to Mr. Barker includes a special bonus relating to the integration of the cable systems purchased from Shaw Cable Inc.

Option/SAR Grants during the Year Ended December 31, 2002

     There were no stock options granted by Cable during the last financial year to the Named Executive Officers. Cable has not granted any Stock Appreciation Rights (SARs).

Aggregated Option/SAR Exercises during the Year Ended December 31, 2002 and Financial Year-End Option/SAR Values

     The following table sets forth each exercise of options during the last fiscal year by the Named Executive Officers:

				Value of Unexercised
			Unexercised	in-the-Money
	Securities		Options/SARs at	Options/SARs at
	Acquired	Aggregate	December 31, 2002	December 31, 2002(3)
	On	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

JOHN H. TORY	12,750	209,109	1,050,000/200,000(1)	5,022,000/NIL
ALEK KRSTAJIC	38,335	496,533	150,000/150,000(1)	NIL/NIL
DERMOT O’CARROLL	45,000	787,300	49,450/20,650(1)	48,375/NIL
CHARLES VAN DER LEE	NIL	NIL	124,200/20,150(1)	575,313/NIL
	6,860	91,028	1,503/1,001(2)	NIL/NIL
ROBERT BARKER	NIL	NIL	120,000/80,000(1)	NIL/NIL

NOTES:

(1)	These amounts represent options granted between 1994 and 2002 for Class B Non-Voting Shares of RCI at exercise prices ranging from $6.29 to $34.14 per share.

(2)	These amounts represent convertible preferred shares of RCI issued in 1994 pursuant to the 1991 Management Convertible Preferred Share Plan in the case of Mr. van der Lee, with a conversion price of $17.10 per Class B Non-Voting Share of RCI. An amount equal to the purchase price for shares acquired under the 1991 Plan is provided by Cable (or an affiliate) to the designated employee by an interest-free loan, repayable in installments over a ten-year period. The shares purchased by the employee are pledged as security for the loan.

(3)	The closing price of Class B Non-Voting Shares of RCI on the Toronto Stock Exchange on December 31, 2002 was $14.66.

Pension Benefits

     The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at retirement, equal to 2% of career average earnings for each year of credited service, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits under the Rogers Pension Plan are limited to a maximum of $1,722.22 per annum multiplied by years of credited service. The expected years of service at normal retirement date and the estimated annual pensions (based on current levels of remuneration), including the benefits under the supplemental retirement plans described below, are:

	Projected	Estimated
Executive Officers	Service	Benefit

JOHN H. TORY	N/A	N/A
ALEK KRSTAJIC	N/A	N/A
DERMOT O’CARROLL	19 years	32,700
CHARLES VAN DER LEE	28 years	48,500
ROBERT BARKER	13 years	22,400

     The estimated aggregate cost to Cable for the year ended December 31, 2002 of pension benefits to directors and senior officers under Cable’s registered defined benefit pension plan was nil.

Employment Contracts

     Each of Messrs. Tory and Krstajic had an employment contract with Cable. These contracts encompassed the compensation and pension arrangements noted in this section. Mr. Tory has resigned from Cable effective May 2003. Mr. Tory’s contract extended to his 65th birthday. In the event of death prior to retirement, Cable was required to pay a death benefit of $100,000 per annum, for ten (10) years to his spouse or to a designated beneficiary.

     If Cable terminated the employment of Mr. Tory other than for cause, it was required to provide notice (or payment in lieu thereof), in an amount equal to the greater of one month for every year of employment and two years, but in no event to exceed the number of months by which the date of termination preceded his 65th birthday.

     Mr. Krstajic resigned from Cable effective January 2003; he received a lump sum equal to twelve months salary. He also became eligible to receive continuing bi-weekly payments based on the average of the bonuses earned by him in 2001 and 2002. Such payments will cease on the earlier of January 31, 2004 and the date on which Mr. Krstajic secures alternative employment.

Composition of the Compensation Committee

     During the year ended December 31, 2002, the Compensation Committee of RCI carried out the duties of the compensation committee of Cable. The committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Albert Gnat, Q.C., Robert W. Korthals, William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is Vice-Chairman of Cable and Chairman of RCI.

Report on Executive Compensation

     As Cable is a wholly owned subsidiary of RCI, Cable’s executive compensation programme is administered by the RCI Compensation Committee, comprised of seven members of the RCI Board of Directors, none of whom are members of Cable’s management. A majority of the members of the RCI Compensation Committee are directors of Cable. The Compensation Committee reviews and recommends to the Board of Directors for approval Cable’s executive compensation policies. The Compensation Committee also reviews the design and competitiveness of Cable’s compensation and benefit programmes generally. The Compensation Committee met five times in 2002.

Compensation Philosophy

     Cable’s executive compensation programme is designed to provide incentives for the enhancement of shareholder value, the successful implementation of Cable’s business plans and improvement in corporate and personal performance and the retention of key employees. The programme is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, long-term equity based incentive and other employee benefits including, in the past, the provision of loans to employees.

     Its overall objectives are:

     (1)  to attract and retain qualified executives critical to the success of Cable,

     (2)  to provide fair and competitive compensation,

     (3)  to integrate compensation with Cable’s business plans,

     (4)  to align the interests of management with those of shareholders, and

     (5)  to reward both business and individual performance.

     The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all senior executives of Cable and its principal business units. The Compensation Committee recommends to the Board for approval, the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

     An executive’s base salary is determined by an assessment of his/her sustained performance and consideration of competitive compensation levels for the markets in which Cable operates.

Annual Incentives

     Cable’s executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to Cable’s achievement of targeted operating income levels. This establishes a direct link between executive compensation and Cable’s operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for Cable overall and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

     An individual executive’s annual incentive opportunity is established at the beginning of a financial year. Actual bonuses are determined principally by applying a formula based on Cable or division performance to each individual’s bonus opportunity.

     Applying this formula results in payments at the targeted opportunity level when budgeted operating income is achieved, payments below the targeted level when operating income is below budget and payments above the targeted level when operating income is over budget.

Long-Term Incentives

     Key employees and officers, are able to participate in the RCI stock option plans. In prior years Cable has provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into RCI Class B Non-Voting shares. In addition, Cable has in the past provided loans to key employees and officers as described elsewhere in this document.

     An important objective of these plans is to encourage executives to acquire a meaningful equity ownership interest in Cable over a period of time and, as a result, focus executives’ attention on the long-term interests of Cable and its shareholders.

     The share purchases under the share purchase plans are financed by the provision of non-interest bearing loans repayable by the executive in required annual installments over ten years. The shares held under the Plan are released to the executive only at such time and in such proportions as the executive repays the loan. Should the executive leave Cable prior to the end of the ten year period, a proportional number of the preferred shares are redeemed and cancelled.

     All stock options granted under stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded.

Chief Executive Officer’s Compensation

     The Compensation Committee reviews the Chief Executive Officer’s performance each year. Mr. Tory’s base salary was established in a manner consistent with that established for other senior executives.

     Mr. Tory’s annual incentive was based on Cable’s attainment of budgeted operating income level and specific individual and corporate successes identified at the beginning of the fiscal year.

     Mr. Tory participated in the stock option plans on the same basis as other senior executive officers.

Submitted on behalf of the RCI Compensation Committee

THOMAS I. HULL, Chairman
RONALD D. BESSE
H. GARFIELD EMERSON, Q.C.
ALBERT GNAT, Q.C.
ROBERT W. KORTHALS
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

Indebtedness of Directors and Executive Officers

     All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     The following table sets forth the particulars of loans made by or outstanding to Cable during the year ended December 31, 2002 to present or former directors, executive officers or senior officers of Cable and associates of such persons in connection with the purchase of securities of Cable.

     As of April 1, 2003 the aggregate indebtedness to Cable or any subsidiary of present or former directors, officers and employees of Cable or any subsidiary in connection with the purchase of securities of RCI totalled $2,242,575.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers under Securities Purchase Programs

		Largest Amount		Financially
		Outstanding		Assisted Securities
		During the	Amount	Purchases During
	Involvement	Financial Year	Outstanding	The Financial
	of Corporation or	Ended	as at	Year Ended
Name and Principal	Subsidiary	December 31, 2002	April 1, 2003	December 31, 2002	Security for
Position	(1)	($)	($)	(#)	Indebtedness

CHARLES VAN DER LEE	Loan from Corporation	131,504	42,818	NIL	RCI Convertible Preferred Shares

NOTE:

(1)	This loan is non-interest bearing and is repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time Mr. van der Lee may prepay an amount equal to 10% of the principal amount for each complete year the loan has been outstanding less any mandatory repayments.

     As of April 1, 2003 the aggregate indebtedness to Cable of all present or former officers, directors and employees that was not entered into in connection with the purchase of securities was $2,576,197.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs

Largest Amount
Outstanding During
		the	Amount Outstanding
		Financial Year Ended	as at
	Involvement of	December 31, 2002	April 1, 2003
Name and Principal Position	Corporation or Subsidiary	($)	($)

JOHN H. TORY(1)	Loan from Corporation	500,000	475,000

NOTES:

(1)	The loan to Mr. Tory was made to provide assistance in purchasing a residence and is non-interest bearing and owed to RCI. Mr. Tory’s loan is due on demand.

Employees

This section is incorporated herein by reference to the “Employees” section contained on page 15 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 7 – CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ownership Structure The following organization chart illustrates, as of December 31, 2002, the ownership structure of Cable and its principal subsidiaries and indicates the jurisdiction of incorporation of each entity shown. As noted, Cable is a wholly-owned subsidiary of RCI.

Related Party Transactions

Refer to Item 6 – Indebtedness of Directors, Executive Officers and Senior Officers. This section also incorporates by reference herein the “Intercompany and Related Party Transactions” section contained on pages 8-9 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 8 – FINANCIAL STATEMENTS AND OTHER INFORMATION

Consolidated Financial Statements

Refer to Item 17.

Litigation

There exist certain claims and potential claims against Cable, none of which is expected to have a material adverse effect on the consolidated financial position of Cable.

Significant Changes

There has been no significant change in the financial position of Cable since December 31, 2002 and as reflected in the audited consolidated financial statements as at and for the year ended December 31, 2002.

ITEM 9 – LISTING DETAILS

Cable’s common shares are wholly-owned by RCI and are not listed on any securities exchange. In addition, Cable’s public debt securities are not listed on any securities exchange.

ITEM 10 –ADDITIONAL INFORMATION

Material Contracts

For information regarding Cable’s material contracts, see Item 7 above.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently Cdn$223 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. Cable understands that as a result of current policy of the relevant minister, the acquisition of control of Cable by a non-Canadian would not be permitted under the Investment Canada Act. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, see “Overview of Government Regulation – Restrictions on Non-Canadian Ownership and Control” contained on page 7 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002, which is incorporated herein by reference.

Taxation

The following summary describes the material Canadian federal income tax consequences to a holder of Cable’s public debt securities (the securities) who is a non-resident of Canada. The summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced prior to the date hereof and the company’s understanding of the published administrative practices of Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of the securities or any other party.

The payment by Cable of interest, principal or premium on the securities to a holder who is a non-resident of Canada and with whom Cable deals at arm’s length within the meaning of the Tax Act at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the securities or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold the Securities in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated herein by reference to the “Interest Rate and Foreign Exchange Management” section contained on pages 19-20 of Cable’s Management’s Discussion and Analysis for the year ended December 31, 2002.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

     Cable’s management, including the co-Chief Executive Officers and the Senior Vice President, Finance, have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the co-Chief Executive Officers and the Senior Vice President, Finance concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the co-Chief Executive Officers and the Senior Vice President, Finance completed their evaluation.

ITEM 16 – RESERVED

PART III

ITEM 17 — FINANCIAL STATEMENTS

This section is attached following the signature page of this Form 20-F as pages F-1 through F-62 and is incorporated herein by reference.

ITEM 18 — FINANCIAL STATEMENTS

Not applicable.

Item 19 – EXHIBITS

Exhibit
Number		Description

† 1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof
† 1.2	—	By-laws of Rogers Cable Inc.
2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
** 3.1	—	Amended and Restated Management Agreement dated as of January 1, 1988 between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.
† 4.1	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders named therein
** 4.2	—	Indenture, dated as of August 1, 1992 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 9 5/8% Senior Secured Second Priority Notes due 2002
*** 4.3	—	Indenture, dated as of September 1, 1992 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10 1/8% Senior Secured Second Priority Debentures due 2012
**** 4.4	—	Indenture, dated as of January 15, 1994 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 9.65% Senior Secured Second Priority Debentures due 2014
* 4.5	—	Indenture, dated as of March 20, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005
***** 4.6	—	Indenture, dated as of November 30, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Debentures due 2007
***** 4.7	—	Indenture, dated as of November 30, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015
† 4.8	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007
† 4.9	—	Indenture, dated as of April 30, 2002 between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to issuance of Rogers Cable Inc.’s 7.875% Senior (Secured) Second Priority Notes due 2012
† 4.10	—	Indenture, dated as of April 30, 2002 between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to issuance of Rogers Cable Inc.’s 8.75% Senior (Secured) Second Priority Debentures due 2032
†8.1	—	Subsidiaries of Rogers Cable Inc.
††11.1	—	Section 302 Certification
††11.2	—	Section 906 Certification

† Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto.

†† Filed herewith

*	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-51038 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-73092 and incorporated herein by reference thereto

*****	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC
(Registrant)

May 14, 2003 (Date)	/s/ M. Lorraine Daly M. Lorraine Daly Vice President, Treasurer

May 14, 2003 (Date)	/s/ Donald W. Huff Donald W. Huff Senior Vice President, Finance

Consolidated Financial Statements (Expressed in Canadian dollars)

ROGERS CABLE INC

Years ended December 31, 2000, 2001 and 2002

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS’ REPORT

To the Board of Directors of Rogers Cable Inc.

We have audited the consolidated balance sheets of Rogers Cable Inc. as at December 31, 2001 and 2002 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
January 31, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes to the consolidated financial statements relating to the adoption by the Company of Goodwill and Other Intangible Assets (note 2(d)), Foreign Currency Translation (note 2(e)) and Stock-based Compensation and Other Stock-based Payments (note 2(m)). Our report to the Board of Directors of Rogers Cable Inc. dated January 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Toronto, Canada
January 31, 2003

ROGERS CABLE INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2001 and 2002

	2001	2002

Assets
Property, plant and equipment (note 4)	$2,373,625	$2,556,847
Goodwill (note 5(a))	926,445	926,445
Other intangible assets (note 5(b))	1,560	1,040
Investments (note 6)	111,935	100,799
Cash and cash equivalents	–	3,696
Accounts receivable, net of allowance for doubtful accounts of $7,465 for 2001 and $10,120 for 2002	111,365	91,616
Deferred charges (notes 2(e) and 7)	47,151	50,063
Other assets (note 8)	89,641	76,272

	$3,661,722	$3,806,778

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$8,427	$–
Long-term debt (note 10)	1,617,143	2,353,055
Notes payable to parent company (note 11)	485,600	204,500
Accounts payable and accrued liabilities	369,147	288,143
Due to parent and affiliated companies (note 17(a))	34,907	23,783
Unearned revenue	27,280	35,256
Future income taxes (note 15)	28,302	–

	2,570,806	2,904,737
Shareholders’ equity (notes 2(e) and 12)	1,090,916	902,041

	$3,661,722	$3,806,778

Commitments (note 19)
Contingent liabilities (note 20)
Canadian and United States accounting policy differences (note 22)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
 Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Operating revenue	$1,291,161	$1,433,029	$1,596,401
Operating, general and administrative expenses	833,379	916,224	1,032,921
Management fees (note 17(b)(i))	25,949	28,781	31,745

Operating income before the following	431,833	488,024	531,735
Workforce reduction (note 14)	–	–	5,850
Cable system integration and At Home termination costs (note 13)	10,612	60,436	–
Depreciation and amortization	343,082	433,829	484,224

Operating income (loss)	78,139	(6,241)	41,661
Interest:
Long-term debt	158,124	162,590	208,645
Notes payable to Rogers Communications Inc. (note 11)	33,901	12,036	4,687

	192,025	174,626	213,332

	(113,886)	(180,867)	(171,671)
Dividend income from affiliated company (note 6(b)(ii))	39,380	32,228	5,447
Write-down of investments (note 6(a)(ii) and (c))	–	(26,000)	(11,136)
Gain on sale of a subsidiary (note 3(b(ii))	–	17,807	–
Gain on sale of investments (note 6(a)(i))	30,891	16,195	–
Loss on repayment of long-term debt (note 10(l))	–	–	(20,880)
Foreign exchange loss (note 2(e))	(3,460)	(1,452)	(3,090)
Other income (expense)	(792)	698	(3,887)

Loss before income taxes	(47,867)	(141,391)	(205,217)
Income tax expense (reduction) (note 15):
Current	4,789	5,314	6,515
Future	(37,286)	–	(152,902)

	(32,497)	5,314	(146,387)

Loss for the year	$(15,370)	$(146,705)	$(58,830)

Basic and diluted loss per share (note 16)	$(0.28)	$(0.82)	$(0.29)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Deficit, beginning of year:
As previously reported	$(1,371,976)	$(1,449,690)	$(1,640,234)
Adjustment related to change in accounting for foreign currency translation (note 2(e))	(23,639)	(19,312)	(7,701)

As restated	(1,395,615)	(1,469,002)	(1,647,935)
Loss for the year	(15,370)	(146,705)	(58,830)
Dividends on preferred shares	(39,380)	(32,228)	(5,447)
Dividends on common shares	–	–	(57,600)
Distribution to parent company on sale of investment in Canadian Satellite Communications Inc. (note 6(b)(i))	(18,637)	–	–
Distribution to 610829 British Columbia Ltd. (note 6(b)(iii))	–	–	(124,600)

Deficit, end of year	$(1,469,002)	$(1,647,935)	$(1,894,412)

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Cash provided by (used in):
Operating activities:
Loss for the year	$(15,370)	$(146,705)	$(58,830)
Adjustments to reconcile the loss for the year to net cash flows from operating activities:
Depreciation and amortization	369,621	466,592	540,749
Future income taxes	(37,286)	–	(152,902)
Foreign exchange loss (gain)	894	1,452	(1,162)
Loss on sale of property, plant and equipment	–	–	1,560
Loss on repayment of long-term debt	–	–	20,880
Write-down of investments	–	26,000	11,136
Equity loss in At Home Canada, net	175	244	–
Gain on sale of a subsidiary and investments	(30,891)	(34,002)	–

	287,143	313,581	361,431
Change in non-cash working capital items (note 9(a))	35,109	38,474	(55,162)

	322,252	352,055	306,269
Financing activities:
Issue of long-term debt	807,000	515,500	2,282,130
Repayment of long-term debt	(508,533)	(519,519)	(1,674,078)
Premium on repayment of long-term debt (note 10(l))	–	–	(21,773)
Proceeds on termination of cross-currency interest rate exchange agreements (note 10(l))	–	–	141,380
Issue of capital stock to parent company (note 12(c)(ii))	–	–	57,602
Issue of notes payable to parent company (note 11)	724,095	981,000	216,500
Repayment of notes payable to parent company (note 11)	(641,995)	(495,400)	(497,600)
Dividends paid	(39,380)	(32,228)	(63,047)
Capital contribution by parent company (note 12(a)(i))	9,233	–	–

	350,420	449,353	441,114
Investing activities:
Additions to property, plant and equipment	(650,349)	(749,747)	(650,871)
Proceeds from cablesystem exchange	46,709	–	–
Proceeds on sale of property, plant and equipment	–	–	4,296
Additions to video rental inventory	(30,988)	(36,880)	(59,304)
Additions to deferred charges	(8,943)	(5,910)	(29,381)
Acquisition of Rogers Cable Atlantic Inc. (note 3(b)(i))	–	(88,856)	–
Proceeds on sale of a subsidiary (note 3(b)(ii))	–	29,366	–
Proceeds on sale of investments (note 6(a)(i))	30,891	16,195	–
Other investments	(26,339)	–	–

	(639,019)	(835,832)	(735,260)

Increase (decrease) in cash and cash equivalents	33,653	(34,424)	12,123
Cash and cash equivalents (deficiency), beginning of year	(7,656)	25,997	(8,427)

Cash and cash equivalents (deficiency), end of year	$25,997	$(8,427)	$3,696

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions see note 9.

See accompanying notes to consolidated financial statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

1.	Nature of business:

Rogers Cable Inc. (“RCAB”) is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RCAB owns and operates cable television systems, a chain of video stores, and provides Internet access service through its cable network. RCAB and its subsidiary companies are collectively referred to herein as the “Company”.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and, except as outlined in note 22, are, in all material respects, in accordance with United States GAAP. The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Material intercompany transactions and balances are eliminated on consolidation.

Other investments are recorded at cost and are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Property, plant and equipment:

Property, plant and equipment (“PP&E”) are recorded at purchased cost. During construction of new cable areas or during the rebuilding of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

The Company reviews the recoverability of property, plant and equipment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2001 and 2002, no impairment in the carrying amount had occurred.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(c)	Depreciation:

Property, plant and equipment and video rental inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Converters, modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Diminishing balance	Mainly 20% and 30%
Computer equipment	Straight line	25%
Leasehold improvements	Straight line	Over term of lease
Video rental inventory	Diminishing balance	6 months

Depreciation expense for video rental inventory is charged to operating expenses and amounted to $26,539,000, $32,215,000 and $56,525,000 in the years ended December 31, 2000, 2001 and 2002, respectively.

(d)	Business combinations, goodwill and other intangible assets:

In 2001, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.

On January 1, 2002, the Company discontinued amortization of all existing goodwill on a prospective basis and evaluated existing intangible assets to determine whether reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its subscribers and licences and concluded that they should continue to be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

Under the new standards, as of January 1, 2002, goodwill was tested to determine if there was any indication that this goodwill was impaired. To accomplish this, the Company identified its “reporting units” and determined the book value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Had the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. The Company identified its reporting units and the book and fair values of each and determined that no impairment in the carrying value of the goodwill in any of the reporting units existed as at January 1, 2002.

In accordance with the new standards, the Company has calculated the fair value of each reporting unit as at December 31, 2002 and compared this amount to the reporting unit’s book value and determined that no impairment of the goodwill exists in any of the Company’s reporting units as at December 31, 2002.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

The following table presents the effect on the December 31, 2000 and 2001 consolidated statements of income as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

	2000	2001

Loss for the year, as reported	$(15,370)	$(146,705)
Amortization of goodwill	20,489	25,518

Net income (loss) for the year before amortization of goodwill	$5,119	$(121,187)

Basic and diluted loss per share, as reported	$(0.28)	$(0.82)
Amortization of goodwill	0.10	0.12

Loss per share for the year before amortization of goodwill	$(0.18)	$(0.70)

For the year ended December 31, 2001, goodwill acquired prior to July 1, 2001 was amortized over a period of 40 years on a straight-line basis from the date of acquisition.

(e)	Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the period-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Effective January 1, 2002, exchange gains or losses on translating long-term debt are recognized in the consolidated statement of income as a result of adoption of the amendments to CICA Handbook Section 1650, “Foreign Currency Translation”. Previously, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

Upon adoption of the amended standard on January 1, 2002, the 2000 and 2001 consolidated balance sheets and consolidated statements of income were restated by the following amounts:

Consolidated balance sheet:

2001

Total assets, as previously reported	$3,669,423
Reduction in deferred foreign exchange	(7,701)

Total assets, as restated	$3,661,722

Total liabilities and shareholders’ equity, as previously reported	$3,669,423
Increase in deficit	(7,701)

Total liabilities and shareholders’ equity, as restated	$3,661,722

Consolidated statements of income:

	2000	2001

Loss for the year, as previously reported	$(19,697)	$(158,316)
Decrease in amortization expense	5,221	13,063
Increase in foreign exchange loss	(894)	(1,452)

Loss for the year, as restated	$(15,370)	$(146,705)

Basic and diluted loss per share for the year, as previously reported	$(0.30)	$(0.87)
Restatement, as a result of change in accounting policy for foreign exchange translation	0.02	0.05

Basic and diluted loss per share for the year, as restated	$(0.28)	$(0.82)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

The effect of the adoption of the amended standard was to decrease the Company’s loss for the years ended December 31, 2000 and 2001 by approximately $4,327,000 and $11,611,000, respectively ($0.02 and $0.05 per share, respectively) and to increase the Company’s loss for the year ended December 31, 2002 by approximately $9,635,000 ($0.04 per share).

(f)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(g)	Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVD’s and videogames, is depreciated to a pre-determined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense on the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

(h)	Pension benefits:

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the years ended December 31, 2000, 2001 and 2002 and, accordingly, no pension expense was recorded for any of these years. The Company does not provide its employees with post-retirement benefits other than pensions.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(i)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(j)	Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, that have been entered into by the Company to hedge exposure to interest rate risk and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s consolidated statements of income.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(k)	Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i)	Installation revenues in connection with cable and internet services are recorded as revenue to the extent of direct selling costs incurred.

(ii)	Monthly fees in connection with cable and internet services are recorded as revenue on a pro rata basis over the month.

(iii)	Revenue from pay-per-view movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(l)	Subscriber acquisition costs:

The Company expenses commissions and equipment subsidies related to the acquisition of new cable subscribers upon activation.

(m)	Stock-based compensation:

RCI has a stock option plan for its employees and directors, including those of the Company. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying RCI Class B Non-Voting shares on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company’s employees under the plan. Consideration paid by employees on exercise of stock options is recorded as share capital in RCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Accordingly, no restatement of prior periods was required as a result of the adoption of the new standard. See note 12(d) for the pro forma disclosure required by this standard.

RCI has an employee share purchase plan in which the Company participates. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Non-Voting shares of RCI on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus in RCI. The employee share purchase plan is more fully described in note 12(e).

(n)	Earnings per share:

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted loss per share calculation considers the impact of employee stock options and other potentially dilutive instruments.

(o)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

The Company has estimated the useful lives of all depreciable assets and the recoverability of property, plant and equipment, goodwill and intangible assets using estimates of future cash flows. In addition, the Company has investments some of which have experienced recent declines in market valuation. Significant changes in the assumptions with respect to future business plans could result in impairment of property, plant and equipment, goodwill or intangible assets. In addition, continuing declines in market valuations could result in impairment of these investments.

(p)	Recent Canadian accounting pronouncements:

(i)	Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when AcG 13 becomes effective.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(ii)	Impairment or disposal of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment”, as well as Section 3475, “Discontinued Operations”. These new standards are consistent with the U.S. Financial Accounting Standard Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

2.	Significant accounting policies (continued):

(iii)	Disclosure of guarantees:

In February 2003, the CICA issued Accounting Guideline 14, “Disclosure of Guarantees” (“AcG 14”). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

3.	Acquisition and divestitures:

The Company completed the following acquisition and divestitures. The acquisition has been accounted for by the purchase method and the results of operations of the acquired business are included in the consolidated statements of income from the effective date of acquisition. Similarly, the results of operations of the divested businesses have been excluded from the consolidated statements of income from the effective dates of divestiture.

(a)	2000:

Effective November 1, 2000, the Company entered into an agreement with Shaw Communications Inc. (“Shaw”) to exchange certain cable television and internet assets. The Company exchanged its existing cable and internet assets in British Columbia, with approximately 623,000 basic cable subscribers, for Shaw’s cable television and internet assets in southern Ontario and New Brunswick, having approximately 601,000 basic cable subscribers. The cablesystems exchange was recorded at book value, with Shaw to pay the Company approximately $3,300 per incremental basic cable subscriber gained in the exchange plus, subject to certain adjustments, reimburse the working capital exchanged between the cablesystems. No gain or loss was recorded in this exchange of assets, as the transaction was considered to be a non-monetary exchange of similar productive assets. Cash proceeds received from Shaw totalled $75,988,000, which includes amounts for incremental basic cable subscribers transferred in the exchange, interest, net working capital exchanged and sales taxes (note 13(a)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

3.     Acquisition and divestitures (continued):

(b) 2001:

(i)	Acquisition of Rogers Cable Atlantic Inc. (formerly Cable Atlantic Inc.):

On February 7, 2001, RCI acquired 100% of the issued and outstanding shares of Rogers Cable Atlantic Inc. (“RCAI”) (formerly Cable Atlantic Inc.), which has cable television systems serving approximately 75,000 basic subscribers in Newfoundland. On February 12, 2001, the Company acquired from RCI, at RCI’s cost, all of the outstanding shares of RCAI for a total consideration of $251,499,000, including costs of acquisition, consisting of cash of $88,856,000, net of cash acquired, and the issuance of 151,800 seventh preferred shares in the amount of $162,643,000 (notes 12(b)(i) and 13(a)).

Details of the net assets acquired, at fair value, were as follows:

Property, plant and equipment	$42,497
Other assets	10,546
Goodwill	216,733

269,776
Accounts payable and accrued liabilities	15,400
Future income taxes	2,877

18,277

Total consideration, net of cash	$251,499

(ii)	Sale of Rogers American Cablesystems, Inc.:

On November 19, 2001, the Company sold all of the shares of Rogers American Cablesystems, Inc. (“American Cablesystems”), a wholly owned subsidiary, to General Communication Inc. American Cablesystems’ wholly owned subsidiary, Rogers Cablesystems of Alaska, Inc., owned and operated cable systems in Alaska which, at the time of the sale, served approximately 7,400 basic cable subscribers. Total cash proceeds on the sale amounted to $29,366,000, which resulted in a gain on sale of $17,807,000 before income taxes.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

4.     Property, plant and equipment:

Details of property, plant and equipment are as follows:

	2001		2002

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$55,898	$44,672	$60,137	$47,019
Towers and headends	458,659	263,873	507,470	264,759
Distribution cable and subscriber drops	2,738,109	1,582,916	3,136,545	1,785,510
Converters, modems and set-top terminals	504,480	242,271	534,201	231,171
Programming and other equipment	72,343	22,471	79,796	24,973
Computer equipment	362,519	146,642	394,331	135,629
Leasehold improvements	91,582	26,979	97,246	26,449
Other equipment	166,078	43,801	176,865	41,337

	$4,449,668	$2,373,625	$4,986,591	$2,556,847

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 amounted to $310,507,000, $389,461,000 and $461,793,000, respectively.

Property, plant and equipment not yet in service and therefore not depreciated at December 31, 2001 and 2002 amounted to $253,000,000 and $113,800,000, respectively.

The Company has a significant ongoing PP&E capital expenditure program including the expansion and improvement of its networks and the provision of internet and digital services to subscribers. The Company estimates that its PP&E expenditure program for 2003 will be in the range of approximately $500,000,000 to $525,000,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

5.     Goodwill and other intangible assets:

(a) Goodwill:

	2001	2002

Goodwill	$1,091,068	$1,091,068
Less accumulated amortization	164,623	164,623

	$926,445	$926,445

Amortization of goodwill for the years ended December 31, 2000, 2001 and 2002 amounted to $20,489,000, $25,518,000 and nil, respectively.

(b) Other intangible assets:

	2001	2002

Subscribers	$5,200	$5,200
Less accumulated amortization	3,640	4,160

	$1,560	$1,040

Subscribers are being amortized on a straight-line basis over 10 years. Amortization of subscribers for the years ended December 31, 2000, 2001 and 2002 amounted to $520,000 per annum.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

6.     Investments:

			2001		2002

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Publicly traded companies:
Liberate Technologies Inc.	220,222	Common
(“Liberate”)		shares	$3,793	$11,631	$495	$495
	200,000	Warrants	1,374	-–	—	-–
Terayon Communication Systems, Inc.	580,000	Common
(“Terayon”)		shares	7,197	1	1,878	1

			$12,364	11,632	$2,373	496

Affiliated companies:
Rogers Cable Investments Limited (“RCIL”)	100,000	First
		Preferred
		shares		100,000		100,000
Other investments, at cost, net of write-downs				303		303

				$111,935		$100,799

(a)	Publicly traded companies:

(i)	In 2000, RCI transferred 2,000,000 common shares of Terayon to the Company. The transaction was valued at a nominal amount which represented RCI’s carrying value of the investment in Terayon. In consideration for the sale of the shares, the Company issued 306,904 fourth preferred shares to RCI (note 12(a)(ii)). In 2000, the Company sold 450,000 common shares of Terayon for proceeds and a gain on sale of $30,891,000 before income taxes. In 2001, the Company sold 970,000 common shares of Terayon for proceeds and a gain on sale of $16,195,000 before income taxes.

(ii)	In 2002, the Company wrote down its investment in Liberate by $11,136,000 due to a decline in the quoted market value that was considered to be other than temporary.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

6.     Investments (continued):

(b) Affiliated companies:

(i)	In March 2000, RCI transferred 4,070,422 common shares of Canadian Satellite Communications Inc. (“Cancom”) to the Company in exchange for 95,654 fifth preferred shares of RCAB. The transaction was valued at $95,655,000 (note 12(a)(i)). The Company subsequently sold the 4,070,422 common shares of Cancom to Shaw and received a demand non-interest bearing promissory note as consideration. This demand non-interest bearing promissory note was then assigned to RCI as consideration for the redemption of the 95,654 fifth preferred shares of the Company. This transaction utilized available tax losses of approximately $42,746,000, the benefit of which had previously been recorded at a value of $18,637,000. The utilization of these losses has been recorded as a distribution to RCI.

(ii)	The first preferred shares of RCIL entitle the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly-owned subsidiary of RCI. Dividends earned from RCIL for the years ended December 31, 2000, 2001 and 2002 amounted to $39,380,000, $32,228,000 and $5,447,000, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that have the effect of transferring tax losses of the Company to subsidiaries of the Company.

During 2001, the redemption of 363,000 first preferred shares of RCIL, held by the Company valued at $363,000,000, were offset by the redemption of 363,000 of its first preferred shares held by RCIL (note 12(b)(ii)). This reduced the investment held by the Company in the first preferred shares of RCIL to $100,000,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

6.     Investments (continued):

(iii)	In July 2002, 610829 British Columbia Ltd. (“610 Ltd.”), a wholly-owned subsidiary company of RCI, transferred 19,328,795 Deposit Receipts of AT&T Canada Inc., a public company (“DR’s”) to the Company in exchange for 1,000,000 eighth preferred shares. The transaction was valued at $934,692,000, representing the fair market value of these DR’s based upon the quoted market value of the DR’s at the time of transfer. The Company subsequently sold the DR’s to 610 Ltd. and received 1,000,000 first preferred shares of 610 Ltd. The eighth preferred shares of the Company were redeemed for a demand promissory note payable to 610 Ltd. Following these transfers, the first preferred shares of 610 Ltd. were redeemed and the Company received a demand promissory note receivable from 610 Ltd. The note receivable from 610 Ltd. was then satisfied by the set off against the demand promissory note payable to 610 Ltd. (note 12(c)(i)).

This transaction utilized available tax losses of the Company of approximately $413,786,000, the benefit of which had previously been recorded at a value of $124,600,000. For accounting purposes, the utilization of these losses has been recorded as a distribution to 610 Ltd. (note 15).

(c) Other investments:

In 2001, the Company wrote down other investments by $26,000,000 due to a decline in value that was considered to be other than temporary.

7.     Deferred charges:

	2001	2002

Financing costs	$18,090	$34,225
Pre-operating costs	25,237	15,838
Other	3,824	–

	$47,151	$50,063

Amortization of deferred charges for the years ended December 31, 2000, 2001 and 2002 amounted to $18,092,000, $18,878,000 and $21,911,000, respectively. Accumulated amortization as at December 31, 2001 and 2002 amounted to $57,660,000 and $31,846,000, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

7.     Deferred charges (continued):

In connection with the repayment of certain long-term debt in 2002, the Company wrote-off the carrying value of cross-currency interest rate exchange agreements relating to the debt of $2,290,000 and deferred financing costs of $2,268,000 (note 10(l)).

8.     Other assets:

	2001	2002

Amounts receivable from employees under RCI share purchase plans, including $263 and $83 at December 31, 2001 and 2002, respectively, from officers, secured by the underlying shares of RCI	$3,463	$2,976
Mortgages and loans receivable, including $2,585 and $1,164 at December 31, 2001 and 2002, respectively, from officers	5,354	3,277
Inventories	39,272	26,611
Video rental inventory	30,778	33,557
Prepaid expenses and other assets	10,774	9,851

	$89,641	$76,272

9.     Consolidated statements of cash flows supplemental information:

(a) Change in non-cash working capital items:

	2000	2001	2002

Accounts receivable	$(27,219)	$1,446	$12,842
Accounts payable and accrued liabilities	91,188	12,246	(81,004)
Unearned revenue	15,011	(17,845)	7,976
Other assets	(61,068)	46,787	16,148
Due to parent and affiliated companies	17,197	(4,160)	(11,124)

	$35,109	$38,474	$(55,162)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

9.     Consolidated statements of cash flows supplemental information (continued):

(b) Supplemental cash flow information:

	2000	2001	2002

Interest paid	$145,310	$166,430	$192,740
Income taxes paid	4,789	5,314	6,515

(c) Supplemental disclosure of non-cash financing and investing activities:

	2000	2001	2002

Distribution to 610 Ltd. on sale of investment in AT&T Deposit Receipts (note 6(b)(iii))	$–	$–	$(124,600)
Seventh preferred shares issued in consideration for acquisition of RCAI (note 3(b)(i))	–	162,643	–
Redemption of first preferred shares held by RCIL (note 6(b)(ii))	–	(363,000)	–
Conversion of notes payable and accrued and unpaid interest on the notes payable to RCI to Class B common shares (note 12(a)(iii))	632,100	–	–
Fifth preferred shares issued to RCI in consideration for acquisition of investment in Cancom (note 6(b)(i))	95,655	–	–
Promissory note receivable from sale of investment in Cancom (note 6(b)(i))	95,655	–	–
Redemption of fifth preferred shares through the assignment of the promissory note receivable to RCI (note 6(b)(i))	95,655	–	–
Distribution to RCI on sale of investment in Cancom (note 6(b)(i))	(18,637)	–	–
Fourth preferred shares issued to RCI in consideration for acquisition of investment in Terayon (note 6(a)(i))	1	–	–

As further described in notes 6(b)(iii) and 12(c)(i), in 2002, the Company completed a series of non-cash transactions with a subsidiary of RCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt:

		Interest rate	2001	2002

(a)	Bank credit facilities	Floating	$–	$37,000
(b)	Senior Secured Second Priority
	Notes, due 2002	9-5/8%	116,389	–
(c)	Senior Secured Notes, due 2002	Floating	300,000	–
(d)	Senior Secured Second Priority
	Notes, due 2005	10%	412,894	412,789
(e)	Senior Secured Second Priority
	Notes, due 2007	7.60%	–	450,000
(f)	Senior Secured Second Priority
	Debentures, due 2007	10%	146,223	118,167
(g)	Senior Secured Second Priority
	Notes, due 2012	7.875%	–	547,430
(h)	Senior Secured Second Priority
	Debentures, due 2012	10-1/8%	172,867	–
(i)	Senior Secured Second Priority
	Debentures, due 2014	9.65%	300,000	300,000
(j)	Senior Secured Second Priority
	Debentures, due 2032	8.75%	–	312,700
(k)	Senior Subordinated Guaranteed
	Debentures, due 2015	11%	164,968	171,406
Obligations under capital leases		Various	3,802	3,563

			$1,617,143	$2,353,055

Further details of long-term debt are as follows:

The Company’s bank credit facilities described in (a)(i) below were replaced effective January 31, 2002 with a new amended and restated bank credit facility described in (a)(ii) below:

(a)	Bank credit facilities:

(i)	No amounts were outstanding at December 31, 2001 under a bank loan agreement which provided for two separate credit facilities: (a) a senior secured reducing/revolving credit facility (the “Tranche A Credit Facility”) of up to $510,600,000 and (b) a senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) of up to $4,255,000 (collectively, the “Bank Facilities”).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt (continued):

The Bank Facilities required, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rates charged on the Bank Facilities ranged from nil to 2.25% per annum over the bank prime rate or base rate or 0.75% to 3.00% per annum over the bankers’ acceptance rate or London Inter-Bank Offered Rate (“LIBOR”).

The Bank Facilities were secured by the pledge of a senior bond issued under a deed of trust which was secured by substantially all of the assets of the Company and the majority of the Company’s wholly-owned subsidiary companies, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds would be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company’s senior secured notes and debentures.

In addition, RCI agreed to provide a guarantee of the Bank Facilities, with recourse limited to the pledge of shares of Rogers Wireless Communications Inc. (“RWCI”) or other marketable securities having a value of at least $200,000,000.

(ii) Effective January 31, 2002, the Company entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing up to $1,075.0 million. This New Bank Credit Facility replaced the Bank Facilities described above. At December 31, 2002, $37,000,000 was outstanding under the New Bank Credit Facility. The New Bank Credit Facility provides for two separate facilities: (a) a $600,000,000 senior secured revolving credit facility (the “New Tranche A Credit Facility”) which will mature on January 2, 2009, and (b) a $475,000,000 senior secured reducing/revolving credit facility (the “New Tranche B Credit Facility”) which is subject to reduction on an annual basis and is scheduled to reduce to nil on January 2, 2009, as outlined below. The Company’s obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous Bank Facilities. Upon cancellation of the Company’s previous Bank Facilities, the RCI guarantee and pledge of shares of RWCI were released.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.	Long-term debt (continued):

The New Tranche B Credit Facility is available on a reducing/revolving basis, with the schedule of reduction being as follows:

Reduction
Date of reduction (or *)	at each date

On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

(*) The New Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if the Company’s 10% Senior Secured Second Priority Notes due 2005 are not repaid, by refinancing or otherwise, on or prior to October 14, 2004, or on November 30, 2007 if the Company’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to June 30, 2007.

The New Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.

(b)	Senior Secured Second Priority Notes, due 2002:

The Company’s U.S. $98,103,000 Senior Secured Second Priority Notes were repaid during 2002, of which U.S. $36,402,000 principal amount was repurchased on April 30, 2002 and the balance was repaid at maturity on August 1, 2002 (note 10(l)).

(c)	Senior Secured Notes, due 2002:

The Company’s $300,000,000 Senior Secured floating rate notes were issued on November 21, 2000. In June 2001, the Company entered into an amending agreement extending the maturity date of the notes by six months to November 21, 2002. The interest rate charged on the notes ranged from 1.25% to 3.75% per annum over the bankers’ acceptance rate. These notes were prepaid in full in February 2002 with a portion of the net proceeds received on the issuance of the 7.60% Senior Secured Second Priority Notes, due 2007 (note 10(e)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt (continued):

(d)	Senior Secured Second Priority Notes, due 2005:

The Company’s U.S. $291,533,000 Senior Secured Second Priority Notes mature on March 15, 2005.

(e)	Senior Secured Second Priority Notes, due 2007:

On February 5, 2002, the Company issued $450,000,000 7.60% Senior Secured Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(f)	Senior Secured Second Priority Debentures, due 2007:

The Company’s U.S. $110,775,000 at December 31, 2001 and U.S. $74,808,000 at December 31, 2002 Senior Secured Second Priority Debentures mature on December 1, 2007. During 2002, the Company repurchased U.S. $35,967,000 principal amount of the debentures (note 10(l)). The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2002, at 105% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2005, plus, in each case, interest accrued to the redemption date.

(g)	Senior Secured Second Priority Notes, due 2012:

On April 30, 2002, the Company issued U.S. $350,000,000 7.875% Senior Secured Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt (continued):

(h)	Senior Secured Second Priority Debentures, due 2012:

The Company’s U.S. $134,785,000 Senior Secured Second Priority Debentures were scheduled to mature on September 1, 2012. During 2002, U.S. $110,186,000 principal amount was repurchased with the balance of U.S. $24,599,000 being redeemed on September 3, 2002 (note 10(l)). The debentures were redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2002, at 104% of the principal amount, declining rateably to 100% of the principal amount on or after September 1, 2006, plus, in each case, interest accrued to the redemption date.

(i)	Senior Secured Second Priority Debentures, due 2014:

The Company’s $300,000,000 Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining rateably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(j)	Senior Secured Second Priority Debentures, due 2032:

On April 30, 2002, the Company issued U.S. $200,000,000 8.75% Senior Secured Second Priority Debentures due on May 1, 2032. The debentures are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the New Bank Credit Facility described in note 10(a)(ii) above and rank equally in regard to the proceeds of any enforcement of security with the New Tranche B Credit Facility.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt (continued):

(k)	Senior Subordinated Guaranteed Debentures, due 2015:

The Company’s U.S. $125,000,000 at December 31, 2001 and U.S. $113,675,000 at December 31, 2002 Senior Subordinated Guaranteed Debentures mature on December 1, 2015. During 2002, the Company repurchased U.S. $11,325,000 principal amount of the debentures (note 10(l)). The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining rateably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the New Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of the Company’s notes and debentures.

(l)	Debt repayment:

During 2002, an aggregate of U.S. $411,045,000 notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in total net cash proceeds of $141,380,000. The Company used these proceeds to assist in the repurchase or redemption of an aggregate of U.S. $280,180,000 principal amount of notes and debentures as reflected in the reduction of outstanding long-term debt in note 10(b), (f), (h) and (k). As a result, the Company recorded a gain on the unwinding and maturity of cross-currency interest rate exchange agreements of $3,161,000, paid a prepayment premium of $21,773,000 and wrote off deferred financing costs of $2,268,000, resulting in a net loss on the repayment of long-term debt of $20,880,000.

(m)	Hedging agreements:

The hedging position described below reflects the year-to-date changes in U.S. dollar denominated long-term debt and cross-currency interest rate exchange agreements described in note 10(l).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.     Long-term debt (continued):

(i)	At December 31, 2001 and 2002, total U.S. dollar denominated long-term debt amounted to U.S. $760,196,000 and U.S. $1,030,016,000, respectively. The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2001 and 2002, U.S. $744,482,000 and $883,437,000, or 97.8% and 85.8%, respectively, is hedged through cross-currency interest rate exchange agreements at an average rate at December 31, 2001 and 2002 of Cdn. $1.3275 and Cdn. $1.5066, respectively, to U.S. $1.00.

(ii)	The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $883,437,000 of long-term debt from an average U.S. dollar fixed interest rate of 8.875% per annum to an average Canadian dollar fixed interest rate of 9.735% per annum on $1,330,955,000. In addition, the Company assumed an interest rate exchange agreement upon completion of an acquisition during 2001 that has the effect of converting $30,000,000 of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

The total long-term debt at fixed interest rates at December 31, 2001 and 2002 was $829,653,000 and $2,346,055,000, respectively, or 51.3% and 99.7%, respectively, of total long-term debt.

The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2001 and 2002, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 8.36% and 9.39%, respectively.

The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements and interest exchange agreements are secured by a pledge of certain senior bonds, each of which is secured by the same security as the security for the New Bank Credit Facility and the senior secured notes and debentures described above.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

10.	Long-term debt (continued):

(n)	Principal repayments:

At December 31, 2002, principal repayments due within each of the next five years and in total thereafter on all long-term debt pursuant to their contractual terms are as follows:

2003	$2,854
2004	26
2005	412,815
2006	657
2007	568,167
984,519

Thereafter	1,368,536

$2,353,055

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. At December 31, 2002, the Company is in compliance with all terms of the long-term debt agreements. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

11.	Notes payable to Rogers Communications Inc.:

	2001	2002

Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at December 31, 2001 and 2002 at 6.25% per annum and 5.00% per annum, respectively	$485,600	$204,500

During 2000, the Company issued $724,095,000 in intercompany subordinated demand promissory notes payable to RCI, bearing interest at 9% per annum and repaid $641,995,000 of these notes during the same period.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

11.     Notes payable to Rogers Communications Inc. (continued):

During 2000, the Company converted $632,100,000 of intercompany subordinated demand promissory notes bearing interest at 9% per annum into 33,198,529 Class B common shares of the Company (note 12(a)(iii)).

During 2001, the Company issued $981,000,000 in intercompany subordinated demand promissory notes payable to RCI, of which the interest rate on $495,400,000 of the notes was 9% per annum and the interest rate on $485,600,000 of the notes was at 6.25% per annum. During 2001, the Company repaid $495,400,000 of these notes.

During 2002, the Company issued $216,500,000 in intercompany subordinated demand promissory notes payable to RCI at an interest rate of 5.00% per annum. During 2002, the Company repaid $12,000,000 of these notes. The Company also repaid during 2002, $485,600,000 of the intercompany subordinated demand promissory notes payable at an interest rate of 6.25% per annum that were outstanding at December 31, 2001.

The demand promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt, with the exception of obligations under capital leases.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

12.     Shareholders’ equity:

	2001	2002

Capital stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares (2001 - 118,166,002)	2,237,206	2,294,808
100,000 first preferred shares	100,000	100,000
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,728,864	2,786,466
Contributed surplus	9,987	9,987
Deficit	(1,647,935)	(1,894,412)

	$1,090,916	$902,041

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

12.	Shareholders’ equity (continued):

(a)	During 2000, the Company completed the following capital stock transactions:

(i)	RCI transferred 4,070,022 common shares of Cancom to the Company in exchange of 95,654 fifth preferred shares. The shares were issued at a value $95,655,000. The Company sold the 4,070,422 common shares of Cancom to Shaw and, in consideration, received a demand, non-interest bearing promissory note for total proceeds of $95,655,000. The Company assigned the promissory note due from Shaw in the amount of $95,655,000 to RCI as consideration for the redemption of the 95,654 fifth preferred shares. RCI invested additional capital of $9,233,000 in the Company which was allocated to the contributed capital of the Class A common shares (note 6(b)(i)).

(ii)	The Company issued 306,904 fourth preferred shares of RCI as consideration for the purchase of Terayon shares from RCI. The transaction was valued at a nominal amount which represented RCI’s carrying value of the investment in Terayon (note 6(a)(i)).

(iii)	RCI converted $632,100,000 of the Company’s intercompany subordinated demand promissory notes payable owing to RCI into 33,198,529 Class B common shares of the Company (note 11).

(b)	During 2001, the Company completed the following capital stock transactions:

(i)	The Company issued 151,800 seventh preferred shares to RCI for partial consideration for the acquisition of RCAI (note 3(b)(i)). The seventh preferred shares were issued at a value of $162,643,000.

(ii)	The Company redeemed 363,000 of its first preferred shares held by RCIL valued at $363,000,000, satisfied by an offsetting redemption of 363,000 first preferred shares in RCIL, held by the Company (note 6(b)(ii)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

12.     Shareholders’ equity (continued):

(c)  During 2002, the Company completed the following capital stock transactions:

(i)	610 Ltd. transferred 19,328,795 AT&T DR’s to the Company in exchange for 1,000,000 eighth preferred shares. The shares were issued at a value of $934,692,000, representing the fair market value of these DR’s. The Company subsequently sold the DR’s to 610 Ltd. and in exchange received first preferred shares of 610 Ltd. The eighth preferred shares were subsequently redeemed for a demand promissory note payable to 610 Ltd. The first preferred shares of 610 Ltd. were subsequently redeemed for a demand promissory note receivable from 610 Ltd. The demand promissory note payable to 610 Ltd. was subsequently set off against the demand promissory note receivable from 610 Ltd. (note 6(b)(iii)).

(ii)	RCI subscribed to one Class B common share for $57,602,000 representing the estimated fair market value of the tax losses of approximately $413,786,000 used in the transaction with 610 Ltd. (note 15).

(d)  Stock-based compensation:

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss for the year and loss per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options, including those granted prior to January 1, 2002. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2000	2001	2002

Loss for the year, as reported	$(15,370)	$(146,705)	$(58,830)
Stock-based compensation expense	(7,889)	(11,696)	(14,590)

Pro forma loss for the year	$(23,259)	$(158,401)	$(73,420)

Basic and diluted loss per share, as reported	$(0.28)	$(0.82)	$(0.29)
Effect of stock-based compensation expense	(0.04)	(0.05)	(0.07)

Pro forma basic and diluted loss per share	$(0.32)	$(0.87)	$(0.36)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

12.	Shareholders’ equity (continued):

Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of loss for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for 2002 would have been $297,000 and the pro forma loss for 2002 would have been $59,127,000 ($0.30 per share basic and diluted).

The weighted average estimated fair value at the date of the grant for the RCI options granted in the years ended December 31, 2000, 2001 and 2002 was $13.08, $12.02 and $10.39, respectively.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2000	2001	2002

Risk-free interest rate	5.61%	5.17%	4.86%
Dividend yield	–	–	–
Volatility factor of the future expected market price of RCI’s common shares	47.67%	49.08%	48.82%
Weighted average expected life of the options	5 years	5 years	5 years

(e)	Employee share purchase plan:

The employee share purchase plan is provided to enable certain employees of the Company an opportunity to obtain an equity interest in RCI by permitting them to acquire RCI Class B Non-Voting shares. A total of 1,180,000 RCI Class B Non-Voting shares have been set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

12.	Shareholders’ equity (continued):

Under the terms of the employee share purchase plan, participating employees of the Company receive a bonus at the end of the term of the plan. The bonus is calculated as the difference between the RCI share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for Company’s portion of RCI’s employee share purchase plan for the years ended December 31, 2000, 2001 and 2002 was $89,000, $396,000 and $1,090,000, respectively.

13.	Cable system integration and At Home termination costs:

The cable system integration and At Home termination costs consisted of the following:

	2000	2001

Cable system integration costs (a)	$10,612	$16,462
At Home termination costs (b)	–	43,974

	$10,612	$60,436

(a)	Cable system integration costs:

During 2000 and 2001, the Company incurred integration costs related to the exchange of cable systems with Shaw (note 3(a)) and the acquisition of RCAI (note 3(b)(i)).

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

13.	Cable system integration and At Home termination costs (continued):

(b)	At Home termination costs:

In 2001 and prior years, the Company offered its subscribers internet service through an exclusive agreement with At Home Corporation (“At Home”), a U.S. based broadband access provider. In exchange for royalty payments by the Company, At Home provided the Company’s internet subscribers with broadband content, access to the internet and applications, including e-mail service. On September 28, 2001, At Home filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. During 2001, the Company accelerated plans to develop its own internet network as an alternative to the network provided by At Home and to transition all of its internet subscribers to the Company’s own network. As a result, during 2001, the Company incurred incremental operating expenses of $43,974,000, which primarily comprised a U.S. $15,000,000 payment to At Home under a transitional agreement and identifiable incremental customer service and customer communication expenses.

14.	Workforce reduction:

During 2002, the Company reduced its workforce by 187 employees in the technical service, network operations and engineering departments of the cable service segment. The Company incurred $5,850,000 in costs primarily related to severance and other employee termination benefits. Of this amount, $3,993,000 has not been paid at December 31, 2002 and will be paid in 2003.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

15.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2001	2002

Future income tax assets:
Non-capital income tax loss carryforwards	$261,713	$211,474
Future income tax deductions relating to long-term debt and other transactions denominated in foreign currencies	29,775	29,372
Future income tax deductions relating to investments	5,476	5,593
Future income tax deductions relating to accrued liabilities	2,991	4,686

Total future income tax assets	299,955	251,125
Less valuation allowance	97,562	41,010

	202,393	210,115
Future income tax liabilities:
PP&E and video rental inventory	(148,063)	(153,016)
Goodwill	(39,830)	(39,474)
Financing costs	(7,604)	(2,506)
New service pre-operating costs	(9,747)	(5,119)
Other	(25,451)	(10,000)

Total future income tax liabilities	(230,695)	(210,115)

Net future income tax liability	$(28,302)	$–

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax asset, and the tax planning strategies in place making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

15.	Income taxes (continued):

During 2002, the Company completed an intercompany transaction with 610 Ltd., a wholly owned subsidiary company of RCI, resulting in the utilization of approximately $413,786,000 of income tax loss carryforwards of the Company (note 6(b)(iii)). For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $124,600,000 was no longer required as the Company met the more likely than not criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statements of income.

Income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2000	2001	2002

Statutory income tax rate	43.6%	42.1%	38.6%

Income tax reduction on the loss before income taxes	$(20,870)	$(59,526)	$(79,255)
Decrease (increase) in income tax reduction resulting from:
Change in the valuation allowance for future income tax assets	3,280	43,831	(56,552)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	9,949	32,416	(170)
Non-deductible depreciation and amortization	5,442	10,125	201
Non-taxable dividend income	(17,170)	(13,574)	(2,103)
Non-deductible long-term debt repayment costs	–	–	4,007
Non-taxable portion of capital loss (gain)	(5,100)	(6,499)	2,150
Other items	(12,817)	(6,773)	(21,180)
Large Corporations Tax	4,789	5,314	6,515

Income tax expense (reduction)	$(32,497)	$5,314	$(146,387)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

15.	Income taxes (continued):

As at December 31, 2002, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2003	$118,509
2004	216,332
2005	73,482
2006	51,044
2007	26,280
2008	216,459

$702,106

16.	Loss per share:

The following table sets forth calculation of basic and diluted loss per share:

	2000	2001	2002

Numerator for basic and diluted loss per share:
Loss for the year	$(15,370)	$(146,705)	$(58,830)
Less dividends on preferred shares	(39,380)	(32,228)	(5,447)

	$(54,750)	$(178,933)	$(64,277)

Denominator for basic and diluted loss per share:
Weighted average number of Class A common shares and Class B common shares (in thousands)	196,034	218,166	218,166

Basic and diluted loss per share	$(0.28)	$(0.82)	$(0.29)

The Company did not have any dilutive securities during any of the periods presented.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

17.     Related party transactions:

(a) The amount due to (from) RCI and its subsidiaries is comprised of the following:

	2001	2002

RCI	$33,017	$23,288
RWCI	105	(28)
Rogers Media Inc.	645	523
Other affiliated companies	1,140	–

	$34,907	$23,783

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

(b) The Company has entered into certain transactions and agreements with RCI and its subsidiaries as follows:

(i)	Management fees:

The Company has entered into a management agreement under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company’s consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

(ii)	Cost-sharing arrangements:

The Company has entered into agreements with RWCI to share, on a pro rata basis, the cost of certain microwave and fibre optic transmission facilities. In addition, long-term service arrangements exist with RWCI for transmission services on fibre optic facilities owned by the Company.

The Company has entered into an agreement with RWCI whereby RWCI invoices and collects service fees from those customers who receive services from both the Company and RWCI.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

17.     Related party transactions (continued):

The Company and RWCI have also entered into an agreement to cooperate in the offering of RWCI products and services through the Company’s video store operations.

In addition, the Company leases certain office space from RWCI.

(iii)	Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2000	2001	2002

RCI:
Management fees	$25,949	$28,781	$31,745
Interest on notes payable	33,901	12,036	4,687
Interest related to capital leases	1,079	318	300
RCIL:
Dividends earned	(39,380)	(32,228)	(5,447)
Dividends paid	39,380	32,228	5,447
RWCI:
Wireless services	2,053	2,131	2,214
Wireless products and services for resale	–	3,800	10,116
Transmission facilities purchased	266	(442)	(440)
Rent expense	3,487	3,552	3,587
Subscriber activation commissions and customer service	–	(381)	(8,817)
Rogers Media Inc.:
Access fees	(4,667)	(4,885)	(5,534)
Advertising and production costs	674	2,679	3,000
Sales commissions	321	349	646
Programming fees	15,003	16,277	17,303
Other:
Programming fees paid to broadcasters, accounted for by the equity method	9,098	13,559	16,949

	$87,164	$77,774	$75,756

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

17.     Related party transactions (continued):

(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the years ended December 31, 2000, 2001 and 2002, the total amounts paid by the Company to these related parties aggregated approximately $3,401,000, $3,400,000 and $1,860,000, respectively, and included charges for legal services and commissions on premiums for insurance coverage.

18.     Financial instruments:

(a)	Fair values:

The Company has determined the fair value of its financial instruments as follows:

(i)	Cash and cash equivalents, accounts receivable, amounts receivable from employees under RCI share purchase plans, mortgages and loans receivable, bank advances, accounts payable and accrued liabilities and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii)	Investments:

The fair values of the investments in affiliated companies approximate their carrying values as the dividend rates on these investments approximate current rates.

The fair value of investments which are publicly traded are determined by the quoted market values for each of the investments (note 6). Management believes that the fair values of other investments is not significantly different from their carrying amounts.

(iii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

18.     Financial instruments (continued):

(iv)	Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company’s current borrowing rate being approximately the same as the interest rate on the notes.

(v)	Interest exchange agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at December 31, 2001 and 2002 are as follows:

	2001		2002

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$1,814,489	$1,907,715	$2,417,577	$2,387,145
Cross-currency interest rate exchange agreements	(197,346)	(204,796)	(64,522)	(109,794)

	$1,617,143	$1,702,919	$2,353,055	$2,277,351

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

18.     Financial instruments (continued):

          (b)  Other disclosures:

(i)	The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA–.

(ii)	The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

(iii)	The Company does not have any significant concentrations of credit risk related to any financial asset.

19.     Commitments:

(a)	The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2002 are as follows:

Year ending December 31:

2003	$70,822
2004	66,502
2005	61,169
2006	54,708
2007	46,868
2008 and thereafter	43,539

$343,608

Rent expense for the years ended December 31, 2000, 2001 and 2002 amounted to $57,903,000, $64,245,000 and $69,689,000, respectively.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

19.	Commitments (continued):

(b)	Pursuant to Canadian Radio-television and Telecommunications Commission (“CRTC”) regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC — approved independent production fund. The Company estimates that its total contribution for 2003 will amount to approximately $32,000,000.

20.	Contingent liabilities:

There exist certain claims and potential claims against the Company, none of which are expected to have a material adverse effect on the consolidated financial position of the Company.

21.	Segmented information:

The Company provides cable service, internet service and operates video stores. These operating segments are substantially in Canada. Accounting policies for the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, workforce reduction, cable system integration and At Home termination costs and depreciation and amortization.

The cable service segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-use services, installation and access fees and subscriber equipment rentals.

The internet service segment includes residential and commercial internet service fees plus installation fees. Total assets reported for the internet service segment includes assets utilized specifically for the internet service segment, as reported internally, and does not include the assets relating to the Company’s cable network included within the total assets of the cable service segment. The Company does not report the cable network assets as a part of the internet service segment assets internally.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

21.	Segmented information (continued):

The video stores segment includes the sale and rental of videocassettes, DVDs and video games, and the sales of other products and accessories.

Information by operating segment for the years ended December 31, 2000, 2001 and 2002 is as follows:

				Corporate
	Cable	Internet	Video store	items and	Consolidated
2000	services	services	operations	eliminations	totals

Operating revenue	$980,346	$111,476	$203,583	$(4,244)	$1,291,161
Operating, general and administrative expenses	572,581	75,955	189,087	(4,244)	833,379

Operating income before the following	$407,765	$35,521	$14,496	$–	457,782

Management fees					25,949
Cable system integration costs					10,612
Depreciation and amortization					343,082

Operating income					78,139
Interest expense					158,124
Intercompany:
Interest expense					33,901
Dividends					(39,380)
Gain on sale of investments					(30,891)
Other items, net					4,252
Income tax reduction					(32,497)

Loss for the year					$(15,370)

PP&E expenditures	$521,648	$116,916	$11,785	$–	$650,349

Total assets	$3,289,557	$187,334	$80,153	$–	$3,557,044

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

21.	Segmented information (continued):

				Corporate
	Cable	Internet	Video store	items and	Consolidated
2001	services	services	operations	eliminations	totals

Operating revenue	$1,043,069	$166,528	$228,301	$(4,869)	$1,433,029
Operating, general and administrative expenses	603,221	108,109	209,763	(4,869)	916,224

Operating income before the following	$439,848	$58,419	$18,538	$–	516,805

Management fees					28,781
Cable system integration and At Home termination costs					60,436
Depreciation and amortization					433,829

Operating loss					(6,241)
Interest expense					162,590
Intercompany:
Interest expense					12,036
Dividends					(32,228)
Gain on sale of a subsidiary and investments					(34,002)
Write-down of investments					26,000
Other items, net					754
Income tax expense					5,314

Loss for the year					$(146,705)

PP&E expenditures	$634,428	$99,284	$16,035	$–	$749,747

Goodwill acquired	$216,733	$–	$–	$–	$216,733

Total assets	$3,332,121	$241,252	$88,349	$–	$3,661,722

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

21.	Segmented information (continued):

				Corporate
	Cable	Internet	Video store	items and	Consolidated
2002	services	services	operations	eliminations	totals

Operating revenue	$1,095,736	$242,635	$262,995	$(4,965)	$1,596,401
Operating, general and administrative expenses	654,124	142,300	241,462	(4,965)	1,032,921

Operating income before the following	$441,612	$100,335	$21,533	$–	563,480

Management fees					31,745
Workforce reduction					5,850
Depreciation and amortization					484,224

Operating income					41,661
Interest expense					208,645
Intercompany:
Interest expense					4,687
Dividends					(5,447)
Loss on repayment of long-term debt					20,880
Write-down of investments					11,136
Other items, net					6,977
Income tax reduction					(146,387)

Loss for the year					$(58,830)

PP&E expenditures	$563,544	$79,334	$7,993	$–	$650,871

Total assets	$3,478,785	$234,533	$93,460	$–	$3,806,778

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2000	2001	2002

Loss for the year based on Canadian GAAP	$(15,370)	$(146,705)	$(58,830)
Year 2000 costs capitalized (a)	2,951	2,893	1,926
Pre-operating costs (b)	(857)	741	9,399
Gain on sale of cable systems (c)	36,696	(7,605)	(4,028)
Capitalized interest (d)	3,824	1,831	5,267
Goodwill amortization (e)	–	(775)	–
Income taxes (g)	(10,086)	40,215	–
Impact of adoption of SFAS 133 (h)	–	(34,551)	–
Financial instruments (h)	–	38,170	41,654

Net income (loss) for the year based on United States GAAP	$17,158	$(105,786)	$(4,612)

Basic and diluted loss per share based on United States GAAP	$(0.11)	$(0.63)	$(0.05)

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2001	2002

Shareholders’ equity based on Canadian GAAP	$1,090,916	$902,041
Year 2000 costs capitalized (a)	(2,433)	(507)
Pre-operating costs (b)	(25,237)	(15,838)
Gain on sale of cable systems (c)	133,021	128,993
Capitalized interest (d)	5,655	10,922
Acquisition of RCAI (e)	34,673	34,673
Unrealized holding gain on investments (f)	1,692	1,877
Income taxes (g)	–	–
Financial instruments (h)	3,619	45,273

Shareholders’ equity based on United States GAAP	$1,241,906	$1,107,434

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)	Year 2000 costs capitalized:

Under Canadian GAAP, the Company capitalized certain costs incurred to modify its computer systems to ensure these systems continue to operate beyond the year 2000. Under United States GAAP, these costs were expensed as incurred. As a result, under United States GAAP, depreciation expense in subsequent periods is reduced due to the Company expensing the Year 2000 costs under United States GAAP.

(b)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

(c)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of property plant and equipment. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40,274,000 before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable systems. Under United States GAAP, the Company included the gain on sale of the cable systems in income, net of related deferred income taxes.

As a result of these transactions, amortization expense under United States GAAP is increased in subsequent years.

(d)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(e)	Acquisition of RCAI:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP required that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the seventh preferred shares issued in respect of the acquisition of RCAI are recorded at $35,448,000 more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase in the value of seventh preferred shares in the amount of $35,448,000. Further, goodwill amortization under United States GAAP in 2001 was increased by $775,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

(f)	Unrealized holding gain on investments:

United States GAAP requires that certain investments in equity securities that have a readily determinable fair value be recorded in the consolidated balance sheets at their fair value. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

As at December 31, 2001 and 2002, this amount represents the Company’s accumulated other comprehensive income.

(g)	Income taxes:

Included in the caption “income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. As a result, the Company has recorded the net excess of the fair values of the cross-currency interest rate exchange agreements and interest exchange agreements over the carrying values of these instruments as at December 31, 2000, being $25,144,000, as a cumulative transition adjustment to net income under United States GAAP. The Company has also recorded a cumulative transition adjustment to write-off the net balance of the deferred foreign exchange as at December 31, 2000, being $9,407,000, that arose upon redesignation of certain of the Company’s cross-currency interest rate exchange agreements. Therefore, the net cumulative transition adjustment under SFAS 133 to the loss for the year ended December 31, 2001 under United States GAAP was a charge to the net loss of $34,551,000.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

Therefore, for the years ended December 31, 2001 and 2002, under United States GAAP, the Company has recorded the change in the fair values of the cross-currency interest rate exchange agreements since January 1, 2001 and the change in long-term debt due to changes in foreign currency as discussed above.

(i)	Operating income before undernoted:

United States GAAP requires that workforce reduction, cable system integration and At Home termination costs and depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(j)	Statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the increase in bank advances of $7,224,000 in 2000, the decrease in bank advances of $6,453,000 in 2001 and the decrease in bank advances of $8,427,000 in 2002, reflected in the consolidated statements of cash flows would be reported as a source (use) of cash in 2000, 2001 and 2002, under the heading “Financing activities” in the cash flow statements.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

(k)	Statement of comprehensive income:

United States GAAP requires disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2000	2001	2002

Net income (loss) for the year based on United States GAAP	$17,158	$(105,786)	$(4,612)
Other comprehensive income (loss):
Unrealized gains (losses) on securities	6,326	(4,634)	185

Comprehensive loss based on United States GAAP	$23,484	$(110,420)	$(4,427)

(l)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2001 and 2002 were $275,077,000 and $218,153,000, respectively. At December 31, 2001 and 2002, there were no accrued liabilities that individually exceeded 5% of current liabilities.

Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 145, which rescinded SFAS No. 4. Accordingly, gains and losses from the extinguishment of debt are no longer classified as extraordinary items under United States GAAP.

(m)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

For options granted by RCI to the Companies’ employees, had the Company determined compensation costs based on the fair values at grant dates of the stock options granted by RCI consistent with the method prescribed under SFAS No. 123, the Company’s loss for the year and loss per share would have been reported as the pro forma amounts indicated below:

	2000	2001	2002

Net income (loss) for the year in accordance with United States GAAP, as reported	$17,158	$(105,786)	$(4,612)
Stock-based compensation expense	(7,889)	(11,696)	(14,590)

Pro forma loss for the year	$9,269	$(117,482)	$(19,202)

Basic and diluted loss per share, as reported	$(0.11)	$(0.64)	$(0.05)
Effect of stock-based compensation expense	(0.04)	(0.05)	(0.07)

Pro forma basic and diluted loss per share	$(0.15)	$(0.69)	$(0.12)

See note 12(d) for further details of stock-based compensation.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

     22.     Canadian and United States accounting policy differences (continued):

(n)	Recent United States accounting pronouncements:

In June 2001, the U.S. Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the year ending December 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB’s conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities, and the amount recognized, in respect of future exit activities, if any.

ROGERS CABLE INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2000, 2001 and 2002

22.	Canadian and United States accounting policy differences (continued):

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company is currently estimating the impact of adopting the recognition requirements of FIN 45.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as of the beginning of the Company’s third quarter beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2003 fiscal year. The Company is currently estimating the impact of adopting EITF 00-21.

EXHIBIT INDEX

Exhibit
Number		Description

† 1.1	-	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof
† 1.2	-	By-laws of Rogers Cable Inc.
2.1	-	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
** 3.1	-	Amended and Restated Management Agreement dated as of January 1, 1988 between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.
† 4.1	-	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administrative Agent, and the lenders named therein
** 4.2	-	Indenture, dated as of August 1, 1992 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 9 5/8% Senior Secured Second Priority Notes due 2002
*** 4.3	-	Indenture, dated as of September 1, 1992 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10 1/8% Senior Secured Second Priority Debentures due 2012
**** 4.4	-	Indenture, dated as of January 15, 1994 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cable T.V. Limited (now Rogers Cable Inc) and Rogers Ottawa Limited/Limitée, as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 9.65% Senior Secured Second Priority Debentures due 2014
* 4.5	-	Indenture, dated as of March 20, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005
***** 4.6	-	Indenture, dated as of November 30, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Debentures due 2007
***** 4.7	-	Indenture, dated as of November 30, 1995 among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank (now JPMorgan Chase Bank), as Trustee, relating to issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015
† 4.8	-	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007
† 4.9	-	Indenture, dated as of April 30, 2002 between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to issuance of Rogers Cable Inc.’s 7.875% Senior (Secured) Second Priority Notes due 2012
† 4.10	-	Indenture, dated as of April 30, 2002 between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to issuance of Rogers Cable Inc.’s 8.75% Senior (Secured) Second Priority Debentures due 2032
† 8.1	-	Subsidiaries of Rogers Cable Inc.
†† 11.1		Section 302 Certification
†† 11.2	-	Section 906 Certification

†	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto.
††	Filed herewith
*	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto
**	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto
***	Filed as an exhibit to Registration Statement No. 33-51038 and incorporated herein by reference thereto
****	Filed as an exhibit to Registration Statement No. 33-73092 and incorporated herein by reference thereto
*****	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto