Form 20-F
period 2003-12-31
ROGERS CABLE INC
filed 2004-05-19
CIK 1172636

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 333-87972

ROGERS CABLE INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

Canada

(Jurisdiction of incorporation or organization)

333 Bloor Street East, 7th Floor
Toronto, Ontario, Canada M4W 1G9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
10% Senior Secured Second Priority Notes due 2005
7.875% Senior (Secured) Second Priority Notes due 2012
6.25% Senior (Secured) Second Priority Notes due 2013
9.65% Senior (Secured) Second Priority Debentures due 2014
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

[X]    Yes    [   ]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ]   Item 17    [X]   Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2003, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.7738.

For the purposes of this Form 20-F, references to “Cable” “we”, “us” “our” or the “Company” are to Rogers Cable Inc. and its subsidiaries, references to “RCI” are to Rogers Communications Inc. and references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries.

Rogers™ is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries.

Documents Incorporated by Reference

Important business and financial information relating to Cable is incorporated by reference from Cable’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 4, 2004.

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning the business, operations and financial performance and condition of Cable.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 – Key Information – Risk Factors”. We are under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGERS AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

Selected Consolidated Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review and Prospects”. The selected data for and as of each of the five years ended December 31, 2003 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is included in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see Note 23 to our audited consolidated financial statements.

	Year Ended December 31,
	1999	2000	2001	2002	2003
		(in thousands of dollars)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data(2)
Operating revenue
Core cable services	$924,571	$980,346	$1,043,069	$1,095,736	$1,167,496
Internet services	46,165	111,476	166,528	242,635	322,290
Video stores operations	181,020	203,583	228,301	262,995	282,635
Inter-company eliminations	(3,237)	(4,244)	(4,869)	(4,965)	(3,201)

Total operating revenue	1,148,519	1,291,161	1,433,029	1,596,401	1,769,220

Operating expenses
Cable services (3)
Sales and marketing expenses	39,484	48,092	60,440	84,542	91,012
Operating, general and administrative expenses	532,568	600,444	650,890	711,882	758,986

Total cable services operating expenses	572,052	648,536	711,330	796,424	849,998

Video stores operations (4)
Cost of video stores sales	81,766	92,781	99,962	121,335	129,938
Sales and marketing expenses	78,745	85,525	98,679	109,102	115,831
Operating, general and administrative expenses	7,988	10,781	11,122	11,025	13,180

Total Video stores operating expenses	168,499	189,087	209,763	241,462	258,949
Management fees (5)	23,156	25,949	28,781	31,745	35,385
Inter-company eliminations	(3,237)	(4,244)	(4,869)	(4,965)	(3,201)

Total operating expenses	760,470	859,328	945,005	1,064,666	1,141,131

Cable services	398,684	443,286	498,267	541,947	639,788
Video stores operations	12,521	14,496	18,538	21,533	23,686
Management fees	(23,156)	(25,949)	(28,781)	(31,745)	(35,385)

Total operating profit (6)	388,049	431,833	488,024	531,735	628,089
Workforce reduction (7)	—	—	—	5,850	—
Cable system integration and At Home termination (7)	—	10,612	60,436	—	—
Depreciation and amortization (8)(14)	273,721	343,082	433,829	484,224	482,050

Operating income (loss)	114,328	78,139	(6,241)	41,661	146,039
Interest expense (9)	292,993	192,025	174,626	213,332	240,670
Dividend income from affiliated company (10)	(35,543)	(39,380)	(32,228)	(5,447)	(4,488)
Foreign exchange loss (gain)	(25,284)	3,460	1,452	3,090	(49,302)
Other expense (income), net (11)	(37,327)	(30,099)	(8,700)	35,903	6,461

Loss before income taxes	(80,511)	(47,867)	(141,391)	(205,217)	(47,302)
Income tax expense (reduction)	(74,081)	(32,497)	5,314	(146,387)	7,541

Loss for the year	$(6,430)	$(15,370)	$(146,705)	$(58,830)	$(54,843)

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars)
Balance Sheet Data (at year end)
Property, plant and equipment, net	$1,685,090	$1,978,223	$2,373,625	$2,556,847	$2,595,761
Goodwill (14)	753,563	739,777	926,445	926,445	926,445
Other intangible assets	2,600	2,080	1,560	1,040	520
Total assets	3,127,765	3,557,044	3,661,722	3,806,778	3,720,087
Senior debt (12)	1,156,518	1,455,446	1,452,175	2,181,649	2,518,733
Inter-company subordinated debt (13)	550,000	—	485,600	204,500	—
Subordinated debt (13)	163,831	164,264	164,968	171,406	153,119

Total debt (12)	1,870,349	1,619,710	2,102,743	2,557,555	2,671,852

Capital stock	2,287,887	2,929,221	2,728,864	2,786,466	2,614,466
Shareholder’s equity	902,259	1,470,206	1,090,916	902,041	670,710
Other Data
Property, plant and equipment expenditures (excluding video rental purchases)	$412,606	$650,349	$749,747	$650,871	$509,562
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data(2)
Operating revenue	$1,148,519	$1,291,161	$1,433,029	$1,596,401	$1,769,220

Operating income (loss)	87,525	76,655	(11,485)	47,509	149,172
Interest expense (13)	292,993	188,201	172,297	206,616	236,161
Other expense (income), net (11)	(98,154)	(106,293)	(77,646)	(8,108)	67,398

Loss before income taxes	(107,314)	(5,253)	(106,136)	(150,999)	(154,387)
Income tax expense (reduction)	(63,130)	(22,411)	(34,901)	(146,387)	7,196

Income (loss) before cumulative changes in accounting principles	(44,184)	17,158	(71,235)	(4,612)	(161,583)
Cumulative effect of change in accounting principles for derivative financial instruments	—	—	(34,551)	—	—

Net income (loss) for the year	$(44,184)	$17,158	$(105,786)	$(4,612)	$(161,583)

Balance sheet data (at year end)
Property, plant and equipment, net	$1,676,813	$2,016,995	$2,413,094	$2,599,481	$2,638,118
Goodwill (14)	857,493	840,129	1,057,892	1,057,892	1,057,892
Other intangible assets	2,600	2,080	1,560	1,040	520
Total assets	3,198,297	3,676,516	3,812,712	4,012,171	3,889,732
Senior debt (12)(15)	1,226,131	1,560,742	1,615,414	2,238,016	2,326,619
Total debt (13)(15)	1,956,544	1,748,267	2,300,089	2,622,077	2,473,533
Shareholder’s equity	942,662	1,549,463	1,241,906	1,107,434	770,901

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 23 to our audited consolidated financial statements.

(2)	During 2000, we entered into an agreement with Shaw to exchange certain cable television and Internet assets effective November 1, 2000. We exchanged our cable television and Internet assets in British Columbia, with approximately 623,000 basic cable subscribers and approximately 105,000 Internet subscribers, for Shaw’s cable television and Internet assets in southern Ontario and New Brunswick, with approximately 601,000 basic cable subscribers and approximately 78,000 Internet subscribers. In February 2001, we acquired Cable Atlantic Inc., which has since been amalgamated into RCCI. As a result, RCCI now has cable television systems serving approximately 71,000 basic cable subscribers in Newfoundland. In November 2001, we sold our U.S. cable system, comprising Rogers American Cablesystems, Inc. and its operating subsidiary Rogers Cablesystems of Alaska, Inc., which had approximately 7,400 basic cable subscribers.

(3)	Cable operating expenses have been segregated between sales and marketing expenses and operating, general and administrative expenses which include all programming costs, Internet interconnectivity costs and expenses of running the business on a day-to-day basis.

(4)	Video stores operating expenses have been segregated into cost of video stores sales, which includes video store merchandise and depreciation related to rental assets, sales and marketing expenses, which include all costs of promoting the stores and operating, general and administrative expenses, which include corporate office expenses and other operating expenses not directly attributable to a store location.

(5)	We have entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on our board of directors and on committees of our boards of directors and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we have agreed to pay RCI a fee equal to 2% of our consolidated gross revenue. We have also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

(6)	We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include dividend income and foreign exchange (gain) loss, and other non-operating items included in other expense (income), which include loss on repayment of debt, writedown of investments, gains on sales of subsidiaries and investments, and other income and the 2002 workforce reduction costs as well as the 2000 and 2001 cable system integration and At Home termination costs. In the case of operating profit for each of the cable and video segments, we exclude management fees from the calculation. Operating profit is a standard measure used in the cable and communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OBIDA). We believe this is an important measure because it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating and other factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

(7)	During the years ended December 31, 2000 and 2001, we recorded cable system integration costs of $10,612,000 and $16,462,000, respectively, pertaining to the integration of the Ontario and New Brunswick cable television and Internet assets acquired effective November 1, 2000 in the exchange of cable television and Internet assets with Shaw. The cable system integration costs recorded in 2001 also include integration costs related to the Newfoundland cable systems acquired in the Cable Atlantic acquisition completed in February 2001. During the year ended December 31, 2001, we incurred incremental operating expenses of $43,974,000 pertaining to the termination of our relationship with At Home Corporation (At Home) and the transition of our Internet subscribers to our own regional network. During the year ended December 31, 2002, we reduced our workforce by 187 employees primarily in the technical service, network operations and engineering departments of our cable services segment, incurring $5,850,000 in costs primarily related to severance and other employee termination benefits. For additional details, see Notes 13 and 14 to our audited consolidated financial statements.

(8)	Effective January 1, 2002, the accounting standards relating to foreign currency were amended to eliminate the requirement under Canadian GAAP to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items, including long-term debt denominated in U.S. dollars. Further, the adoption of this amendment required retroactive restatement of prior periods. As a result, upon adoption of this amendment effective January 1, 2002, the loss for the years ended December 31, 1999, 2000 and 2001 was decreased by $98,959,000, $4,327,000 and $11,611,000, respectively.

(9)	Consolidated interest expense under Canadian GAAP for each of the five years ended December 31, 2003 is comprised as follows:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars)
Interest expense on inter-company deeply subordinated debt	$53,558	$—	$—	$—	$—
Interest expense on inter-company subordinated debt	55,895	33,901	12,036	4,687	2,867
Third party interest expense	183,540	158,124	162,590	208,645	287,803

Consolidated interest expense	$292,993	$192,025	$174,626	$213,332	$240,670

(10)	Dividend income from affiliated company refers to dividends earned on investments in the preferred shares of an affiliated company and are offset by a corresponding amount of interest expense and dividends paid to an affiliated company. The investments in these preferred shares relate to back-to-back preferred share transactions that have the effect of transferring tax losses to our subsidiaries. For more information, see Note 6 to our audited consolidated financial statements.

(11)	Other expense (income) under Canadian and U.S. GAAP in the years ended December 31, 1999, 2002 and 2003 includes losses incurred on the repayment of long-term debt, and the writedown of investments in the years ended December 31, 2001 and 2002.

(12)	Senior debt includes secured long-term debt and operating bank loans but does not include subordinated debt, inter-company subordinated debt or inter-company deeply subordinated debt. Total debt includes the senior debt described above together with inter-company subordinated debt and subordinated debt but does not include inter-company deeply subordinated debt. Inter-company deeply subordinated debt (all of which was owed to RCI) has been excluded from total debt because, under the terms of our various credit facilities, all payments on such debt are restricted payments treated in the same manner as dividends on our common shares.

The following table sets forth, for the periods indicated, a reconciliation of long-term debt to total and senior debt:

Reconciliation of Long-Term Debt to Total and Senior Debt

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands of dollars)
Long-term debt as per consolidated financial statements	$1,320,349	$1,619,710	$1,617,143	$2,353,055	$2,671,852
Inter-company subordinated debt as discussed below	550,000	—	485,600	204,500	—

Total debt	1,870,349	1,619,710	2,102,743	2,557,555	2,671,852
Inter-company subordinated debt	(550,000)	—	(485,600)	(204,500)	—
Subordinated debt	(163,831)	(164,264)	(164,968)	(171,406)	(153,119)

Senior debt	$1,156,518	$1,455,446	$1,452,175	$2,181,649	$2,518,733

In 1999, we issued net $890,358,000 of additional inter-company subordinated debt to RCI and amended $100,000,000 of inter-company subordinated debt owing to RCI into $100,000,000 of inter-company deeply subordinated debt owing to RCI. We then converted $603,358,000 of outstanding inter-company subordinated debt owing to RCI into Class B Common Shares which were issued by us to RCI. As a result of all of the above, a total of $550,000,000 of inter-company subordinated debt owing to RCI was outstanding at December 31, 1999. During 2000, we issued net $82,100,000 of additional inter-company subordinated debt owing to RCI and converted the total outstanding $632,100,000 of inter-company subordinated debt owing to RCI into Class B Common Shares issued by us to RCI. During 2001, we issued net $485,600,000 of additional inter-company subordinated debt owing to RCI, all of which was repaid in 2002. We subsequently issued net $204,500,000 of additional inter-company subordinated debt owing to RCI in 2002. During the year ended December 31, 2003, we made a net repayment to RCI of $204,500,000 of inter-company subordinated debt, so that the ending balance at December 31, 2003 was nil.

(13)	During 1999, we issued an additional $23,558,000 of inter-company deeply subordinated debt owing to RCI in consideration for the payment of accrued interest owing on account of inter-company deeply subordinated debt. Also during 1999, the aggregate outstanding $733,261,000 of inter-company deeply subordinated debt owing to RCI was converted into Class B Common Shares which we issued to RCI.

(14)	Effective January 1, 2002 we adopted new accounting standards under Canadian GAAP and U.S. GAAP relating to goodwill which is no longer amortized. For a more complete discussion see Note 2(f) to our audited consolidated financial statements.

(15)	Under U.S. GAAP, the derivative financial instruments, which are used for risk management purposes and include cross-currency interest rate exchange agreements, are recorded at their fair value. Accordingly, for U.S. GAAP purposes long-term debt balances are recorded at the balance sheet date rate of exchange.

Dividends and Distributions

We paid dividends on the First Preferred Shares of $4.5 million, $5.4 million, $32.2 million, $39.4 million and $35.5 million (US$3.5 million, US$3.4 million, US$20.2 million, US$26.3 million and US$24.6 million) in the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively, and paid dividends on the Company’s Class A and Class B Common Shares of nil, $57.6 million, nil, nil and $263.8 million (nil, U.S $36.5 million, nil, nil and U.S. $182.7 million) in the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.

During 2003, we distributed $72.0 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced. In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004.

In 2002, in a series of transactions with a wholly-owned subsidiary of RCI, we were able to utilize tax losses of $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses has been recorded as a distribution. See Note 6(b)(ii) to the 2003 Consolidated Financial Statements.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On April 30, 2004, the inverse of the noon buying rate was Cdn$1.00 equals US$0.7293.

Year ended	Average (1)	High	Low	Period End
December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279
December 31, 2000	0.6725	0.6969	0.6410	0.6669
December 31, 1999	0.6744	0.6925	0.6535	0.6925

Month Ended	Average (2)	High	Low	Period End
April 30, 2004	0.7453	0.7637	0.7293	0.7293
March 31, 2004	0.7527	0.7645	0.7418	0.7634
February 29, 2004	0.7519	0.7629	0.7439	0.7460
January 31, 2004	0.7718	0.7880	0.7496	0.7539
December 31, 2003	0.7618	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

The section is incorporated herein by reference to the “Operating Risks and Uncertainties” section contained on pages 39-41 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

Name and Incorporation Rogers Cable Inc. is wholly owned by RCI and was amalgamated under the Business Corporations Act (Ontario) on December 31, 2003.

Our executive offices are located at 333 Bloor Street East, 7th Floor, Toronto, Ontario, Canada M4W 1G9. Our telephone number is 416-935-6666. Our agent for service of process in the United States was CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to our wholly-owned subsidiary, Rogers Cable Communications Inc. (RCCI). As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under our deed of trust and public indentures on a joint and several basis with us.

Recent Developments

•	In January 2004, we announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of our Internet access services. Under the multi-year agreement, in return for payment by us of a monthly fee, Yahoo will assume operation of our e-mail services and provide a suite of customized Yahoo content, products and services to our Internet access customers. This content, products and services will include the following: a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates Yahoo collaborating with us to offer premium packages of products and services to our subscribers for an additional fee.

•	Together with RCI, we announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. We plan to provide Canadian consumers and small businesses in our cable service areas with access to a high quality telephone service with all of the traditional functionality, reliability and quality of service that they expect today. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. We expect the property, plant and equipment (“PP&E”) expenditures required to deploy this platform will be approximately $200 million over two years. We also expect the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

We are currently refining our business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, together with RCI, we are considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). Although our business strategies and organizational structure with respect to telephony services continue to be refined, we plan to incur most or all of the PP&E expenditures described above to upgrade our network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, we would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of the we network.

•	On February 23, 2004, we redeemed our $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

•	On March 11, 2004, we completed an offering of U.S. $350.0 million aggregate principal amount of Senior Secured Second Priority Notes due 2014. We used approximately U.S. $243.3 million of the net proceeds to refinance the drawdown under our New Bank Credit Facility, which was used to fund the redemption on February 23, 2004, of $300.0 million 9.65% Senior Secured Debentures due 2014 at a redemption price of 104.825%. We used the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the New Bank Credit Facility and for general corporate purposes.

2003 Highlights

•	Network rebuild project progressed further, increasing to 96% of Rogers Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	Continued to expand the availability of our video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	Increased the throughput of our Hi-Speed Internet service up to 3Mbps, introduced our personal video recorders (PVR), and launched 9 new high definition television (HDTV) channels.

•	Issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing was used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to Rogers Communications Inc. and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

Business Overview

This section is incorporated herein by reference to the “Overview”, “Company Strategy”, “Key Performance Indicators”, “Seasonality”, “Recent Cable Industry Trends”, “Overview of Government Regulation and Regulatory Developments”, “Competition” and “Intercompany and Related Party Transactions” sections contained on pages 1-10 of the Management’s Discussion and Analysis for the year ended December 31, 2003.

Refer to Item 3 – Key Information – Selected Consolidated Financial Data for a breakdown of revenue by category.

PP&E Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. We categorize our PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and enable easier comparisons between the PP&E expenditures of the companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital, which includes the costs associated with the replacement or enhancement of non-network assets. PP&E expenditures for the years ended December 31, 2003, 2002 and 2001 were:

	Year Ended December 31,
(In millions of dollars)	2003	2002	2001
Customer premises equipment	$181.6	$226.8	$230.7
Scaleable infrastructure	80.1	90.0	223.4
Line extensions	49.4	54.6	51.3
Upgrade and rebuild	114.4	185.2	131.1
Support capital	71.0	86.3	96.5

Cable PP&E expenditures	496.5	642.9	733.0
Video stores PP&E expenditures	13.1	8.0	16.7

Total PP&E expenditures	$509.6	$650.9	749.7

Organizational Structure

Refer to Item 7.

Property, Plants and Equipment

In most instances, we own the assets essential to our operations. The major fixed assets are coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras and television production facilities). The operating systems and software related to these assets are either owned by us or are used under license.

We generally lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. We either own or lease land for the placement of our hub sites and headends and space for other portions of the distribution system.

We either own or lease our offices from third parties and, in certain instances, from RCI and Rogers Wireless Communications Inc. (“RWI” or “Wireless”). All except one of our Rogers Video store locations are leased from third parties. We own our service vehicles, data processing facilities and test equipment. Substantially all of our assets, with certain exceptions, are subject to various security interests in favour of the trustee under the deed of trust.

We own or have licensed various brands and trademarks used in our businesses. Various of our trade names are protected by trademark. Our intellectual property, including our trade names, brands, properties and customer lists, are important to our operations.

Environmental protection requirements applicable our operations are not expected to have a significant effect on our PP&E expenditures, earnings or competitive position in the current or future fiscal years.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 and the notes related to those financial statements, which are incorporated herein by reference. This section also incorporates herein by reference to the “Critical Accounting Policies”, “New Accounting Standards”, “Recent Accounting Developments”, “Alternative Acceptable Accounting Policies”, and “U.S. GAAP Differences” contained on pages 11-17 of our Management’s Discussion and Analysis for the year ended December 31, 2003 and to the “Cautionary Regarding Forward-Looking Statements” section contained on page 1 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Operating and Financial Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 17-25 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 25-31 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 32-35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Trend information

This section is incorporated herein by reference to the “Recent Cable Industry Trends” section contained on pages 6-7 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements as detailed in the “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section contained on pages 34-35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Contractual obligations

This section is incorporated herein by reference to the “Commitments and Contractual Obligations” section contained on page 38 or our Management’s Discussion and Analysis for the year ended December 31, 2003.

Safe Harbor

Refer to page 2 – “Caution Regarding Forward-Looking Statements”.

U.S. GAAP reconciliation

This section is incorporated herein by reference to Note 23 of our Consolidated Financial Statements for the year ended December 31, 2003 and to the “U.S. GAAP Differences” section contained on pages 16-17 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Following is a list of our directors and officers prepared as of December 31, 2003, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RCI, our sole shareholder, to serve until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(2)(3)	Director and Chairman
H. Garfield Emerson, Q.C.(1)(2)(3)	Director and Vice-Chairman
Edward Rogers(2)(4)	Director, President and Chief Executive Officer
Dean T. MacDonald(5)	Executive Vice-President and Chief Operating Officer
Michael A. Adams(6)	Executive Vice-President and Chief Operating Officer
Robert J. Barker	Senior Vice-President, National Cable Operations
Donald W. Huff	Senior Vice-President, Finance
Dermot J.A. O’Carroll	Senior Vice-President, Engineering & Network Operations
Thomas M. Vari	Senior Vice-President and Chief Information Officer
Pamela J. Dinsmore	Vice-President, Regulatory
Charles W. van der Lee	President and Chief Executive Officer, Rogers Video
Colette Watson	Vice-President, External Relations
Kenneth G. Engelhart	Vice-President, Regulatory Law
M. Lorraine Daly	Vice-President, Treasurer
Alan D. Horn	Vice-President
Philip B. Lind, C.M.	Vice-President
David P. Miller	Vice-President, General Counsel and Secretary
E. Jennifer Warren	Vice-President, Assistant General Counsel
Albert Gnat, Q.C. (7)	Director
Robert W. Korthals	Director
John A. MacDonald(1)	Director
Stephen D. McDonald(1)	Director
Melinda M. Rogers(4)	Director
William T. Schleyer	Director
J. Christopher C. Wansbrough(1)(3)	Director
Colin D. Watson(1)	Director

(1)	Denotes member of the Audit Committee.

(2)	Denotes member of the Executive Committee.

(3)	Denotes member of the Finance Committee.

(4)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers, O.C.

(5)	Mr. MacDonald left our company at the end of March 2004.

(6)	Mr. Adams became our Executive Vice-President and Chief Operating Officer, effective April 20, 2004.

(7)	Mr. Gnat died on April 15, 2004.

     Edward S. Rogers, O.C. has served as Chairman of our Board of Directors since 1999 and has been President, Chief Executive Officer and a director of RCI since 1979. From February 2003 to May 2003, Mr. Rogers served as a director and Vice Chairman of Rogers Cable. Mr. Rogers also serves as a director of Rogers Wireless, Rogers Media, Rogers Telecommunications Limited, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, Q.C. was appointed non-executive Vice-Chairman of our Board of Directors in 2001. Mr. Emerson has served as non-executive Chairman of the board of directors of RCI since 1993 and has been a director of RCI since 1989. Mr. Emerson is the National Chairman and a senior partner in the law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Wireless, Rogers Media, Rogers Telecommunications Limited and Sunnybrook & Women’s College Health Sciences Centre. From 1990 to 2001, Mr. Emerson served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, an investment banking firm.

     Edward Rogers was appointed as a director in June 2003. Mr. Rogers has served as a director of RCI since May 1997 and also serves as a director of Rogers Wireless, Rogers Media and Futureway Communications Inc. Mr. Rogers was appointed our President and Co-Chief Executive Officer in February 2003 and became President and Chief Executive Officer in June 2003. From 1998 to 2000, Mr. Rogers served as our Vice-President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice-President, Planning and Strategy for RCI.

     Dean T. MacDonald was appointed our Executive Vice President and Chief Operating Officer in February 2003. Prior to this appointment, Mr. MacDonald served as Senior Vice President, Government Relations of RCI since 2001. Prior to this appointment with RCI in 2001, Mr. MacDonald was associated with Cable Atlantic Inc. for 18 years, most recently as President. Mr. MacDonald left our company at the end of March 2004.

     Michael A. Adams became our Executive Vice-President and Chief Operating Officer, effective April 20, 2004. Prior to his appointment with us, Mr. Adams has held several senior executive positions with RCN Corporation since 1997, most recently serving as Chief Strategy Officer and Director since 2003. Mr. Adams also serves as a director of Megacable, S.A. de C.V. (a Mexican cable television company) and Megacable Comunicaciones de Mexico S.A. (a local telecommunications provider based in Mexico City.)

     Robert J. Barker was appointed our Senior Vice-President, National Cable Operations in 1999. From 1988 to 1999, Mr. Barker was Vice-President and General Manager, English Canada for Cogeco Cable Inc., a cable television company.

     Donald W. Huff has been our Senior Vice-President, Finance since 2002. From 1996 to 2000, Mr. Huff served as Corporate Controller. From 2000 to 2002, Mr. Huff served as Vice President, Controller. Mr. Huff has been associated with us since 1990.

     Dermot J.A. O’Carroll has been our Senior Vice-President, Engineering & Network Operations since 1999. Mr. O’Carroll has been associated with us since 1995.

     Thomas M. Vari was appointed our Senior Vice-President and Chief Information Officer in February 2004, prior to which Mr. Vari served as our Vice-President, IT and Chief Information Officer since 1998. From 1995 to 1998, Mr. Vari was our Director IT, Digital Project.

     Pamela J. Dinsmore has served as our Vice-President, Regulatory since 1997. Ms. Dinsmore has been associated with us since 1995.

     Charles W. van der Lee has been our President and Chief Executive Officer of Rogers Video since 1998 and President and Chief Operating Officer of Rogers Video from 1992 to 1998.

     Colette Watson was appointed our Vice-President, External Affairs in 2001. Since March 2001, Ms. Watson has been on secondment to the Cable Public Affairs Channel (CPAC), a national public affairs television channel. Ms. Watson has been associated with us since 1990.

     Kenneth G. Engelhart has been our Vice-President, Regulatory Law since 1998. Mr. Engelhart has also served as Vice-President, Regulatory Law of RCI since 1992 and has been associated with RCI since 1990.

     M. Lorraine Daly has been our Vice-President, Treasurer since 1989. Ms. Daly has served as Vice President, Treasurer of Rogers Wireless since 1991 and has also served as Vice-President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

     Alan D. Horn has served as a Vice-President since 1996. Mr. Horn served as Vice-President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice-President, Administration of RCI.

     Philip B. Lind, has been a Vice-President since 1997. Mr. Lind has also served as Vice-Chairman of RCI since 1991, as a director of RCI since 1979 and has been associated with RCI since 1969. Mr. Lind also serves as a director of a number of other companies, including Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts and Rogers Media Inc.

     David P. Miller has been our Vice-President, General Counsel and Secretary since 1991 and Vice-President, General Counsel since 1988. Mr. Miller has served as Vice-President and General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice-President, General Counsel and Secretary of Rogers Wireless since 1991.

     E. Jennifer Warren was appointed our Vice-President, Assistant General Counsel during 2001. Ms. Warren has served as Vice-President and Assistant General Counsel of RCI since 2000. Ms. Warren served as Legal Counsel of RCI from 1996 to 2000.

     Robert W. Korthals has served as a director of RCI since 1995 and as one of our directors from 1995 to 1998 and since 2000. Mr. Korthals is currently Chairman of the Ontario Teachers Pension Plan Board and a director of Cognos Inc., Suncor Energy Inc., Mulvihill Exchange Traded Open-End Funds, Easyhome Ltd. and Jannock Properties Ltd. From 1967 to 1995, Mr. Korthals served as an officer of a Canadian chartered bank most recently as President from 1981 until his retirement in 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

     John A. MacDonald has served as one of our directors since 2000 and as President and Chief Operating Officer of Allstream Corp. (previously AT&T Canada Inc.), a broadband communications provider, since November 2002. From 1999 to 2001, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corporation, a video and audio signal equipment provider. From 1994 to 1999, Mr. MacDonald served as an executive officer of Bell Canada, a telephone utility, most recently as President and Chief Operating Officer.

     Stephen D. McDonald has served as one of our directors since 2000. Mr. McDonald served as Chief Executive Officer of a financial services firm from 1999 until 2002, and had been associated with the related Canadian chartered bank since 1983, most recently as Vice-Chairman. In November 2003, Mr. McDonald was appointed U.S. Country Head for another Canadian chartered bank and Executive Managing Director of the related financial services firm owned by the bank.

     Melinda M. Rogers has served as one of our directors since 2000. Ms. Rogers was appointed Vice President of Strategic Planning and Venture Investments of RCI in April 2003, prior to which Ms. Rogers served as Vice-President, Venture Investments of RCI from 2000. Ms. Rogers served as a Product Manager with At Home Corporation from 1997 to 1999.

     William T. Schleyer has served as one of our directors since 2000 and as a director of RCI since 1998. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer of AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996.

     J. Christopher C. Wansbrough has served as one of our directors since February 2002. Mr. Wansbrough has served as a director of RCI since 1982, as a director of Rogers Wireless since May 2003 and as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1984 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of The Independent Order of Foresters, United Corporations Ltd. and Rogers Media Inc.

     Colin D. Watson has served as one of our directors since 2000. Mr. Watson was appointed President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, in November 2003. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice-Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was our President and Chief Executive Officer. Mr. Watson also serves as a director of a number of other companies, including Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Persona Inc., Great Lakes Carbon Income Fund and Louisiana-Pacific Corporation.

Our Board of Directors currently has 11 directors. Each director is elected by RCI, our sole shareholder, to serve until a successor director is elected or appointed. Executive officers are appointed annually and serve at the discretion of our Board of Directors.

Our Board of Directors has established an Executive Committee, an Audit Committee and a Finance Committee. The Executive Committee consists of three directors who are appointed annually by the Board of Directors. The Executive Committee may exercise all of the powers of the Board of Directors in respect of the management and direction of our business and affairs between meetings of the Board of Directors, subject to certain restrictions under applicable laws. The Audit Committee consists of five directors who are appointed annually by our Board of Directors. A majority of the members of the Audit Committee are not officers or employees of Cable or any of Cable’s affiliates. The Audit Committee is responsible for the engagement of our independent auditors and for the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of each of the Executive Committee and the Audit Committee must be Canadian residents.

The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation of Executive Officers and Directors

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2003.

	Directors’	Salaries &
	Fees(1)(2)	Bonuses	Total
Executive Officers (including one director)	$—	$6,091,376	$6,091,376
Directors (not employees)	89,500	—	89,500

Total	$89,500	$6,091,376	$6,180,876

(1)	In 2003, directors were compensated for their services with an annual retainer of $15,000 and with meeting fees of $1,000 per meeting attended. The meeting fees were increased to $1,250 per meeting attended for directors traveling more than 100 km but less than 1,000 km to the meeting and $2,000 per meeting for directors traveling more than 1,000 km to the meeting. A director who acted as chairman of a committee of our Board of Directors was paid an additional annual retainer of $5,000 and received committee meeting fees of $1,500 per committee meeting attended. Directors’ fees are not paid to directors who are also our employees or executive officers.

To encourage the directors to align their interests with shareholders, we implemented a Directors’ Deferred Share Unit Plan (DDSU Plan). Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (DDSUs), each of which has a value equal to the market value of a Class B Non-Voting Share of RCI at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the Board of Directors and the boards of directors of our subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Non-Voting Share of RCI at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Non-Voting Shares of RCI.

In October 2002, our Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of Class A Voting Shares of RCI, Class B Non-Voting Shares of RCI and DDSUs during the term of his or her service as a director on Board of Directors.

From time to time, our directors are granted options to participate in the stock option plans of RCI. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

All of the our directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board of Directors in an amount equal to $15,000 plus $2,000 per year of service as a director.

(2)	The services of Messrs. E.S. Rogers, O.C., Emerson, Engelhart, Horn, Lind and Miller and of Ms. Daly and Ms. Warren, in their capacities as officers, and Messrs. E.S. Rogers, O.C., Emerson and Ms. Rogers, in their capacities as directors, are not paid for by us. Their services are provided pursuant to the management services agreement between RCI and us. Refer to the section “Certain Transactions and Relationships — Management Services Agreement” on page 36 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Executive Compensation

The following table sets forth all compensation earned during the last three fiscal years by the Chief Executive Officer and our four most highly compensated executive officers, other than the Chief Executive Officer, who served as executive officers at the end of 2003. We refer to these executive officers as the “Named Executive Officers”.

Summary Compensation Table

					Long-Term
					Compensation
					Awards
	Annual Compensation				Securities Under
				Other Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)(2)
Edward Rogers(3)	2003	418,173	568,080	—	532,600	1,701
President and	2002	225,000	174,600	—	—	765
Chief Executive Officer	2001	225,000	112,500	—	13,500	765
John H. Tory(4)	2003	572,000	886,205	15,447	—	1,871
Former Chairman and	2002	550,000	566,843	16,847	—	1,871
Co-Chief Executive Officer	2001	550,000	454,250	14,825	250,000	1,871
Robert Barker	2003	258,000	244,274	2,370	32,900	878
Senior Vice President,	2002	250,000	115,706	3,184	—	851
National Cable Operations	2001	249,135	106,045	—	—	851
Dean MacDonald(5)	2003	387,000	378,720	—	400,000	1,134
Executive Vice President and	2002	315,000	157,500	—	—	1,072
Chief Operating Officer	2001	249,923	168,875	—	18,900	1,072
Dermot O’Carroll(6)	2003	253,000	300,500	1,084	32,300	861
Senior Vice President,	2002	226,600	522,821	1,834	—	771
Engineering & Network Operations	2001	226,092	115,150	16,488	—	771
Charles van der Lee(6)	2003	287,000	380,935	1,087	36,500	976
President & Chief Executive	2002	265,000	347,973	3,548	—	902
Officer, Rogers Video	2001	264,654	362,633	16,543	—	902

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The amounts quoted in this column represent premiums paid by us for group term life insurance for each officer.

(3)	Mr. Rogers was appointed President and Co-Chief Executive Officer in February 2003 and became President and Chief Executive Officer in June 2003.

(4)	Mr. Tory resigned as an executive officer effective May 30, 2003 but continued in the employment of our company providing advisory services until December 31, 2003. See “Management — Employment Contracts”.

(5)	Mr. MacDonald left our company at the end of March 2004.

(6)	The bonuses paid to Messrs. O’Carroll and van der Lee include a special bonus in furtherance of our retention arrangements.

Stock Options and SAR Grants

The following table sets forth individual grants of stock options by us during the last financial year to the Named Executive Officers.

Option/ SAR(1) Grants during the Year Ended December 31, 2003

				Market Value
		% of Total		of Securities
	Securities	Options/SARs		Underlying
	Under	Granted to		Options/SARs
	Options/SARs	Employees in	Exercise or	on the Date
	Granted	Financial	Base Price	of Grant
Name	(#)(2)	Year	($/Security)	($/Security)	Expiration Date
Edward Rogers	500,000	11.92%	$20.88	$20.88	June 19, 2013
	32,600	0.78%	$17.37	$17.37	April 22, 2013
Robert Barker	18,000	0.43%	$17.37	$17.37	April 22, 2013
	14,900	0.36%	$20.84	$20.84	November 12, 2013
Dean MacDonald	400,000	9.54%	$13.17	$13.17	March 5, 2013
	17,700	0.42%	$17.37	$17.37	April 22, 2013
Dermot O’Carroll	14,600	0.35%	$20.84	$20.84	November 12, 2013
	20,000	0.48%	$17.37	$17.37	April 22, 2013
Charles van der Lee	16,500	0.39%	$20.84	$20.84	November 12, 2013

(1)	We did not grant any stock appreciation rights (SARs) to the Named Executive Officers during 2003.

(2)	Two stock option grants were issued during 2003.

The following table sets forth each exercise of options during the last financial year by the Named Executive Officers.

Aggregate Option/ SAR Exercises during the Year Ended December 31, 2003 and Financial Year-End Option/ SAR Values

					Value of Unexercised
			Unexercised		in-the-Money
			Options/SARs at		Options/SARs at
	Securities		December 31, 2003		December 31, 2003(1)
	Acquired on	Aggregate Value	Exercisable/		Exercisable/
Name	Exercise(#)	Realized($)	Unexercisable(#)		Unexercisable($)
Edward Rogers	—	—	161,250/569,350	(1)	481,186/359,422
John H. Tory	200,000	2,982,623	900,000/150,000	(1)	6,020,000/—
Robert Barker	—	—	160,000/72,900	(1)	—/78,910
Dean MacDonald	—	—	46,950/421,950	(1)	—/3,268,000
Dermot O’Carroll	—	—	61,350/41,050	(1)	198,675/77,569
Charles van der Lee	43,750	514,667	91,850/45,250	(1)	641,150/87,650
	751	653	1,253/500	(2)	5,311/2,122

(1)	These amounts represent options granted between 1994 and 2003 for Class B Non-Voting Shares of RCI at exercise prices ranging from $6.29 to $36.35 per share.

(2)	These amounts represent convertible preferred shares of RCI issued in 1994 pursuant to the 1991 Management Convertible Preferred Share Plan in the case of Mr. van der Lee, with a conversion price of $17.10 per Class B Non-Voting Share of RCI. An amount equal to the purchase price for shares acquired under the 1991 Plan is provided by us (or an affiliate) to the designated employee by an interest-free loan, repayable in installments over a ten-year period. The shares purchased by the employee are pledged as security for the loan.

(3)	The closing price of Class B Non-Voting Shares of RCI on the Toronto Stock Exchange on December 31, 2003 was $21.34.

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2003, we made contributions to the plans of $4.5 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the accrued pension benefit obligations and the net assets in the RCI pension plans available to provide for these benefits for all Rogers group employees, at market, were $368.2 million and $336.1 million, at the measurement date of September 30, 2003.

The Named Executive Officers are members of the RCI defined benefit plan which credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits for all officers under the RCI defined benefit plan are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004 and $1,833.33 per year of service after December 31, 2003, multiplied by years of credited service. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. The pensions are payable monthly for the lifetime of the Named Executive Officers and a maximum of 60 monthly payments are guaranteed. The expected years of service at normal retirement date and the estimated annual pensions (based on current levels of remuneration), including the benefits under the supplemental retirement plans described below, are:

	Projected	Estimated
Executive Officers	Service	Benefit
Edward Rogers(1)	38 years	$334,500
John H. Tory	N/A	$15,400
Robert Barker(2)	13 years	$67,000
Dean MacDonald(3)	23 years	$42,700
Dermot O’Carroll	19 years	$34,200
Charles van der Lee	28 years	$50,100

(1)	In conjunction with his pension, Mr. Rogers has a supplemental plan, which will pay an amount equal to 2% of career average earnings for each year of credited service. In addition, if Mr. Rogers should die after attaining the age of 55 and prior to having attained the age of 65, we will pay a death benefit of $1 million, payable in ten equal annual installments of $100,000 each.

(2)	In conjunction with his pension, Mr. Barker has a supplemental plan effective the first day of his employment with us. Both plans combined will pay an amount equal to 2% of the average of the last five years base salary multiplied by the number of years of service.

(3)	Mr. MacDonald left our company at the end of March 2004.

Employment Contracts

Mr. Tory had an employment contract with us. This contract encompassed the compensation arrangements noted in this section. Mr. Tory resigned as an executive officer effective May 30, 2003 but continued in the employment of our company providing advisory services until December 31, 2003. During the period ending December 31, 2004, Mr. Tory has agreed that he will not be involved in the cable television or other programming distribution undertaking business, internet access business, or any other business which competes with our business in our licensed territories.

Each of Mr. MacDonald and Mr. Barker has a contract that provides that if his employment is terminated by us, other than for cause, he will receive an amount equal to 12 months salary, his benefits (except disability benefits) will continue for a period of 12 months, and stock options granted to him by us will continue to vest during the 12 month period. Each of Mr. MacDonald and Mr. Barker is prohibited from competing with us during the 12 month period. Mr. MacDonald left our company at the end of March 2004.

Mr. O’Carroll’s contract provides that if his employment is terminated by us, other than for cause, he will be entitled to receive payments equal to his salary for a period of up to 24 months.

Mr. van der Lee’s employment contract provides that if his employment is terminated by us, other than for cause, he will be entitled to monthly payments of salary for a period of up to 24 months. Mr. van der Lee will also be entitled to receive his target bonus for the year and his benefits (except disability benefits), will continue during the period in which he is receiving the monthly payments of salary. If there is a change of control of us, Mr. van der Lee may elect to resign and would be entitled to the same compensation and benefits as if his employment had been terminated by us.

Indebtedness of Directors and Executive Officers

All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

As of December 31, 2003 the aggregate indebtedness owed to us or any subsidiary by our present or former directors, officers and employees or of those of any subsidiary in connection with the purchase of securities of RCI totalled $197,647.

The following table sets forth the details of loans made by or outstanding to us during the years ended December 31, 2002 and 2003 to our present or former directors, executive officers or senior officers and associates of such persons in connection with the purchase of securities of RCI.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers under Securities Purchase Programs

Financially Assisted
		Largest Amount		Securities Purchases
	Involvement of	Outstanding During the	Amount Outstanding	During the Financial
	Corporation or	Financial Year Ended	as at	Year Ended	Security for
Name and Principal Position	Subsidiary(1)	December 31, 2003	December 31, 2003	December 31, 2003	Indebtedness
	Loan from				RCI Convertible
Charles van der Lee	Corporation	$42,818	$29,976	—	Preferred Shares

(1)	This loan is non-interest bearing and is repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time Mr. van der Lee may prepay an amount equal to 10% of the principal amount for each complete year the loan has been outstanding less any mandatory repayments.

As of December 31, 2003 the aggregate indebtedness to us of all present or former officers, directors and employees that was not entered into in connection with the purchase of securities was $1,594,849.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers Other Than Under Securities Purchase Programs

		Largest Amount
		Outstanding During the
	Involvement of Corporation	Financial Year Ended	Amount Outstanding as
Name and Principal Position	or Subsidiary	December 31, 2003	at December 31, 2003
John H. Tory(1)	Loan from Corporation	$475,000	—

(1)	The non-interest bearing loan to Mr. Tory was made to provide assistance in purchasing a residence and was owed to RCI. This loan has been repaid.

Composition of the Compensation Committee

During the year ended December 31, 2003, the Compensation Committee of RCI carried out the duties of the compensation committee of the Corporation. The committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Peter C. Godsoe, O.C., Q.C., Robert W. Korthals, William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is our Vice-Chairman and Chairman of RCI.

Report on Executive Compensation

As a wholly owned subsidiary of RCI, our executive compensation program is administered by the RCI Compensation Committee, comprised of eight members of the RCI Board of Directors, none of whom are members of our management. A majority of the members of the RCI Compensation Committee are directors of Cable. The Compensation Committee reviews and recommends to the Board for approval our executive compensation policies. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met four times in 2003.

Compensation Philosophy

Our executive compensation program is designed to provide incentives for the enhancement of shareholder value, the successful implementation of our business plans, improvement in corporate and personal performance and the retention of key employees. The program is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, equity based long-term incentive and other employee benefits including, in the past, the provision of loans to employees.

     Our overall objectives are:

•	to attract and retain qualified executives critical to our success,

•	to provide fair and competitive compensation,

•	to integrate compensation with our business plans,

•	to align the interests of management with those of shareholders, and

•	to reward both business and individual performance.

The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all senior executives of Cable and its principal business units. The Compensation Committee recommends to the Board for approval, the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

An executive’s base salary is determined by an assessment of his or her sustained performance and consideration of competitive compensation levels for the markets in which we operate.

Annual Incentives

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating income levels. This establishes a direct link between executive compensation and our operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for Cable overall and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

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

Chief Executive Officer’s Compensation

The Compensation Committee reviews the Chief Executive Officer’s performance each year. Mr. Rogers’ base salary was established in a manner consistent with that established for other senior executives.

Mr. Rogers’, annual incentive was based on Cable’s attainment of budgeted operating income level and specific individual and corporate successes identified at the beginning of the fiscal year.

Mr. Rogers’ participated in the stock option plans on the same basis as other senior executive officers.

Submitted on behalf of the RCI Compensation Committee

Employees

For the years ended December 31, 2003, 2002 and 2001, we ended the year with approximately 5,470, 5,300 and 5,300 full-time equivalent employees, respectively.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates, the ownership structure of Cable and its principal subsidiary and indicates the jurisdiction of incorporation of each entity shown as at December 31, 2003. As noted, Cable is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI” or “Rogers”).

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to a wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under its deed of trust and public indentures on a joint and several basis with us.

As of December 31, 2003, the only person or company who holds any of our voting shares is RCI. The following table contains information with respect to the holdings of our securities by RCI.

		Number of
Name and Jurisdiction	Designation of Class	Securities Owned
Rogers Communications Inc.	Class A Common Shares	100,000,000
(British Columbia)	Class B Common Shares	118,166,003
	Fourth Preferred Shares	306,904
	Seventh Preferred Shares	151,800

     To our knowledge, the only person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding voting shares of RCI is Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of RCI and a director and the Chairman of Rogers Cable Inc., and certain companies owned or controlled by him and trusts for the benefit of Mr. Rogers and his family.

Related Party Transactions

See Item 6 – “Indebtedness of Directors and Executive Officers”

This section is incorporated herein by reference to the “Intercompany and Related Party Transactions” section contained on pages 35-37 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 8 – FINANCIAL INFORMATION

Consolidated Financial Statements

Refer to Item 18.

Litigation

There exist certain claims and potential claims against us, none of which is expected to have a material adverse effect on our consolidated financial position.

Significant Changes

Refer to Item 4 – Information on the Company – A History and Development of the Company – Recent Developments.

ITEM 9 – LISTING DETAILS

Our common shares are wholly-owned by RCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.

ITEM 10 –ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-113565 filed previously with the SEC.

Material Contracts

This section is incorporated by reference herein see “Commitments and Contractual Obligations” contained on page 38 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and

Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor was Cdn$223 million for the year 2003. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. Cable understands that as a result of current policy of the relevant minister, the acquisition of control of Cable by a non-Canadian would not be permitted under the Investment Canada Act. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to the “Overview of Government Regulation and Regulatory Developments – Restrictions on Non-Canadian Ownership and Control” section contained on page 7 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

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

The payment by us of interest, principal or premium on the securities to a holder who is a non-resident of Canada and with whom we deal at arm’s length within the meaning of the Tax Act at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

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

Documents on Display

The descriptions of each contract, agreement or other document filed as an exhibit to this report on Form 20-F are summaries only and do not purport to be complete. Each such description is qualified in its entirety by reference to such exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith we file reports and other information with the SEC. We also filed a registration statement on Form F-4 with the SEC with respect to the exchange of all of our US$350.0 million 5.500% Senior (Secured) Second Priority Notes due 2014 on March 11, 2004. Filed as exhibits to the registration statement or incorporated therein by reference are complete copies of the material contracts described herein. Such reports, registration statement and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated herein by reference – to the “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section on pages 34-35 of our Management’s Discussion and Analysis for the year ended December 31, 2003.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), Rogers Cable Inc. (the “Company”) conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by the Company’s management of the Company’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert”, (as defined in the instructions for Item 16A of Form 20-F), serving on its Audit Committee. The audit committee financial expert is Colin D. Watson.

ITEM 16B – CODE OF ETHICS

We have adopted a code of ethics that applies to all directors and officers and can be found on the Rogers website under the Corporate Governance section — Rogers Communications Inc. at www.rogers.com. A copy of the code of ethics also will be provided upon request to Investors Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2003 and 2002, and fees billed for other services rendered by KPMG LLP.

	2003	2002
	($)	($)
Audit fees	733,750	920,299
Audit related fees (1)	104,350	285,000
Tax fees (2)	27,040	161,919
All other fees (3)	10,646	63,988

Total	875,786	1,431,206

(1)	Audit related fees consist principally of regulatory audits and other specified procedures audits.

(2)	Tax fees consist of fees for tax consultation and compliance services.

(3)	All other fees consist principally of fees for services related to French translation.

Pre-Approval Policies and Procedures:

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.	Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $200,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K dated March 4, 2004.

ITEM 19 – EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description
†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC. (Registrant)

May 18, 2004	/s/ M. Lorraine Daly

(Date)	M. Lorraine Daly
Vice President, Treasurer

May 18, 2004	/s/ Donald W. Huff

(Date)	Donald W. Huff
Senior Vice President, Finance

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description
*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4	—	Schedule of Valuation and Qualifying Accounts

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto