Form 20-F
period 2004-12-31
ROGERS CABLE INC
filed 2005-03-18
CIK 1172636

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 333-87972
ROGERS CABLE INC.

(Exact Name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name Into English)

                              Ontario, Canada

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
7.25% Senior (Secured) Second Priority Notes due 2011
7.875% Senior (Secured) Second Priority Notes due 2012
6.25% Senior (Secured) Second Priority Notes due 2013
5.50% Senior (Secured) Second Priority Notes due 2014
6.75% Senior (Secured) Second Priority Notes due 2015
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

☑ Yes     ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☑ Item 18

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2004, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8310.

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

Documents Incorporated by Reference

Important business and financial information relating to Cable is incorporated by reference from Cable’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004, which was furnished to the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 18, 2005.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

Selected Consolidated Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review and Prospects”. The selected data for and as of each of the five years ended December 31, 2004 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is included in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see note 22 to our audited consolidated financial statements.

The information in the following tables has been reclassified to reflect the retrospective application of new accounting policies, which resulted in the revised classification of certain items of revenue and expense, as described in note 3 to the tables. Long-term debt has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements, as described in note 12 to the tables.

	Year Ended December 31,

	2000	2001	2002	2003	2004
	(In thousands of dollars except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data(2)
Operating revenue
Core cable services(3)	$990,857	$1,056,639	$1,113,889	$1,186,398	$1,253,053
Internet services	111,476	166,528	242,635	322,290	378,912
Video stores operations	203,583	228,301	262,995	282,635	316,954
Inter-company eliminations	(4,244)	(4,869)	(4,965)	(3,201)	(3,264)

Total operating revenue(3)	1,301,672	1,446,599	1,614,554	1,788,122	1,945,655

Operating expenses
Cable services
Sales and marketing expenses(3)	48,092	60,440	82,983	89,237	123,426
Operating, general and administrative expenses(3)	610,955	664,460	731,594	779,663	827,996

Total cable services operating expenses	659,047	724,900	814,577	868,900	951,422

Video stores operations
Cost of video stores sales	92,781	99,962	121,335	129,938	145,936
Sales and marketing expenses	85,525	98,679	109,102	115,831	125,328
Operating, general and administrative expenses	10,781	11,122	11,025	13,180	17,574

Total video stores operating expenses	189,087	209,763	241,462	258,949	288,838
Management fees(4)	25,949	28,781	31,745	35,385	38,913
Inter-company eliminations	(4,244)	(4,869)	(4,965)	(3,201)	(3,264)

Total operating expenses	869,839	958,575	1,082,819	1,160,033	1,275,909

Workforce reduction(5)	—	—	5,850	—
Cable system integration and At Home termination(5)	10,612	60,436	—	—
Depreciation and amortization(6)(7)	343,082	433,829	484,224	482,050	486,038

Operating income (loss)	78,139	(6,241)	41,661	146,039	183,708
Interest expense(8)	192,025	174,626	213,332	240,670	247,917
Dividend income from affiliated company(9)	(39,380)	(32,228)	(5,447)	(4,488)	—
Foreign exchange loss (gain)	3,460	1,452	3,090	(49,302)	41,089
Change in fair value of derivative instruments	—	—	—	—	(34,570)
Other expense (income), net(10)	(30,099)	(8,700)	35,903	6,461	18,885

Loss before income taxes	(47,867)	(141,391)	(205,217)	(47,302)	(89,613)
Income tax expense (reduction)	(32,497)	5,314	(146,387)	7,541	1,196

Loss for the year	$(15,370)	$(146,705)	$(58,830)	$(54,843)	$(90,809)

Basic and diluted loss per share	$(0.28)	$(0.82)	$(0.29)	$(0.27)	$(0.42)

	As at December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Balance Sheet Data (at year end)
Property, plant and equipment, net	$1,978,223	$2,373,625	$2,556,847	$2,595,761	$2,709,894
Goodwill(7)	739,777	926,445	926,445	926,445	926,445
Other intangible assets	2,080	1,560	1,040	520	—
Total assets	3,557,044	3,661,722	3,806,778	3,727,216	3,861,925
Senior debt(11)(12)	1,560,741	1,615,415	2,238,016	2,326,619	2,818,034
Total debt(11)(12)	1,748,266	2,300,090	2,622,077	2,473,533	3,195,853
Shareholder’s equity (deficiency)	1,470,206	1,090,916	902,041	670,710	(146,146)
Additions to property, plant and equipment (excluding video rental purchases)	650,349	749,747	650,871	509,562	587,906

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars except per share amounts)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data(2)
Operating revenue(3)	$1,301,672	$1,446,599	$1,614,554	$1,788,122	$1,953,382

Operating income (loss)	$76,655	$(11,485)	$47,509	$149,172	193,470
Interest expense(8)	188,201	172,297	206,616	236,161	245,757
Other expense (income), net(10)	(106,293)	(77,646)	(8,108)	67,398	97,182

Loss before income taxes and cumulative change in accounting principles	(5,253)	(106,136)	(150,999)	(154,387)	(149,469)
Income tax expense (reduction)	(22,411)	(34,901)	(146,387)	7,196	1,425

Income (loss) before cumulative changes in accounting principles	17,158	(71,235)	(4,612)	(161,583)	(150,894)
Cumulative effect of change in accounting principles for derivative financial instruments	—	(34,551)	—	—	—

Net income (loss) for the year	$17,158	$(105,786)	$(4,612)	$(161,583)	$(150,894)

Basic and diluted loss per share	$(0.11)	$(0.63)	$(0.05)	$(0.76)	$(0.69)

	As at December 31,
	2000	2001	2002	2003	2004
		(In thousands of dollars)
Balance sheet data
Property, plant and equipment, net	$2,016,995	$2,413,094	$2,599,481	$2,638,118	$2,751,520
Goodwill(7)	840,129	1,057,892	1,057,892	1,057,892	1,057,892
Other intangible assets	2,080	1,560	1,040	520	130
Total assets	3,676,516	3,812,712	4,012,171	3,889,732	4,028,516
Senior debt(11)(12)	1,560,741	1,615,415	2,238,016	2,326,619	2,818,034
Total debt(11)(12)	1,748,266	2,300,090	2,622,077	2,473,533	3,195,853
Shareholder’s equity (deficiency)	1,549,463	1,241,906	1,107,434	770,901	(113,059)

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian and U.S. GAAP, see note 22 to our audited consolidated financial statements.

(2)	During 2000, we entered into an agreement with Shaw to exchange certain cable television and Internet assets effective November 1, 2000. We exchanged our cable television and Internet assets in British Columbia, with approximately 623,000 basic cable subscribers and approximately 105,000 Internet subscribers, for Shaw’s cable television and Internet assets in southern Ontario and New Brunswick, with approximately 601,000 basic cable subscribers and approximately 78,000 Internet subscribers. In February 2001, we acquired Cable Atlantic Inc., which has since been amalgamated into Rogers Cable Communications Inc. (“RCCI”). As a result, RCCI now has cable television systems serving approximately 70,000 basic cable subscribers in Newfoundland and Labrador. In November 2001, we sold our U.S. cable systems, comprising Rogers American Cablesystems, Inc. and its operating subsidiary Rogers Cablesystems of Alaska, Inc., which had approximately 7,400 basic cable subscribers.

(3)	Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and EIC

141 “Revenue Recognition” regarding the determination of separate units of accounting in multiple element revenue arrangements, the timing of revenue recognition and the classification of certain items as revenue or expense. For additional details, see note 2(r)(ii) to our audited consolidated financial statements.

•	Installation fee revenue from both new connects and re-connects are now deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber. At December 31, 2004, the revenue deferred with respect to installations was $7.7 million and the related deferred re-connect costs were $5.0 million.

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of this adoption is as follows:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In millions of dollars)
Operating revenue:
Prior to adoption	$1,291.2	$1,433.0	$1,596.4	$1,769.2	$1,927.3
After adoption	1,301.7	1,447.0	1,614.6	1,788.1	1,945.7
Sales and marketing expenses:
Prior to adoption	133.6	159.1	193.6	206.8	252.8
After adoption	133.6	159.1	192.1	205.1	248.8
Operating, general and administrative expenses:
Prior to adoption	607.0	657.1	717.9	769.0	817.0
After adoption	617.5	670.7	737.7	789.6	842.1
Loss for the year:
Prior to adoption	(15.4)	(146.7)	(58.8)	(54.8)	(88.1)
After adoption	(15.4)	(146.7)	(58.8)	(54.8)	(90.8)

(4)	We have entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury services, service on our board of directors and on committees of our boards of directors and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we have agreed to pay RCI a fee equal to 2% of our consolidated gross revenue. We have also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

(5)	During the years ended December 31, 2000 and 2001, we recorded cable system integration costs of $10,612,000 and $16,462,000, respectively, pertaining to the integration of the Ontario and New Brunswick cable television and Internet assets acquired effective November 2000 in the exchange of cable television and Internet assets with Shaw. The cable system integration costs recorded in 2001 also include integration costs related to the Newfoundland and Labrador cable systems acquired in the Cable Atlantic acquisition completed in February 2001. During the year ended December 31, 2001, we incurred incremental operating expenses of $43,974,000 pertaining to the termination of our relationship with At Home and the transition of our Internet subscribers to our own regional network. During the year ended December 31, 2002, we reduced our workforce by 187 employees primarily in the technical service, network operations and engineering departments of our cable services segment, incurring $5,850,000 in costs primarily related to severance and other employee termination benefits. For additional details, see notes 13 to our audited consolidated financial statements.

(6)	Effective January 1, 2002, the accounting standards relating to foreign currency were amended to eliminate the requirement under Canadian GAAP to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items, including long-term debt denominated in U.S. dollars. Further, the adoption of this amendment required retroactive restatement of prior periods. As a result, upon adoption of this amendment effective January 1, 2002, the loss for the years ended December 31, 2000 and 2001 was decreased by $4,327,000 and $11,611,000, respectively.

(7)	Effective January 1, 2002, we adopted new accounting standards under Canadian and U.S. GAAP relating to goodwill which is no longer amortized. For a more complete discussion see note 2(f) to our audited consolidated financial statements.

(8)	Consolidated interest expense for each of the five years ended December 31, 2004 is comprised as follows:

	Year Ended December 31,

	2000	2001	2002	2003	2004
	(In thousands of dollars)
Interest expense on inter-company subordinated debt	$33,901	$12,036	$4,687	$2,867	$552
Third party interest expense	158,124	162,590	208,645	237,803	247,365

Consolidated interest expense	$192,025	$174,626	$213,332	$240,670	$247,917

(9)	Dividend income from affiliated company refers to dividends earned on investments in the preferred shares of an affiliated company and are offset by a corresponding amount of interest expense and/or dividends paid to an affiliated company. The investments in these preferred shares relate to back to back preferred share transactions that have the effect of transferring tax losses to our subsidiaries. For more information, see note 6 to our audited consolidated financial statements.

(10)	Other expense (income) under Canadian and U.S. GAAP in the years ended December 31, 2002 and 2003 includes losses incurred on the repayment of long-term debt and the writedown of investments in the years ended December 31, 2001 and 2002.

(11)	Senior debt includes secured long-term debt and operating bank loans but does not include subordinated debt, inter-company subordinated debt or inter-company deeply subordinated debt. Total debt includes the senior debt described above together with inter-company subordinated debt and subordinated debt but does not include inter-company deeply subordinated debt. Inter-company deeply subordinated debt (all of which was owed to RCI) has been excluded from total debt because, under the terms of our various credit facilities, all payments on such debt are restricted payments treated in the same manner as dividends on our common shares.

          The following table sets forth, for the periods indicated, a reconciliation of long-term debt to total and senior debt:

          Reconciliation of Long-Term Debt to Total and Senior Debt

	December 31,
	2000	2001	2002	2003	2004
	(In thousands of dollars)
Long-term debt(12)	$1,748,266	$1,814,490	$2,417,577	$2,473,533	$2,954,853
Inter-company subordinated debt as discussed below	—	485,600	204,500	—	241,000

Total debt(12)	1,748,266	2,300,090	2,622,077	2,473,533	3,195,853
Inter-company subordinated debt	—	(485,600)	(204,500)	—	(241,000)
Subordinated debt	(187,525)	(199,075)	(179,561)	(146,914)	(136,819)

Senior debt(12)	$1,560,741	$1,615,415	$2,238,016	$2,326,619	2,818,034

During 2000, we issued net $82,100,000 of additional inter-company subordinated debt owing to RCI and converted the total outstanding $632,100,000 of inter-company subordinated debt owing to RCI into Class B Common Shares issued by us to RCI. During 2001, we issued net $485,600,000 of additional inter-company subordinated debt owing to RCI, all of which was repaid in 2002. We subsequently issued net $204,500,000 of additional inter-company subordinated debt owing to RCI in 2002. During the year ended December 31, 2003, we made a net repayment to RCI of $204,500,000 of inter-company subordinated debt, so that the ending balance at December 31, 2003 was nil. During 2004, we issued $241,000,000 of intercompany subordinated debt owing to RCI. For a more complete discussion, see note 10 to our audited consolidated financial statements.

(12)	As a result of our adoption of new Canadian GAAP for hedge accounting, effective January 1, 2004, we no longer treat the impact of our cross-currency interest rate exchange agreements (swaps) as a component of long-term debt. For comparison purposes, all prior periods have been reclassified. Accordingly, our total debt and senior debt at each period end under Canadian and U.S. GAAP are presented at the balance sheet rate of exchange and do not include the effect of our swaps.

Dividends and Distributions

We paid dividends on the First Preferred Shares of nil, $4.5 million, $5.4 million, $32.2 million and $39.4 million (nil, US$3.5 million, US$3.4 million, US$20.2 million and US$26.3 million) in the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively, and paid dividends on the Company’s Class A and Class B Common Shares of nil, nil, $57.6 million, nil and nil (nil, nil, U.S $36.5 million, nil and nil) in the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.

In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, in 2004 we distributed an aggregate $72.0 million to RCI under this distribution policy. In addition, in November, 2004, we distributed $660 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced.

During 2003, we distributed $72.0 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced.

In 2002, in a series of transactions with a wholly-owned subsidiary of RCI, we were able to utilize tax losses of $413.8 million, the benefit of which had previously been recorded at a value of $124.6 million. For accounting purposes, the utilization of these losses has been recorded as a distribution. See note 6(b)(ii) to the 2004 Consolidated Financial Statements.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 1, 2005, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8048.

Year ended	Average (1)	High	Low	Period End
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279
December 31, 2000	0.6725	0.6969	0.6410	0.6669

Month Ended	Average (2)	High	Low	Period End
February, 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8165	0.8346	0.8050	0.8067
December 31, 2004	0.8206	0.8435	0.8064	0.8310
November 30, 2004	0.8357	0.8493	0.8155	0.8402
October 31, 2004	0.8020	0.8201	0.7858	0.8191
September 30, 2004	0.7763	0.7906	0.7689	0.7906

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors

The section is incorporated herein by reference to the “Risks and Uncertainties” section contained on pages 30-35 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

Name and Incorporation Rogers Cable Inc. is wholly owned by RCI and was amalgamated under the Business Corporations Act (Ontario) on December 31, 2003.

Our executive offices are located at 333 Bloor Street East, 7th Floor, Toronto, Ontario, Canada M4W 1G9. Our telephone number is 416-935-6666. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York City, NY, U.S.A. 10011. CT Corporation’s telephone number is 212-894-8400.

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to our wholly-owned subsidiary, RCCI. As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under our deed of trust and some of our public indentures on a joint and several basis with us.

Recent Developments

2004 Highlights

•	In February 2004, together with RCI, we announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support voice-over-cable telephony and other new voice and data services across our cable service areas, with initial service availability now expected no earlier than mid-2005.

•	On February 23, 2004, we redeemed $300.0 million aggregate principal amount of 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•	On March 11, 2004, we completed an offering of US$350.0 million aggregate principal amount of Senior (Secured) Second Priority Notes due 2014. Cable used approximately US$243.3 million of the net proceeds to refinance the drawdown under its New Bank Credit Facility, which was used to fund the redemption of February 23, 2004 of $300.0 million 9.65% Senior Secured Debenture due 2014 at a redemption price of 104.825%. Cable used the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the New Bank Credit Facility and for general corporate purposes.

•	We launched Rogers Yahoo! Hi-Speed Internet services and completed the transition of our entire residential Internet base to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	On November 30, 2004, we completed an offering of $175.0 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280.0 million 6.75% Senior (Secured) Second Priority Notes due 2015.

2003 Highlights

•	Our network rebuild project progressed further, increasing to 96% of Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	We continued to expand the availability of our video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	We increased the throughput of our Hi-Speed Internet service up to 3Mbps, introduced our personal video recorders (PVR), and launched 9 new high definition television (HDTV) channels.

•	We issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing was used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to Rogers Communications Inc. and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

Business Overview

This section incorporates herein by reference the “Overview”, “Our Strategy”, “Seasonality”, “Recent Cable Industry Trends”, “Government Regulation and Regulatory Developments”, “Intercompany and Related Party Transactions” and “Key Performance Indicators and Non-GAAP Measures” sections contained on pages 3-6, 26-29, 36-38 and 44-47 of the Management’s Discussion and Analysis for the year ended December 31, 2004.

Refer to Item 3 – Key Information – Selected Consolidated Financial Data for a breakdown of revenue by category.

Property, Plant and Equipment Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and enable easier comparisons between the additions to PP&E of the companies. Under these industry definitions, additions to PP&E fall into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild, which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital, which includes the costs associated with the replacement or enhancement of non-network assets.

Additions to PP&E for the years ended December 31, 2002, 2003 and 2004 were:

	Year Ended December 31,
(In millions of dollars)	2002	2003	2004
Customer premises equipment	$226.8	$181.6	$204.0
Scaleable infrastructure	90.0	80.1	188.0
Line extensions	54.6	49.4	53.7
Upgrade and rebuild	185.2	114.4	40.8
Support capital	86.3	71.0	87.1

Cable additions to PP&E	642.9	496.5	573.6
Video stores additions to PP&E	8.0	13.1	14.3

Total additions to PP&E	$650.9	$509.6	$587.9

PP&E not yet in service totalled $146.1 million for the year ended December 31, 2004.

Organizational Structure

Refer to Item 7.

Property, Plant and Equipment

In most instances, we own the assets essential to our operations. The major fixed assets are coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae, and radio and television broadcasting equipment (including television cameras and television production facilities). The operating systems and software related to these assets are either owned by us or are used under license.

We generally lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. We either own or lease land for the placement of our hub sites and headends and space for other portions of the distribution system.

We either own or lease our offices from third parties and, in certain instances, from RCI and Rogers Wireless Communications Inc. (“Rogers Wireless”). All except one of our Rogers Video store locations are leased from third parties. We own our service vehicles, data processing facilities and test equipment. Substantially all of our assets, with certain exceptions, are subject to various security interests in favour of the trustee under the deed of trust.

We own or have licensed various brands and trademarks used in our businesses. Various of our trade names are protected by trademark. Our intellectual property, including our trade names, brands, properties and customer lists, are important to our operations.

Environmental protection requirements applicable to our operations are not expected to have a significant effect on our additions to PP&E, earnings or competitive position in the current or future fiscal years.

Information on additions to PP&E in relation to our voice-over-cable telephony initiative is incorporated herein by reference to the section entitled “Overview—Our Voice-Over Cable Telephony Initiative” on page 5 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004 and the notes related to those financial statements, which are incorporated herein by reference. This section also incorporates herein by reference the “Critical Accounting Policies and Estimates”, “New Accounting Standards Implemented in 2004”, and “U.S. GAAP Differences” sections contained on pages 38-44 of our Management’s Discussion and Analysis for the year ended December 31, 2004 and to the “Cautionary Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Operating and Financial Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 6-14 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 15-21 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Liquidity and Capital Resources

This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 21-26 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Trend information

This section is incorporated herein by reference to the “Recent Cable Industry Trends” section contained on page 6 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Off-balance sheet arrangements

This section is incorporated herein by reference to the “Off-Balance Sheet Arrangements” section contained on page 35 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Contractual obligations

This section is incorporated herein by reference to the “Commitments and Contractual Obligations” section contained on page 35 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Safe Harbor

Refer to page 2 – “Cautionary Statement Regarding Forward-Looking Statements”.

U.S. GAAP reconciliation

This section is incorporated herein by reference to note 22 of our Consolidated Financial Statements for the year ended December 31, 2004 and to the “U.S. GAAP Differences” section contained on pages 43-44 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Following is a list of our directors and officers prepared as of December 31, 2004, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RCI, our sole shareholder, to serve until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.	Director and Chairman
H. Garfield Emerson, Q.C., ICD.D	Director and Vice Chairman
Edward Rogers (2)	Director, President and Chief Executive Officer
Michael A. Adams(3)	Executive Vice President and Chief Operating Officer
Paul V. Nielsen	President, Rogers Business Solutions
Robert J. Barker	Senior Vice President, National Cable Operations
Donald W. Huff	Senior Vice President, Finance
Dermot J.A. O’Carroll	Senior Vice President, Engineering & Network Operations
Thomas M. Vari	Senior Vice President and Chief Information Officer
John Munro	Senior Vice President, Chief Marketing Officer
Pamela J. Dinsmore	Vice President, Regulatory
Charles W. van der Lee	President and Chief Executive Officer, Rogers Video
Colette Watson	Vice President, External Relations
Kenneth G. Engelhart	Vice President, Regulatory Law
M. Lorraine Daly	Vice President, Treasurer

Name	Position
Alan D. Horn	Vice President
Philip B. Lind, C.M.	Director and Vice President
David P. Miller	Vice President, General Counsel and Secretary
Graeme H. McPhail	Vice President, Associate General Counsel
E. Jennifer Warren	Vice President, Assistant General Counsel
Ronald D. Besse (1)	Director
Peter C. Godsoe, O.C.	Director
Thomas I. Hull	Director
Robert W. Korthals	Director
Alexander Mikalachki	Director
The Hon. David R. Peterson, P.C., Q.C.	Director
Loretta A. Rogers(2)	Director
Melinda M. Rogers(2)	Director
William T. Schleyer	Director
John A. Tory, Q.C.	Director
J. Christopher C. Wansbrough(1)	Director
Colin D. Watson(1)	Director
W. David Wilson	Director

(1)	Denotes member of the Audit Committee.

(2)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers, O.C., Loretta A. Rogers is the wife of Edward S. Rogers, O.C.

(3)	Mr. Adams became our Executive Vice President and Chief Operating Officer, effective April 20, 2004.

     Edward S. Rogers, O.C, 71, resides in Toronto, Ontario and has served as Chairman of our Board of Directors since 1999 and has been President, Chief Executive Officer and a director of RCI since 1979. From February 2003 to May 2003, Mr. Rogers served as a director and Vice Chairman of Rogers Cable Mr. Rogers also serves as a director of Rogers Wireless, Rogers Media, Rogers Telecommunications Limited, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, Q.C., ICD.D., 64, resides in Toronto, Ontario and was appointed non-executive Vice-Chairman of our board of directors in 2001 and served as a Director since March 2000. Mr. Emerson has served as non-executive Chairman of the board of directors of RCI since 1993 and has been a director of RCI since 1989. Mr. Emerson is the National Chairman and a senior partner in the law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Wireless, Rogers Media, Rogers Telecommunications Limited and Sunnybrook & Women’s College Health Sciences Centre. From 1990 to 2001, Mr. Emerson served as President and Chief Executive Officer of N M Rothschild & Sons Canada Limited, an investment banking firm. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B, University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

     Edward Rogers, 35, resides in Toronto, Ontario and was appointed as a director in June 2003. Mr. Rogers has served as a director of RCI since May 1997 and also serves as a director of Rogers Wireless, Rogers Media and Futureway Communications Inc. Mr. Rogers was appointed our President and Co-Chief Executive Officer in February 2003 and became President and Chief Executive Officer in June 2003. From 1998 to 2000, Mr. Rogers served as our Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI.

     Michael A. Adams, resides in Toronto, Ontario and became our Executive Vice President and Chief Operating Officer, effective April 20, 2004. Prior to his appointment with us, Mr. Adams held several senior executive positions with RCN Corporation since 1997, most recently serving as Chief Strategy Officer.

Mr. Adams formerly served on the Board of Directors for Commonwealth Telephone, RCN, Megacable, S.A. de C.V. and Megacable Comunicaciones de Mexico S.A.

     Paul V. Nielsen, resides in Markham, Ontario and was appointed our President, Rogers Business Solutions in December 2004. From 2004 to 2003, Mr. Nielson was Senior Vice President, Sales and Distribution, prior to which he served as our Vice President and General Manager, Rogers Business Solutions. From 2000 to 2001, Mr. Nielsen served as Vice President, Small & Medium Enterprise for Bell Canada.

     Robert J. Barker, resides in Toronto, Ontario and was appointed our Senior Vice President, National Cable Operations in 1999. From 1988 to 1999, Mr. Barker was Vice President and General Manager, English Canada for Cogeco Cable Inc., a cable television company.

     Donald W. Huff, resides in Pickering, Ontario and has been our Senior Vice President, Finance since 2002. From 1996 to 2000, Mr. Huff served as Corporate Controller. From 2000 to 2002, Mr. Huff served as Vice President, Controller. Mr. Huff has been associated with us since 1990.

     Dermot J.A. O’Carroll, resides in Toronto, Ontario and has been our Senior Vice President, Engineering & Network Operations since 1999. Mr. O’Carroll has been associated with us since 1995.

     Thomas M. Vari, resides in Thornhill, Ontario and was appointed our Senior Vice President and Chief Information Officer in February 2004, prior to which Mr. Vari served as our Vice President, IT and Chief Information Officer since 1998. From 1995 to 1998, Mr. Vari was our Director IT, Digital Project.

     John Munro, resides in Delta, British Columbia and was appointed our Senior Vice President, Chief Marketing Officer in July 2004. From August 2003 to July 2004, Mr. Munro served as our Vice President, Marketing. From 2000 until August 2003, Mr. Munro served as Vice President, Marketing of Rogers Video. Prior to joining us in 2000, Mr. Munro was President of 360 Data Base Marketing and First Event and Sponsorship Marketing.

     Pamela J. Dinsmore, resides in Toronto, Ontario and has served as our Vice President, Regulatory since 1997. Ms. Dinsmore has been associated with us since 1995.

     Charles W. van der Lee, resides in Surrey, British Columbia and has been our President and Chief Executive Officer of Rogers Video (which is headquartered in Richmond, B.C.) since 1998 and President and Chief Operating Officer of Rogers Video from 1992 to 1998. Mr. van der Lee joined Rogers Video in 1990 as Vice President, Sales and Operations.

     Colette Watson, resides in Nepean, Ontario and was appointed our Vice President, External Relations in 2000. In addition to her duties at Rogers Cable Inc., Ms. Watson has been on secondment to the Cable Public Affairs Channel (CPAC), a national public affairs television channel since March 2001. Ms. Watson has been associated with us since 1990.

     Kenneth G. Engelhart, resides in Toronto, Ontario and has been our Vice President, Regulatory Law since 1997. Mr. Engelhart has also served as Vice President, Regulatory Law of RCI since 1992 and has been associated with RCI since 1990.

     M. Lorraine Daly, resides in Mississauga, Ontario and has been our Vice President, Treasurer since 1989. Ms. Daly has served as Vice President, Treasurer of Rogers Wireless since 1991 and has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

     Alan D. Horn, resides in Toronto, Ontario and has served as a Vice President since 1996. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

     David P. Miller, resides in Toronto, Ontario and has been our Vice President, General Counsel and Secretary since 1991 and Vice President, General Counsel since 1988. Mr. Miller has served as Vice President and General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Rogers Wireless since 1991.

     Graeme H. McPhail resides in Toronto, Ontario and was appointed our Vice President, Associate General Counsel on August 3, 1999. Mr. McPhail has served as Vice President and Associate General Counsel of RCI since 1997. Mr. McPhail has also served as Vice President Associate General Counsel of Rogers Wireless since 1996. Mr. McPhail has been associated with RCI since 1991.

     E. Jennifer Warren, resides in Toronto, Ontario and was appointed our Vice President, Assistant General Counsel during 2001. Ms. Warren has served as Vice President and Assistant General Counsel of RCI since 2000. Ms. Warren served as Legal Counsel of RCI from 1996 to 2000.

     Ronald D. Besse, 66, resides in Toronto, Ontario and has served as a director of RCI since June 1984 and as one of our directors from October 2004. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of CML Healthcare Inc., C.I. Fund Management Inc., Luxembourg Cambridge Holding Group. Rogers Wireless Inc. and Rogers Media Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

     Peter C. Godsoe, O.C, 66, resides in Toronto, Ontario and has served as a director of the Company since December 2004 and a Director of RCI since October, 2003. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Rogers Wireless Inc., Rogers Media Inc., Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

     Thomas I. Hull, 72, resides in Toronto, Ontario and has served as a director of RCI since February 1979 and as one of our directors since May 2004. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Wireless Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

     Robert W. Korthals, 71, resides in Toronto, Ontario and has served as a director of RCI since 1995 and as one of our directors from 1995 to 1998 and since 2000. Mr. Korthals is currently Chairman of the Ontario Teachers Pension Plan Board and a director of Rogers Wireless Inc., Rogers Media Inc., Cognos Inc., Suncor Energy Inc., Mulvihill Exchange Traded Closed-End Funds, Easyhome Ltd. and Jannock Properties Ltd. From 1967 to 1995, Mr. Korthals served as an officer of a Canadian chartered bank most recently as President from 1981 until his retirement in 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

     Philip B. Lind, C.M., 61, resides in Toronto, Ontario and has served as a director of RCI since February, 1979 and as one of our directors since December 2004. Mr. Lind is Vice President of the Company. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts, Rogers Wireless Inc., Rogers Media Inc., The Outdoor

Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

     Alexander Mikalachki, 71, resides in London, Ontario and has served as a director of RCI since June 1999 and one of our directors since December 2004. Mr. Mikalachki is also a director of Rogers Wireless Inc., Rogers Media Inc., The Independent Order of Foresters. Mr. Mikalachki served as Acting Dean, 1989-1990, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Richard Ivey School of Business, University of Western Ontario.

     The Hon. David R. Peterson, P.C., Q.C., 61, resides in Toronto, Ontario and has served as a director of RCI since April 1991 and one of our directors since December 2004. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Shopping Centres Limited, Industrielle Alliance Assurance Company and National Life Assurance Company, Rogers Wireless Inc., Rogers Media Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

     Loretta A. Rogers, 65, resides in Toronto, Ontario and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mrs. Rogers also serves as a director of Rogers Wireless Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

     Melinda M. Rogers, 34, resides in Toronto, Ontario and has served as one of our directors since 2000 and as a director of RCI since May 2002. Ms. Rogers was appointed Vice President of Strategic Planning and Venture Investments of RCI in April 2003, prior to which Ms. Rogers served as Vice President, Venture Investments of RCI from 2000. Ms. Rogers served as a Product Manager with At Home Corporation from 1997 to 1999. Ms. Rogers also serves as a director of Rogers Media Inc., Rogers Wireless Inc., The Ontario Media Development Corporation, STSN Inc. and the Jays Care Foundation.

     William T. Schleyer, 53, an American citizen who resides in Rye Beach, New Hampshire, has served as one of our directors since 2000 and as a director of RCI since August 1998. He is also a director of Rogers Wireless Inc. and Rogers Media Inc. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer of AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996.

John A. Tory, Q.C., 75, resides in Toronto, Ontario and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Wireless Inc., Rogers Media Inc., The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and the University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

     J. Christopher C. Wansbrough, 72, resides in Toronto, Ontario and has served as one of our directors since February 2002. Mr. Wansbrough has served as a director of RCI since 1982 and as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1984 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of The Independent Order of Foresters, United Corporations Ltd., Rogers Wireless Inc. and Rogers Media Inc. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and the Independent Order of Foresters.

     Colin D. Watson, 63, resides in Toronto, Ontario and has served as one of our directors since 2000 and a director of RCI since May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice-Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was our President and Chief Executive Officer. Mr. Watson also serves as a director of a number of other companies, including Rogers Wireless Inc., Rogers Media Inc., Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Arpeggio Acquisition Corp. Mr. Watson holds a BASc (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

     W. David Wilson, 60, resides in Toronto, Ontario and has served as a director of RCI since February 1979 and a director of the Corporation since December 2004. He is also a director of Rogers Wireless Inc. and Rogers Media Inc. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993 and Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson is a trustee of the Art Gallery of Ontario and a member of the Governing Council for the University of Toronto and a member of the board of the University of Toronto Asset Management Corporation. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

Our Board of Directors currently has 17 directors.

Our Board of Directors has established an Audit Committee. The Audit Committee consists of three directors who are appointed annually by our Board of Directors. The members of the Audit Committee are not officers or employees of Cable or any of Cable’s affiliates. The Audit Committee is responsible for the engagement of our independent auditors and for the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of the Audit Committee must be Canadian residents.

The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation of Executive Officers and Directors

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2004.

	Directors’ Fees(1)(2)	Salaries & Bonuses	Total
Executive Officers (including one director)	$—	$5,046,207	$5,046,027
Directors (not employees)	69,879	—	69,879

Total	$69,879	$5,046,207	$5,115,906

We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2004. We or one our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2004.

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Management Compensation Committee of the board of directors of Rogers Cable Communications Inc. at the beginning of the fiscal year.

We did not grant any stock appreciation rights or stock options during 2004.

In 2004, directors were compensated for their services with an annual retainer of $10,000 and with meeting fees of $1,000 per meeting attended. The meeting fees were increased to $1,250 per meeting attended for directors traveling more than 100 km but less than 1,000 km to the meeting and $2,000 per meeting for directors traveling more than 1,000 km to the meeting. A director who acted as chairman of a committee of our Board of Directors was paid an additional annual retainer of $5,000 and received committee meeting fees of $1,500 per committee meeting attended. Directors’ fees are not paid to directors who are also our employees or executive officers.

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

All of our directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board of Directors in an amount equal to $15,000 plus $2,000 per year of service as a director.

Composition of the Compensation Committee

During the year ended December 31, 2004, the Compensation Committee of RCI carried out the duties of the compensation committee of the Corporation. The committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Peter C. Godsoe, O.C., Q.C., Robert W. Korthals, William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is our Vice-Chairman and Chairman of RCI.

Report on Executive Compensation

As a wholly owned subsidiary of RCI, our executive compensation program is administered by the RCI Compensation Committee, comprised of eight members of the RCI Board of Directors, none of whom are members of our management. The members of the RCI Compensation Committee are directors of Cable. The Compensation Committee reviews and recommends to the Board for approval our executive compensation policies. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met four times in 2004.

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

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2004, we made contributions to the plans of approximately $10.8 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits for all Rogers group employees, at market, were approximately $453.3 million and $402.4 million, respectively, at the measurement date of September 30, 2004.

The Rogers Defined Benefit Pension Plan credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, except that earnings for years before 2001 are replaced by 2001 earnings. Generally, the pension benefits are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004, $1,833.33 per year of service for the 2004 plan year, and $2,000.00 per year of service after December 31, 2004. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. The pensions are payable monthly for the lifetime of the officers and a minimum of 60 monthly payments are guaranteed.

Restricted Share Unit Plan

     Effective March 10, 2004, RCI established the 2004 Restricted Share Unit Plan which enables employees, officers and directors of RCI and participating companies, including Rogers Cable, to participate in the growth and development of RCI by providing such persons with the opportunity, through Restricted Share Units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

     On the vesting date, RCI shall redeem all of the participants Restricted Share Units in cash or by issuing one Class B Share for each Restricted Share Unit. RCI has reserved 2,344,591 Class B Shares for issuance under this plan.

     As at December 31, 2004, 50,916 Restricted Share Units were outstanding related to Units issued on April 20, 2004 to one of our employees. These Restricted Share Units vest at the end of three years from the grant date. We record compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Shares. Compensation expense for the twelve months ended December 31, 2004 related to these Restricted Share Units was $0.3 million.

Employees

For the years ended December 31, 2004, 2003 and 2002, we ended the year with approximately 5,922, 5,470 and 5,300 full-time equivalent employees, respectively.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates the ownership structure of Cable and its principal subsidiary and indicates the jurisdiction of incorporation of each entity shown as at December 31, 2004. As noted, Cable is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI” or “Rogers”).

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to a wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under the deed of trust and some of the public indentures on a joint and several basis with us.

MAJOR SHAREHOLDER

As of December 31, 2004, the only person or company who holds any of our voting shares is RCI. The following table contains information with respect to the holdings of our securities by RCI.

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

Related Party Transactions

This section is incorporated herein by reference to the “Intercompany and Related Party Transactions” and “Arrangements with Affiliated Companies” sections contained on pages 44-46 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

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

ITEM 10 –ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-113565 filed previously with the Securities Exchange Commission (“SEC”).

Material Contracts

No material contract outside the ordinary course of business has been entered into by the Company since January 1, 2002.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently Cdn$250 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. Cable understands that as a result of current policy of the relevant minister, the acquisition of control of Cable by a non-Canadian would not be permitted under the Investment Canada Act. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to the “Government Regulation and Regulatory Developments – Restrictions on Non-Canadian Ownership and Control” section contained on page 26 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

Taxation

The following summary describes the material Canadian federal income tax consequences to a holder of Cable’s public debt securities (the ”Securities”) who is a non-resident of Canada. The summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced prior to the date hereof and the company’s understanding of the published administrative practices of Canada Revenue Agency. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated herein by reference – to the “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section on pages 23-25 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 –DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 –MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by the Company’s management of the Company’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert”, (as defined in the instructions for Item 16A of Form 20-F), serving on its Audit Committee. The audit committee financial expert is J. Christopher C. Wansbrough.

ITEM 16B – CODE OF ETHICS

We have adopted a code of ethics which can be found on the Rogers website under the Corporate Governance section at www.rogers.com. A copy of the code of ethics also will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2004 and 2003, and fees billed for other services rendered by KPMG LLP.

	2004	2003
	($)	($)
Audit fees	1,056,952	733,750
Audit-related fees (1)	302,196	104,350
Tax fees (2)	215,640	27,040
All other fees (3)	—	10,646

Total	1,574,788	875,786

(1)	Audit related services consist principally of regulatory assurance and other assistance engagements.

(2)	Tax fees consist of fees for tax consultation and compliance services.

(3)	All other fees consist principally of fees for services related to French translation.

Pre-Approval Policies and Procedures:

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.	Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $200,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements furnished to the SEC under cover of a Form 6-K on March 18, 2005.

ITEM 19 – EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description
†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC.
   (Registrant)

March 15, 2005	/s/ M. Lorraine Daly

(Date)	M. Lorraine Daly
Vice President, Treasurer

March 15, 2005	/s/ Donald W. Huff

(Date)	Donald W. Huff
Senior Vice President, Finance

EXHIBIT INDEX

Exhibit
Number		Description
†
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto