Form 20-F/A
period 2004-12-31
ROGERS CABLE INC
filed 2005-07-15
CIK 1172636

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F/A

Amendment No. 1

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

Documents Incorporated by Reference

Important business and financial information relating to Cable is incorporated by reference from Cable’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 18, 2005.

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

EXPLANATORY NOTE

Rogers Cable Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2004 (the “2004 Annual Report”), which was filed with the Securities and Exchange Commission on March 18, 2005, to clarify information included under the headings “Documents Incorporated by Reference”, “Item 15 — Disclosure Controls and Procedures”, and “Item 18 — Financial Statements”. We are filing the amended 2004 Annual Report in its entirety. This Amendment No. 1 does not reflect events occurring after the original filing of the 2004 Annual Report or modify or update the disclosures therein in any way other than as described above.

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

ITEM 15 – DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Since the last evaluation by the Company’s management of the Company’s internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 18, 2005.

ITEM 19 – EXHIBITS

EXHIBIT INDEX

Exhibit
Number		Description
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description
†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

††††12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

††††	Filed on March 18, 2005 as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC.
   (Registrant)

July 15, 2005	/s/ M. Lorraine Daly

(Date)	M. Lorraine Daly
Vice President, Treasurer

July 15, 2005	/s/ Alan D. Horn

(Date)	Alan D. Horn
Vice President

EXHIBIT INDEX

Exhibit
Number		Description
†
†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

†1.2	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

††††12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

††††	Filed on March 18, 2005 as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004