Form 20-F
period 2005-12-31
ROGERS CABLE INC
filed 2006-03-09
CIK 1172636

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                      .
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
7.60% Senior (Secured) Second Priority Notes due 2007
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
100,000,000 Class A common shares
118,166,003 Class B common shares
306,904 fourth preferred shares
151,800 seventh preferred shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes       ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes       ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No
Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 31, 2005, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8579.
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

Documents Incorporated by Reference
Important business and financial information relating to Cable is incorporated by reference from Cable’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 9, 2006.
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
ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 – KEY INFORMATION
Selected Consolidated Financial Data
The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 – Operating and Financial Review and Prospects”. The selected data for and as of each of the five years ended December 31, 2005 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is incorporated by reference in this annual report.
Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For a discussion of the principal differences between Canadian and U.S. GAAP, see note 21 to our audited consolidated financial statements.
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

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data(2)
Operating revenue

Core cable services(3)	$1,056,639	$1,113,889	$1,186,398	$1,253,053	$1,298,952
Internet services	166,528	242,635	322,290	378,912	440,664
Cable telephone services	—	—	—	—	4,942
Video stores operations	228,301	262,995	282,635	316,954	326,926
Inter-company eliminations	(4,869)	(4,965)	(3,201)	(3,264)	(3,751)

Total operating revenue(3)	1,446,599	1,614,554	1,788,122	1,945,655	2,067,733

Operating expenses
Cable services
Sales and marketing expenses(3)	60,440	82,983	89,237	123,426	131,084
Operating, general and administrative expenses(3)	664,460	731,594	779,663	827,996	912,962

Total cable services operating expenses	724,900	814,577	868,900	951,422	1,044,046

Video stores operations
Cost of video stores sales	99,962	121,335	129,938	145,936	157,466
Sales and marketing expenses	98,679	109,102	115,831	125,328	131,680
Operating, general and administrative expenses	11,122	11,025	13,180	17,574	19,689

Total video stores operating expenses	209,763	241,462	258,949	288,838	308,835
Management fees(4)	28,781	31,745	35,385	38,913	41,355
Inter-company eliminations	(4,869)	(4,965)	(3,201)	(3,264)	(3,751)

Total operating expenses	958,575	1,082,819	1,160,033	1,275,909	1,390,485

Workforce reduction(5)	—	5,850	—
Cable system integration and At Home termination(5)	60,436	—	—
Depreciation and amortization(6)(7)	433,829	484,224	482,050	486,038	483,946

Operating income (loss)	(6,241)	41,661	146,039	183,708	193,302
Interest expense(8)	174,626	213,332	240,670	247,917	263,655
Dividend income from affiliated company(9)	(32,228)	(5,447)	(4,488)	—	—
Foreign exchange loss (gain)	1,452	3,090	(49,302)	41,089	(2,373)
Change in fair value of derivative instruments	—	—	—	(34,570)	(2,151)
Other expense (income), net(10)	(8,700)	35,903	6,461	18,885	5,756

Loss before income taxes	(141,391)	(205,217)	(47,302)	(89,613)	(71,585)
Income tax expense (reduction)	5,314	(146,387)	7,541	1,196	4,837

Loss for the year	$(146,705)	$(58,830)	$(54,843)	$(90,809)	$(76,422)

Basic and diluted loss per share	$(0.82)	$(0.29)	$(0.27)	$(0.42)	$(0.35)

	As at December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Balance Sheet Data (at year end)
Property, plant and equipment, net	$2,373,625	$2,556,847	$2,595,761	$2,709,894	$2,906,088
Goodwill(7)	926,445	926,445	926,445	926,445	926,445
Other intangible assets	1,560	1,040	520	—	—
Total assets	3,661,722	3,806,778	3,727,216	3,861,925	4,065,782
Senior debt(11)(12)	1,615,415	2,238,016	2,326,619	2,818,034	2,676,416
Total debt(11)(12)	2,300,090	2,622,077	2,473,533	3,195,853	3,612,424
Shareholder’s equity (deficiency)	1,090,916	902,041	670,710	(146,146)	(288,789)
Additions to property, plant and equipment (excluding video rental purchases)	749,747	650,871	509,562	587,906	676,243

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars except per share amounts)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data(2)
Operating revenue(3)	$1,446,599	$1,614,554	$1,788,122	$1,953,382	$2,071,680

Operating income (loss)	$(11,485)	$47,509	$149,172	193,470	188,433
Interest expense(8)	172,297	206,616	236,161	245,757	262,150
Other expense (income), net(10)	(77,646)	(8,108)	67,398	97,182	124,942

Loss before income taxes and cumulative change in accounting principles	(106,136)	(150,999)	(154,387)	(149,469)	(198,659)
Income tax expense (reduction)	(34,901)	(146,387)	7,196	1,425	5,281

Income (loss) before cumulative changes in accounting principles	(71,235)	(4,612)	(161,583)	(150,894)	(203,940)
Cumulative effect of change in accounting principles for derivative financial instruments	(34,551)	—	—	—	—

Net income (loss) for the year	$(105,786)	$(4,612)	$(161,583)	$(150,894)	$(203,940)

Basic and diluted loss per share	$(0.63)	$(0.05)	$(0.76)	$(0.69)	(0.93)

	As at December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Balance sheet data
Property, plant and equipment, net	$2,413,094	$2,599,481	$2,638,118	$2,751,520	$2,949,219
Goodwill(7)	1,057,892	1,057,892	1,057,892	1,057,892	1,057,892
Other intangible assets	1,560	1,040	520	130	—
Total assets	3,812,712	4,012,171	3,889,732	4,028,516	4,216,708
Senior debt(11)(12)	1,615,415	2,238,016	2,326,619	2,818,034	2,676,416
Total debt(11)(12)	2,300,090	2,622,077	2,473,533	3,195,853	3,612,424
Shareholder’s equity (deficiency).	1,241,906	1,107,434	770,901	(113,059)	(391,130)

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian and U.S. GAAP, see note 21 to our audited consolidated financial statements.

(2)	In February 2001, we acquired Cable Atlantic Inc., which has since been amalgamated into Rogers Cable Communications Inc. (“RCCI”). As a result, RCCI now has cable television systems serving approximately 70,000 basic cable subscribers in Newfoundland and Labrador. In November 2001, we sold our U.S. cable systems, comprising Rogers American Cablesystems, Inc. and its operating subsidiary Rogers Cablesystems of Alaska, Inc., which had approximately 7,400 basic cable subscribers.

(3)	Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and EIC 141 “Revenue Recognition” regarding the determination of separate units of accounting in multiple element revenue arrangements, the timing of revenue recognition and the classification of certain items as revenue or expense.
•	Installation fee revenue from both new connects and re-connects are deferred and amortized over the estimated life of the subscriber which we have determined to be approximately four years based on churn, transfers of service and moves. Installation costs up to the amount of installation revenue earned from re-connects are also deferred and amortized over the estimated life of the subscriber.

•	Gross proceeds from the sale of equipment are classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are recorded in revenue rather than as a recovery of operating, general and administrative expenses.

(4)	We have entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury services, service on our board of directors and on committees of our boards of directors and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we have agreed to pay RCI a fee equal to 2% of our consolidated gross revenue. We have also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us.

(5)	During the year ended December 31, 2001, we recorded cable system integration costs of $16,462,000, pertaining to the integration of the Ontario and New Brunswick cable television and Internet assets acquired effective November 2000 in the exchange of cable television and Internet assets with Shaw. These costs also include integration costs related to the Newfoundland and Labrador cable systems acquired in the Cable Atlantic acquisition completed in February 2001. During the year ended December 31, 2001, we incurred incremental operating expenses of $43,974,000 pertaining to the termination of our relationship with At Home and the transition of our Internet subscribers to our own regional network. During the year ended December 31, 2002, we reduced our workforce by 187 employees primarily in the technical service, network operations and engineering departments of our cable services segment, incurring $5,850,000 in costs primarily related to severance and other employee termination benefits.

(6)	Effective January 1, 2002, the accounting standards relating to foreign currency were amended to eliminate the requirement under Canadian GAAP to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items, including long-term debt denominated in U.S. dollars. Further, the adoption of this amendment required retroactive restatement of prior periods. As a result, upon adoption of this amendment effective January 1, 2002, the loss for the year ended December 31, 2001 was decreased by $11,611,000.

(7)	Effective January 1, 2002, we adopted new accounting standards under Canadian and U.S. GAAP relating to goodwill which is no longer amortized. For a more complete discussion see note 2(f) to our audited consolidated financial statements.

(8)	Consolidated interest expense for each of the five years ended December 31, 2005 is comprised as follows:

	Year Ended December 31,
	2001	2002	2003	2004	2005
		(In thousands of dollars)
Interest expense on inter-company subordinated debt	$12,036	$4,687	$2,867	$552	$18,796
Third party interest expense	162,590	208,645	237,803	247,365	244,859

Consolidated interest expense	$174,626	$213,332	$240,670	$247,917	$263,655

(9)	Dividend income from affiliated company refers to dividends earned on investments in the preferred shares of an affiliated company and are offset by a corresponding amount of interest expense and/or dividends paid to an affiliated company. The investments in these preferred shares relate to back to back preferred share transactions that have the effect of transferring tax losses to our subsidiaries. For more information, see note 6(b) to our audited consolidated financial statements.

(10)	Other expense (income) under Canadian and U.S. GAAP in the years ended December 31, 2002, 2003 and 2005 includes losses incurred on the repayment of long-term debt and the writedown of investments in the years ended December 31, 2001, 2002 and 2005.

(11)	Senior debt includes secured long-term debt and operating bank loans but does not include subordinated debt or inter-company subordinated debt. Total debt includes the senior debt described above together with inter-company subordinated debt.
The following table sets forth, for the periods indicated, a reconciliation of long-term debt to total and senior debt:
Reconciliation of Long-Term Debt to Total and Senior Debt

	December 31,
	2001	2002	2003	2004	2005
	(In thousands of dollars)
Long-term debt(12)	$1,814,490	$2,417,577	$2,473,533	$2,954,853	$2,676,416
Inter-company subordinated debt as discussed below	485,600	204,500	—	241,000	936,008

Total debt(12)	2,300,090	2,622,077	2,473,533	3,195,853	3,612,424
Inter-company subordinated debt	(485,600)	(204,500)	—	(241,000)	(936,008)
Subordinated debt	(199,075)	(179,561)	(146,914)	(136,819)	—

Senior debt(12)	$1,615,415	$2,238,016	$2,326,619	$2,818,034	$2,676,416

During 2001, we issued net $485,600,000 of additional inter-company subordinated debt owing to RCI, all of which was repaid in 2002. We subsequently issued net $204,500,000 of additional inter-company subordinated debt owing to RCI in 2002. During the year ended December 31, 2003, we made a net repayment to RCI of $204,500,000 of inter-company subordinated debt, so that the ending balance at December 31, 2003 was nil. During 2004, we issued $241,000,000 of intercompany subordinated debt owing to RCI. During 2005, we issued net $695,008,000 of intercompany subordinated debt owing to RCI. For a more complete discussion, see note 10 to our audited consolidated financial statements.

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

Dividends and Distributions
We paid dividends on the First Preferred Shares of Nil, nil, $4.5 million, $5.4 million and $32.2 million (Nil, nil, US$3.5 million, US$3.4 million and US$20.2 million) in the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively, and paid dividends on the Company’s Class A and Class B Common Shares of Nil, nil, nil, $57.6 million and nil (Nil, nil, nil, U.S $36.5 million and nil) in the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. These dividends were paid to RCI and a wholly-owned subsidiary of RCI.
In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, in each of 2005 and 2004 we distributed an aggregate $72.0 million to RCI under this distribution policy. In addition, in November 2004, we distributed $660 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced.
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
Exchange Rate Data
The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 6, 2006, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8771.

Year ended	Average (1)	High	Low	Period End
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6446	0.6697	0.6241	0.6279

Month Ended	Average (2)	High	Low	Period End
February, 28, 2006	0.8704	0.8788	0.8638	0.8788
January 31, 2006	0.8642	0.8744	0.8528	0.8744
December 31, 2005	0.8610	0.8690	0.8521	0.8579
November 30, 2005	0.8464	0.8579	0.8361	0.8569
October 31, 2005	0.8493	0.8579	0.8413	0.8477
September 30, 2005	0.8492	0.8615	0.8418	0.8615

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable month.

Risk Factors
The section is incorporated herein by reference to the “Risks and Uncertainties” section contained on pages 32-37 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
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
Recent Developments
In January 2006, RCI completed a re-organization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. including Rogers Telecom Inc. (“Telecom”). Telecom previously has been a separate reporting segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, beginning in 2006, Cable’s reporting segments will change.
2005 Highlights
•	During 2005, we increased our subscriber bases by the following: 208,500 Internet subscribers, 237,800 digital cable subscribers (households), 9,200 basic cable subscribers, and 47,900 cable telephony subscribers. These net additions reflect a change in our practice as to when a subscriber is deactivated, which became effective in August 2005.

•	On July 1, 2005, we introduced our Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service was rolled out across our cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•	We added further to our “Rogers on Demand” offerings by signing agreements with Sony Entertainment in February 2005 and Warner Brothers in October 2005 for access to their extensive content library. With these agreements, we now have studio agreements covering approximately 70% of current Hollywood film output and our customers can now access over 2,400 titles of on-demand content.

•	In April 2005, we celebrated the 10th anniversary of the launch of our high-speed Internet service and in the same month exceeded the one million subscriber threshold.

•	We further expanded our Internet offerings by including a comprehensive suite of security products.

•	We added to our leadership position in digital multicultural services by adding a further 14 program services.

•	In June 2005, Cable amended its bank credit facility. The maximum amount of the facility has been reduced by $75.0 million to $1.0 billion comprised of $600.0 million Tranche A and $400.0 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial convenants.

•	On March 15, 2005, Cable repaid US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58.1 million on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

•	On December 2, 2005, we redeemed US$113.7 million aggregate principal amount of its 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption price of 105.5% of the aggregate principal amount.
2004 Highlights
•	In February 2004, together with RCI, we announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support voice-over-cable telephony and other new voice and data services across our cable service areas.

•	On February 23, 2004, we redeemed $300.0 million aggregate principal amount of 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•	On March 11, 2004, we completed an offering of US$350.0 million aggregate principal amount of Senior (Secured) Second Priority Notes due 2014. Cable used approximately US$243.3 million of the net proceeds to refinance the drawdown under its New Bank Credit Facility, which was used to fund the redemption on February 23, 2004 of $300.0 million 9.65% Senior Secured Debentures due 2014 at a redemption price of 104.825%. Cable used the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the New Bank Credit Facility and for general corporate purposes.

•	We launched Rogers Yahoo! Hi-Speed Internet services and completed the transition of our entire residential Internet base to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	On November 30, 2004, we completed an offering of $175.0 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280.0 million 6.75% Senior (Secured) Second Priority Notes due 2015.

2003 Highlights
•	Our network rebuild project progressed further, increasing to 96% of Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	We continued to expand the availability of our video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	We increased the throughput of our Hi-Speed Internet service up to 3Mbps, introduced our personal video recorders (PVR), and launched 9 new high definition television (HDTV) channels.

•	We issued US$350 million (Cdn. equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing was used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to RCI and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.
B. Business Overview
This section incorporates herein by reference the “Our Business”, “Our Strategy”, “Recent Industry Trends”, “Government Regulation and Regulatory Developments”, “Telecom Regulations and Regulatory Developments”, “Competition”, “Key Performance Indicators and Non-GAAP Measures”, “Intercompany and Related Party Transactions”, and “Summary of Seasonality and Quarterly Results” sections contained on pages 2, 4, 5, 26-28, 28-30, 30-32, 37, 44 and 49, respectively of the Management’s Discussion and Analysis for the year ended December 31, 2005.
Refer to Item 3 – Key Information – Selected Consolidated Financial Data for a breakdown of revenue by category.
Property, Plant and Equipment Expenditures
The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by U.S. cable television industry and enable easier comparisons between the additions to PP&E of the companies. Under these industry definitions, additions to PP&E fall into the following five categories:
•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild, which includes the costs to modify or replace existing coax and fibre networks; and

•	support capital, which includes the costs associated with the replacement or enhancement of non-network assets.

Additions to PP&E for the years ended December 31, 2003, 2004 and 2005 were:

	Year Ended December 31,
(In millions of dollars)	2003	2004	2005
Customer premises equipment	$181.6	$204.0	$268.4
Scaleable infrastructure	80.1	188.0	202.3
Line extensions	49.4	53.7	75.4
Upgrade and rebuild	114.4	40.8	2.8
Support capital	71.0	87.1	112.8

Cable additions to PP&E	496.5	573.6	661.6
Video stores additions to PP&E	13.1	14.3	14.6

Total additions to PP&E	$509.6	$587.9	676.2

PP&E not yet in service totalled $108.3 million for the year ended December 31, 2005.
C. Organizational Structure
Refer to Item 7.
D. Property, Plant and Equipment
In most instances, we through our subsidiaries own the assets essential to our operations. The major fixed assets are coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae, and radio and television broadcasting equipment (including television cameras and television production facilities). The operating systems and software related to these assets are either owned by us or are used under license.
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
Information on additions to PP&E in relation to our voice-over-cable telephony initiative is incorporated herein by reference to the section entitled “Additions to Cable PP&E” on page 12 of our Management’s Discussion and Analysis for the year ended December 31, 2005.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005 and the notes related to those financial statements, which are incorporated herein by reference. This section also incorporates herein by reference the “Critical Accounting Policies”, “Critical Accounting Estimates”, “New Accounting Standards”, and “U.S. GAAP Differences” sections contained on pages 39-44 of our Management’s Discussion and Analysis for the year ended December 31, 2005 and to the “Cautionary Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Operating and Financial Results
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 5-13 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 14-20 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Liquidity and Capital Resources
This section is incorporated herein by reference to the “Liquidity and Capital Resources” section contained on pages 20-24 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Trend Information
This section is incorporated herein by reference to the “Recent Industry Trends” section contained on page 5 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Off-Balance Sheet Arrangements
This section is incorporated herein by reference to the “Off-Balance Sheet Arrangements” section contained on page 26 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Contractual Obligations
This section is incorporated herein by reference to the “Commitments and Contractual Obligations” section contained on pages 25-26 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
Safe Harbor
Refer to page 3 – “Cautionary Statement Regarding Forward-Looking Statements”.
U.S. GAAP Reconciliation
This section is incorporated herein by reference to note 21 of our Consolidated Financial Statements for the year ended December 31, 2005 and to the “U.S. GAAP Differences” section contained on page 34 of our Management’s Discussion and Analysis for the year ended December 31, 2005.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Following is a list of our directors and officers prepared as of December 31, 2005, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RCI, our sole shareholder, to serve until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.	Director and Vice Chairman
H. Garfield Emerson, Q.C., ICD.D	Director and Chairman
Nadir Mohamed	Director and Vice Chairman
Edward Rogers (1)	Director and President
Michael A. Adams	Executive Vice President and Chief Operating Officer
M. Lorraine Daly	Vice President, Treasurer
Kenneth G. Engelhart	Vice President, Regulatory Law
Donald W. Huff	Vice President, Financial Operations
James S. Lovie	Executive Vice President, Consumer Sales and Services
Charles W. van der Lee	President and Chief Executive Officer, Rogers Video
Alan D. Horn	Vice President
Philip B. Lind, C.M.	Director and Vice President
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Ronald D. Besse	Director
C. William D. Birchall	Director
Peter C. Godsoe, O.C.	Director
Thomas I. Hull	Director
The Hon. David R. Peterson, P.C., Q.C.	Director
Loretta A. Rogers(1)	Director
Melinda M. Rogers(1)	Director
William T. Schleyer	Director
John A. Tory, Q.C.	Director
J. Christopher C. Wansbrough	Director
Colin D. Watson	Director

(1)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers, O.C. and Loretta A. Rogers. Loretta A. Rogers is the wife of Edward S. Rogers, O.C.
     Edward “Ted” S. Rogers, O.C., 72, , resides in Toronto, Ontario has served as a director since December, 1994 and has served as Vice Chairman of our board of directors since 1999. Mr. Rogers has been President, Chief Executive Officer and a director of RCI since 1979. Mr. Rogers is also a director and President and Chief Executive Officer of Rogers Telecommunications Limited and E.S.R. Limited. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

     H. Garfield Emerson, Q.C., ICD.D, 65, resides in Toronto, Ontario was appointed non-executive Chairman of our board of directors in 2001 and has served as a director since March 2000. Mr. Emerson has served as non-executive Chairman of the board of directors of RCI since 1993 and has been a director of RCI since 1989. Mr. Emerson is the National Chairman and a senior partner in the law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Telecommunications Limited and E.S.R. Limited. Mr. Emerson is a member of the Auditing and Assurance Standards Oversight Council, an independent body established by Canada’s accounting profession to oversee the activities of the Auditing and Assurance Standards Board. Mr. Emerson is a member of the Directors in Residence faculty of The Directors College, an accredited director of The Institute of Corporate Directors and an evaluator for the ICD Certification Oral Examination. He has completed the Directors Education Program, jointly sponsored by the ICD Corporate Governance College and the Rotman School of Management (University of Toronto), and the Corporate Governance Training Program for Directors of Crown Corporations sponsored by the Privy Council Office and certified by the Schulich Executive Education Centre (York University). Mr. Emerson is the founding and former Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. His former directorships include Marathon Realty Company Limited, Genstar Capital Corp., the University of Toronto Asset Management Corporation and Sunnybrook & Women’s College Health Sciences Centre. His former memberships include the Business Board of the University of Toronto, University of Toronto President’s Investment Advisory Committee, National Board of the Canadian Council of Christians and Jews, Canadian Psychiatric Research Foundation, and the Canadian Club of Toronto. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B, University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.
     Edward Rogers, 36, resides in Toronto, Ontario and was appointed a director in June 2003. Mr. Rogers was appointed our President and Co-Chief Executive Officer in February 2003 and became President in June 2003. Mr. Rogers has served as a director of RCI since May 1997 and also serves as a director of Futureway Communications Inc. From 1998 to 2000, Mr. Rogers served as our Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI.
     Nadir Mohamed, 49, resides in Toronto, Ontario, Canada and was appointed Vice Chairman and director of our board of directors in May 2005. Mr. Mohamed has served as a director and President and Chief Operating Officer, Communications Group of RCI since May 2005. Mr. Mohamed joined RCI in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chef Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice President, Marketing for Telus Communications Inc. from February, 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a Director of Sierra Wireless, Inc. and Cinram International Inc. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and he received is C.A. designation in 1980.
     Michael A. Adams, resides in Toronto, Ontario and became our Executive Vice President and Chief Operating Officer, on April 20, 2004. Prior to his appointment with us, Mr. Adams held several senior executive positions with RCN Corporation since 1997, most recently serving as Chief Strategy Officer. Mr. Adams formerly served on the Board of Directors for Commonwealth Telephone, RCN, Megacable, S.A. de C.V. and Megacable Comunicaciones de Mexico S.A.
     Donald W. Huff, resides in Pickering, Ontario and has been our Vice President, Financial Operations since 2002. From 1996 to 2000, Mr. Huff served as Corporate Controller. From 2000 to 2002, Mr. Huff served as Vice President, Controller. Mr. Huff has been associated with us since 1990.

     James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Consumer Sales and Services in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Rogers Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).
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
     Alan D. Horn, 54, resides in Toronto, Ontario, Canada. Mr. Horn has served as our Vice President since 1996. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since September 1996. Mr. Horn will be appointed Vice Chairman of RCI as well as President and Chief Executive Officer of Rogers Telecommunications Limited on April 25, 2006. Mr. Horn was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. Mr. Horn is also a director of ATI Technologies Inc., Rogers Telecommunications Limited and E.S.R. Limited. Mr. Horn received a B.S.C. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
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
     Ronald D. Besse, 67, resides in Toronto, Ontario and has served as a director of RCI since June 1984 and as one of our directors from October 2004. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.
     Charles William David Birchall, 63, resides in Toronto, Ontario and has served as a director of RCI and as one of our directors since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation and Chief Executive Officer of ABX Financeco Inc.; subsidiaries of Barrick Gold Corporation. Mr. Birchall has served as Vice Chairman of TrizecHahn Corporation (1996 to 2001) and is a director of Trizec Canada Inc. Mr. Birchall is a Fellow of the United Kingdom Institute of Chartered Accountants (1963).

     Peter C. Godsoe, O.C, 67, resides in Toronto, Ontario and has served as a director of RCI since October 2003 and one our directors since December 2004. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.
     Thomas I. Hull, 73, resides in Toronto, Ontario and has served as a director of RCI since February 1979 and as one of our directors since May 2004. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Telecommunications Limited and E.S.R. Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
     Philip B. Lind, C.M., 62, resides in Toronto, Ontario and has served as a director of RCI since February, 1979 and as one of our directors since December 2004. Mr. Lind is Vice President of the Company. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Canadian General Tower Limited, Council for Business and the Arts, The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.
     The Hon. David R. Peterson, P.C., Q.C., 62, resides in Toronto, Ontario and has served as a director of RCI since April 1991 and one of our directors since December 2004. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Inc., Industrielle Alliance Assurance Company and Shoppers Drug Mart as well as The University of Toronto, St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.
     Loretta A. Rogers, 66, resides in Toronto, Ontario and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mrs. Rogers also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.
     Melinda M. Rogers, resides in Toronto, Ontario and has served as a director of RCI since May 2002 and one of our directors since March 2000. Ms. Rogers was appointed Vice President of Strategic Planning and Venture Investments of RCI in April 2003, prior to which Ms. Rogers served as Vice President, Venture Investments of RCI from 2000. Ms. Rogers served as a Product Manager with At Home Corporation from 1997 to 1999. Ms. Rogers also serves as a director of The Ontario Media Development Corporation, iBHAN (formerly STSN Inc.) and the Jays Care Foundation.

     William T. Schleyer, 54, an American citizen who resides in Rye Beach, New Hampshire, has served as a director of RCI since August 1998 and one of our directors since March 2000. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer of AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996.
     John A. Tory, Q.C., 76, resides in Toronto, Ontario and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited, The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and the University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.
     J. Christopher C. Wansbrough, 73, resides in Toronto, Ontario and has served as a director of RCI since 1982 and one of our directors since February 2002. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1984 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of Rogers Telecommunications Limited, E.S.R. Limited, United Corporations Limited and Lake Simcoe Conservation Foundation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.
     Colin D. Watson, 64, resides in Toronto, Ontario and has served as a director of RCI since May 2004 and one of our directors since March 2000. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice-Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was our President and Chief Executive Officer. Mr. Watson also serves as a director of a number of other companies, including Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Arpeggio Acquisition Corp., Pelmorex Inc. and Mason Capital. Mr. Watson holds a BASc (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
Our Board of Directors currently has 16 directors.
Our Board of Directors has established an Audit Committee. The Audit Committee consists of four directors, Messrs Besse, Birchall, Wansbrough and Watson who are appointed annually by our Board of Directors. The members of the Audit Committee are not officers or employees of Cable or any of Cable’s affiliates. The Audit Committee is responsible for the review of our financial reporting procedures and our financial statements, the review of our public filings, the engagement of our independent auditors and the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of the Audit Committee must be Canadian residents.

The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.
Compensation of Executive Officers and Directors
The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2005.

	Directors’ Fees		Salaries & Bonuses	Total
Executive Officers (including one director)	$	Nil	$2,454,250	$2,454,250
Directors (not employees)		—	—	—

Total	$	Nil	$2,454,250	$2,454,250

Certain of our officers who are also officers of RCI are compensated by RCI and do not receive any additional compensation for serving as our officers. We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2005. We or one our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2005.
Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Compensation Committee of the board of directors of Rogers Communications Inc. at the beginning of the fiscal year.
We did not grant any stock appreciation rights during 2005. During 2005, RCI granted our executive officers 13,950 options to acquire its Class B Non-Voting Shares at exercise price of $33.95. These options expire after seven years. Our executive officers also received 9,150 restricted share units.
Our directors are compensated for their services by our parent company, RCI. They do not receive any additional compensation for serving on our board.

Composition of the Compensation Committee
During the year ended December 31, 2005, the Compensation Committee of RCI carried out the duties of the compensation committee of the Corporation. The committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Peter C. Godsoe, O.C., Robert W. Korthals (until his retirement on June 29, 2005), William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is our Vice-Chairman and Chairman of RCI.
Report on Executive Compensation
As a wholly owned subsidiary of RCI, our executive compensation program is administered by the RCI Compensation Committee, comprised of seven members of the RCI Board of Directors, none of whom are members of our management. The members of the RCI Compensation Committee are directors of Cable. The Compensation Committee reviews and recommends to the Board for approval our executive compensation policies. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met five times in 2005.
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
Long-Term Incentives
Key employees and officers are able to participate in RCI’s long term incentive plan, including its stock option plans and restricted share unit plan.
An important objective of these plans is to encourage executives to acquire a meaningful equity ownership interest in Cable over a period of time and, as a result, focus executives’ attention on the long-term interests of Cable and its shareholders.
All stock options granted under stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded and generally vest 25% per year, with a term of 7-10 years. Restricted share units have a three year term and vest 100% at the end of the three year term.
Pension Plans
Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2005, we made contributions to the plans of approximately $11.1 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits for all Rogers group employees, at market, were approximately $574.4 million and $483.8 million, respectively, at the measurement date of September 30, 2005.
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
Employees
For the years ended December 31, 2005, 2004 and 2003, we ended the year with approximately 5,914, 5,922 and 5,470 full-time equivalent employees, respectively.
ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Ownership Structure
The following organization chart illustrates the ownership structure of Cable and its principal subsidiary and indicates the jurisdiction of incorporation of each entity shown as at March 1, 2006. As noted, Cable is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI” or “Rogers”).

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to a wholly-owned subsidiary RCCI. As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under the deed of trust and some of the public indentures on a joint and several basis with us.
In January 2006, RCI completed a re-organization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. including Rogers Telecom Inc. (“Telecom”) (previously a separate reporting segment of RCI). As a result of the changes to management’s reporting, beginning in 2006, Cable’s reporting segments will change.

(1) One of several Telecom operating subsidiaries now owned by Cable.
MAJOR SHAREHOLDER
As of December 31, 2005, the only person or company who holds any of our voting shares is RCI. The following table contains information with respect to the holdings of our securities by RCI.

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

Related Party Transactions
This section is incorporated herein by reference to the “Intercompany and Related Party Transactions” and “Arrangements with Affiliated Companies” sections contained on pages 44-47 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
ITEM 8 – FINANCIAL INFORMATION
Consolidated Financial Statements
Refer to Item 18.
Litigation
There exist certain claims and potential claims against us, none of which is expected to have a material adverse effect on our consolidated financial position.
Dividends
Refer to Item 3 – Dividends and Distributions
Significant Changes
Refer to Item 4 – Information on the Company – A. History and Development of the Company – Recent Developments.
ITEM 9 – LISTING DETAILS
Our common shares are wholly-owned by RCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.
ITEM 10 – ADDITIONAL INFORMATION
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
For other limitations, refer to the “Government Regulation and Regulatory Developments – Restrictions on Non-Canadian Ownership and Control” section contained on page [26] of our Management’s Discussion and Analysis for the year ended December 31, 2005.
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
We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith we file reports and other information with the SEC. Such reports and other information can be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-888-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information we have filed electronically with the SEC.
ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
This section is incorporated herein by reference – to the “Liquidity and Capital Resources – Interest Rate and Foreign Exchange Management” section on pages 22-23 of our Management’s Discussion and Analysis for the year ended December 31, 2005.
ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13 – DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
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

Since the last evaluation by the Company’s management of the Company’s internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that we have at least one “audit committee financial expert” (as defined in the instructions for Item 16A of Form 20-F), serving on its Audit Committee. The audit committee financial expert is C. William D. Birchall.
ITEM 16B – CODE OF CONDUCT AND ETHICS
We have adopted a code of conduct and ethics which can be found on the Rogers website under the Corporate Governance section at www.rogers.com. A copy of the code of conduct and ethics also will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2005 and 2004, and fees billed for other services rendered by KPMG LLP.

	2005	2004
	($)	($)
Audit fees(1)	789,600	1,056,952
Audit-related fees (2)	86,620	302,196
Tax fees (3)	20,000	215,640

Total	896,220	1,574,788

(1)  Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultations related to audited financial statements
(2)  Audit related services consist principally of regulatory audits and reviews.
(3)  Tax fees consist of fees for tax consultation and compliance services.
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
PART III
ITEM 17 — FINANCIAL STATEMENTS
Not applicable.
ITEM 18 — FINANCIAL STATEMENTS
This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 9, 2006.
ITEM 19 – EXHIBITS
EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

1.2	—	Certificate and Articles of Amendment of Rogers Cable Inc. dated January 9, 2006 creating the Ninth Preferred Shares.

†1.3	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

Exhibit
Number		Description

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC.
(Registrant)

March 8, 2006	/s/ Edward S. Rogers

(Date)	Edward S. Rogers Vice Chairman

March 8, 2006	/s/ Alan D. Horn

(Date)	Alan D. Horn
Vice President

EXHIBIT INDEX

Exhibit
Number		Description

†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof

1.2	—	Certificate and Articles of Amendment of Rogers Cable Inc. dated January 9, 2006 creating the Ninth Preferred Shares.

†1.3	—	By-laws of Rogers Cable Inc.

2.1	—	Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

****4.1	—	Amended and Restated Management Agreement dated as of January 1, 1988, between Rogers Canada Inc. (formerly Canadian Cablesystems Limited) and Rogers Communications Inc., Assignment thereof by Rogers Canada Inc. to Rogers Cablesystems Limited (now Rogers Cable Inc.), dated as of April 30, 1990, and Memorandum of Agreement dated as of July 16, 1991 between Rogers Cablesystems Limited (now Rogers Cable Inc.) and Rogers Communications Inc.

†4.2	—	Indenture dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

††4.3	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013

†4.4	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

**4.5	—	Indenture, dated as of March 20, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 10% Senior Secured Second Priority Notes due 2005

†4.6	—	Second Supplemental Indenture to the Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 10% Senior Secured Second Priority Notes due 2005

***4.7	—	Indenture, dated as of November 30, 1995, among Rogers Cablesystems Limited (now Rogers Cable Inc.), as Issuer, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/ Limitée, Rogers Cablesystems Georgian Bay Limited, Rogers Cablesystems North Bay Limited, Rogers Cablesystems Huntsville Limited and Rogers Canguard Inc., as Guarantors, and Chemical Bank, as Trustee, relating to the issuance of Rogers Cable Inc.’s 11% Senior Subordinated Guaranteed Debentures due 2015

†4.8	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 11% Senior Subordinated Guaranteed Debentures due 2015

*4.9	—	Indenture, dated as of February 5, 2002 between Rogers Cable Inc., as Issuer, and CIBC Mellon Trust Company, as Trustee, relating to the issuance of Rogers Cable Inc.’s 7.60% Senior (Secured) Second Priority Notes due 2007

†4.10	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and CIBC Mellon Trust Company, with respect to the 7.60% Senior (Secured) Second Priority Notes due 2007

Exhibit
Number		Description

*4.11	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012

†4.12	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*4.13	—	Indenture dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032

†4.14	—	First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

*4.15	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

†††4.16	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011

†††4.17	—	Indenture dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015

†8.1	—	Subsidiaries of Rogers Cable Inc.

12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

12.4		Schedule of Valuation and Qualifying Accounts

12.5		Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto

††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto

†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto.

*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 33-98044 and incorporated herein by reference thereto

****	Filed as an exhibit to Registration Statement No. 33-48588 and incorporated herein by reference thereto