Form 20-F
period 2006-12-31
ROGERS CABLE INC
filed 2007-03-30
CIK 1172636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

For the transition period from _____________to  __________________.

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
☐ Yes ☑ No

Unless otherwise noted, all references to dollar amounts in this Form 20-F are stated in Canadian dollars. On December 29, 2006, the inverse of the noon buying rate in New York City for cable transfers of Canadian funds as certified for customs purposes by the Federal Reserve Bank of New York was Cdn$1.00 = US$0.8582.

For the purposes of this Form 20-F, references to “Cable” “we”, “us” “our” or the “Company” are to Rogers Cable Inc. and its subsidiaries, references to “RCI” are to Rogers Communications Inc. and references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries.

Rogers(TM) is a trademark of Rogers Communications Inc. This document also makes reference to other trademarks of RCI and its subsidiaries.

Documents Incorporated by Reference

Important business and financial information relating to Cable is incorporated by reference from Cable’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 30, 2007.

Cautionary Statement Regarding Forward-Looking Information

This Form 20-F contains forward-looking statements concerning the business, operations and financial performance and condition of Cable.

When used in this Form 20-F, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this Form 20-F under the section entitled “Item 3 - Key Information - Risk Factors”. We are under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

Selected Consolidated Financial Data

The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 - Operating and Financial Review and Prospects”. The selected data for and as of each of the three years ended December 31, 2006 under Canadian Generally Accepted Accounting Principles (GAAP) and for and as of the five years ended December 31, 2006 under U.S. GAAP is derived from our audited consolidated financial statements which have been audited by KPMG LLP, independent chartered accountants, whose report on the audited consolidated financial statements is incorporated by reference in this annual report.

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian and U.S. GAAP, see note 23 to our audited consolidated financial statements and the section entitled “U.S. GAAP Differences” on page 51 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

The amounts under Canadian GAAP for the years 2004 and 2005 have been restated to combine the financial results of Rogers Cable Inc. with those of the operating subsidiaries of Rogers Telecom Holdings Inc., as described in note 2 to the tables.

	Year Ended December 31,
	2004	2005	2006
	(In millions of dollars except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data(2)
Operating revenue
Core cable services	$1,253 $	1,299 $	1,421
Internet services	388	441	523
Rogers Home Phone services	282	300	355
Rogers Business Solutions	527	562	596
Rogers Retail stores	317	327	310
Inter-company eliminations	(3)	(4)	(4)
Total operating revenue	2,764	2,925	3,201
Operating expenses
Cable and Internet
Sales and marketing expenses	121	122	123
Operating, general and administrative expenses	827	893	988
Total Cable and Internet operating expenses	948	1,015	1,111
Rogers Home Phone services
Sales and marketing expenses	40	45	96
Operating, general and administrative expenses	208	218	249
Total Rogers Home Phone operating expenses	248	263	345
Rogers Business Solutions
Sales and marketing expenses	63	71	70
Operating, general and administrative expenses	411	437	477
Total Rogers Business Solutions operating expenses	474	508	547
Rogers Retail stores
Cost of Rogers Retail store sales	146	158	153
Sales and marketing expenses	125	132	124
Operating, general and administrative expenses	18	19	26
Total Rogers Retail stores operating expenses	289	309	303
Integration expenses(3)	-	19	9
Management fees(4)	39	41	64
Inter-company eliminations	(3)	(4)	(4)
Total operating expenses	1,995	2,151	2,375
Depreciation and amortization	631	627	662
Operating income	138	147	164
Interest expense(5)	281	279	258
Foreign exchange loss (gain)	41	(1)	(1)
Change in fair value of derivative instruments	(35)	(2)	(1)
Loss on repayment of long-term debt	18	10	-
Other expense (income), net(6)	12	3	-
Loss before income taxes	(179)	(142)	(92)
Income tax expense (reduction)	6	5	(269)
Net income (loss) for the year	$(185) $	(147) $	177
Basic and diluted earnings (loss) per share	$(0.85) $	(0.67) $	0.81

	As at December 31,
	2004	2005	2006
	(In millions of dollars)
Balance Sheet Data (at year end)
Property, plant and equipment ("PP&E"), net	$3,156 $	3,305 $	3,470
Goodwill	926	926	926
Total assets	4,441	4,614	5,245
Senior debt(7)(8)	2,818	2,677	2,409
Total debt(7)(8)	3,196	4,245	3,767
Shareholder’s equity (deficiency)	(1,132)	(507)	419
Additions to PP&E (excluding Rogers Retail inventory purchases)	644	742	794

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data(2)
Operating revenue	$1,615	$1,788	$1,946	$2,495	$3,210
Operating income (loss)	$48	$149	$193	$141	$165
Interest expense	207	236	246	262	249
Other expense (income), net(6)	(8)	67	97	126	(6)
Loss before income taxes and cumulative change in accounting principles	(151)	(154)	(150)	(247)	(78)
Income tax expense (reduction)	(146)	7	1	5	(337)
Income (loss) before cumulative changes in accounting principles	(5)	(161)	(151)	(252)	259
Cumulative effect of change in accounting principles for derivative financial instruments	-	-	-	-	-
Net income (loss) for the year	$(5)	$(161)	$(151)	$(252)	$259
Basic and diluted loss per share	$(0.05)	$(0.76)	$(0.69)	$(1.15)	$1.19

	As at December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars)
Balance sheet data
Property, plant and equipment, net	$2,599	$2,638	$2,752	$3,269	$3,476
Goodwill	1,058	1,058	1,058	1,229	1,058
Other intangible assets	1	1	-	96	-
Total assets	4,012	3,890	4,029	4,932	5,413
Senior debt(7)(8)	2,238	2,327	2,818	2,677	2,409
Total debt(7)(8)	2,622	2,474	3,196	4,245	3,767
Shareholder’s equity (deficiency)	1,107	771	(113)	(441)	347

____________
Notes:
(1)   In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of Canadian GAAP compared to U.S. GAAP. For a discussion of the principal differences between Canadian and U.S. GAAP, see note 23 to our audited consolidated financial statements.

(2)   On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share-for-share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. (“RTHI”). On January 9, 2006, ownership in substantially all of the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to us. When a transfer of a business under common control is not measured at the exchange amount, as was the case with the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company, Canadian GAAP requires that, for all periods presented, the consolidated financial statements of the Company reflect the assets and liabilities of these operating subsidiaries at their net book value as recorded in their accounts prior to the transaction. Additionally, Canadian GAAP requires that the reported income of the Company include the income of these operating subsidiaries of RTHI for all of the historical periods, not just from the July 1, 2005 date when RCI acquired RTHI. As a result, the financial statements of the Company presented for prior periods have been restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been combined since their inception. Under US GAAP, the financial results of the operating subsidiaries of RTHI are consolidated with the Company from the date of acquisition of Call-Net by RCI on July 1, 2005.

(3)   During the year ended December 31, 2005 and 2006, we incurred integration expenses related to the acquisition of Call-Net of $19 million and $9 million, respectively.

(4)   We previously entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of additions to PP&E proposals), treasury services, service on our board of directors and on committees of our boards of directors and advice and assistance on relationships with employee groups, internal audits, purchasing and legal services. In return for these services, we agreed to pay RCI a fee equal to 2% of our consolidated gross revenue. We also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of additional services not specifically covered by the management services agreement provided to us. This agreement was terminated effective December 31, 2006.

(5)   Consolidated interest expense for each of the three years ended December 31, 2006 is comprised as follows:

	Year Ended December 31,
	2004	2005	2006
	(In millions of dollars)
Interest expense on inter-company subordinated debt	$34	$34	$35
Third party interest expense	247	245	223
Consolidated interest expense	$281	$279	$258

(6)   Other expense (income), net under Canadian and U.S. GAAP in the years ended December 31, 2004 and 2005 includes the writedown of investments, gains or losses on sale of property, plant and equipment and losses related to accounts receivables securitization.

(7)   Senior debt includes secured long-term debt and operating bank loans but does not include subordinated debt or inter-company subordinated debt. Total debt includes the senior debt described above together with inter-company subordinated debt.

The following table sets forth, for the periods indicated, a reconciliation of long-term debt to total and senior debt:

Reconciliation of Long-Term Debt to Total and Senior Debt

	December 31,
	2004	2005	2006
	(In millions of dollars)
Long-term debt(8)	$2,955	$2,677	$2,409
Inter-company subordinated debt	241	1,568	1,358
Total debt(8)	3,196	4,245	3,767
Inter-company subordinated debt	(241)	(1,568)	(1,358)
Subordinated debt	(137)	-	-
Senior debt(8)	$2,818	$2,677	$2,409

During 2004, we issued $241 million of inter-company subordinated debt owing to RCI. During 2005, we issued net $696 million of inter-company subordinated debt owing to RCI. During 2006, we issued $577 million of inter-company subordinated debt owing to RCI, and repaid $155 million to RCI. For a more complete discussion, see note 12 to our audited consolidated financial statements.

(8)    As a result of our adoption of AcG-13, “Hedging Relationships”, effective January 1, 2004, we no longer treat the impact of our cross-currency interest rate exchange agreements (swaps) as a component of long-term debt. Accordingly, our total debt and senior debt at each period end under Canadian and U.S. GAAP are presented at the balance sheet rate of exchange and do not include the effect of our swaps.

Dividends and Distributions

We paid dividends on the First Preferred Shares of nil, nil, nil, $5 million and $5 million (nil, nil, nil, US$4 million and US$3 million) in the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively, and paid dividends on the Company’s Class A and Class B Common Shares of nil, nil, nil, nil and $58 million (nil, nil, nil, nil and U.S $37 million ) in the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. These dividends were paid to RCI and a wholly owned subsidiary of RCI.

In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, in each of 2006, 2005 and 2004 we distributed an aggregate $72 million to RCI under this distribution policy. Effective January 1, 2007, the $6 million per month distribution to RCI terminated. In addition, in November 2004, we distributed $660 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced.

During 2003, we distributed $72 million as a return of capital to RCI. This distribution was permitted under all agreements governing the Company’s outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common Shares was reduced.

In 2002, in a series of transactions with a wholly owned subsidiary of RCI, we were able to utilize tax losses of $414 million, the benefit of which had previously been recorded at a value of $125 million. For accounting purposes, the utilization of these losses was recorded as a distribution.

Exchange Rate Data

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On March 28, 2007, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8636.

Year ended	Average (1)	High	Low	Period End
December 31, 2006	0.8847	0.9100	0.8528	0.8582
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7158	0.8310
December 31, 2003	0.7205	0.7738	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329

Month Ended	Average (2)	High	Low	Period End
February, 28, 2007	0.8540	0.8631	0.8437	0.8547
January 31, 2007	0.8502	0.8586	0.8457	0.8480
December 31, 2006	0.8672	0.8760	0.8582	0.8582
November 30, 2006	0.8804	0.8869	0.8715	0.8762
October 31, 2006	0.8861	0.8965	0.8784	0.8907
September 30, 2006	0.8960	0.9048	0.8872	0.8968

____________
Notes:
(1) The average of the exchange rates on the last day of each month during the applicable year.

(2) The average of the exchange rates for all days during the applicable month.

Risk Factors

The section is incorporated herein by reference to the “Risks and Uncertainties Affecting our Busniess” section contained on pages 39-43 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 4 - INFORMATION ON THE COMPANY

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

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to our wholly owned subsidiary, RCCI. As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under our deed of trust and some of our public indentures on a joint and several basis with us.

Recent Developments

•	In January 2007, we repaid $450 million 7.60% Senior Secured Second Priority Notes.

•
Effective January 1, 2007, our Rogers Retail stores segment acquired approximately 170 retail locations from our affiliate Rogers Wireless Inc. (“Wireless”). This segment will provide customers with a single direct retail channel featuring all of the wireless and cable products and services of RCI. The combined entity will continue to be a segment of Cable.

2006 Highlights

•	We increased our subscriber bases by 318,000 cable telephony subscribers, 155,000 high-speed residential Internet subscribers, 221,000 digital cable households, and 13,000 basic cable subscribers.

•
We concluded the final phase of a multi-staged transaction to acquire certain of the CLEC assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure, and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland.

•
We expanded our availability of high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of our traditional cable footprint.

•	We announced Rogers Yahoo! High-Speed Extreme Plus Internet service, which offers customers speed of up to 18 megabits per second.

•	We expanded the availability of our residential telephony service to approximately 90% of homes passed by our cable networks.

•
In January 2006, RCI completed a re-organization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. including Rogers Telecom Inc. (“Telecom”). Telecom previously had been a separate reporting segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable. As a result of the changes to management’s reporting, Cable’s reporting segments changed effective January 2006 to the following: Cable and Internet; Rogers Business Solutions; Rogers Home Phone; and Rogers Retail stores (formerly known as Rogers Video). Comparative figures are now presented on this basis.

2005 Highlights

•
During 2005, we increased our subscriber bases by the following: 205,000 Internet subscribers, 237,800 digital cable subscribers (households), 9,200 basic cable subscribers and 47,900 cable telephony subscribers. These net additions reflect a change in our practice as to when a subscriber is deactivated, which became effective in August 2005.

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

•	In April 2005, we celebrated the 10th anniversary of the launch of our high-speed Internet service and in the same month exceeded the one million subscriber threshold.

•	We further expanded our Internet offerings by including a comprehensive suite of security products.

•	We added to our leadership position in digital multicultural services by adding 14 program services.

•
In June 2005, Cable amended its bank credit facility. The maximum amount of the facility was reduced by $75 million to $1 billion, comprised of $600 million Tranche A credit facility and $400 million Tranche B credit facility. The amendment served to extend the maturity date of both Tranche A and Tranche B facilities to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial convenants.

•
On March 15, 2005, Cable repaid US$292 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58 million on the settlement of the cross-currency interest rate swap of US$283 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50 million notional amount matured. Cable incurred a net cash outlay of $10 million upon settlement of this swap.

•
On December 2, 2005, we redeemed US$114 million aggregate principal amount of its 11% Senior Subordinated Guaranteed Debentures due 2015 at a redemption price of 105.5% of the aggregate principal amount.

•
We acquired most of the GT CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $12.6 million.  We also acquired GT’s dark local fibre in Ontario and Quebec for $12.0 million.  We had an option to acquire the remaining lit and operational portion of the former Group Telecom network in Ontario, Quebec and Newfoundland and Labrador.  If the remaining option is exercised we would expect to close by the end of 2006.

2004 Highlights

•
In February 2004, together with RCI, we announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support voice-over-cable telephony and other new voice and data services across our cable service areas.

•
On February 23, 2004, we redeemed $300 million aggregate principal amount of 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•
On March 11, 2004, we completed an offering of US$350 million aggregate principal amount of Senior (Secured) Second Priority Notes due 2014. We used approximately US$243 million of the net proceeds to refinance the drawdown under our new bank credit facility, which was used to fund the redemption on February 23, 2004 of $300 million 9.65% Senior Secured Debentures due 2014 at a redemption price of 104.825%. We used the balance of the net proceeds from our offering to repay other existing indebtedness outstanding under the new bank credit facility and for general corporate purposes.

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

•	On November 30, 2004, we completed an offering of $175 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280 million 6.75% Senior (Secured) Second Priority Notes due 2015.

B. Business Overview

This section incorporates herein by reference the “Our Business”, “Our Strategy”, “Recent Industry Trends”, “Government Regulation and Regulatory Developments”, “Telecom Regulations and Regulatory Developments”, “Competition in our Business”, “Key Performance Indicators and Non-GAAP Measures”, “Intercompany and Related Party Transactions”, and “Summary of Seasonality and Quarterly Results” sections contained on pages 2-3, 6, 6-7, 34-38, 38-39, 43-44, 51-54 and 56-58, respectively of the Management’s Discussion and Analysis for the year ended December 31, 2006.

Refer to Item 3 - Key Information - Selected Consolidated Financial Data for a breakdown of revenue by category.

Property, Plant and Equipment Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed upon by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals and Internet and cable telephony modems and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our voice-over-cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to PP&E for the years ended December 31, 2004, 2005 and 2006 were:

	Year Ended December 31,
(In millions of dollars)	2004	2005	2006
Customer premises equipment	$199	$249	$230
Scaleable infrastructure	94	119	106
Line extensions	46	56	64
Upgrade and rebuild	41	3	10
Support capital	77	88	82
Cable and Internet PP&E additions	457	515	492
Rogers Home Phone PP&E additions	122	127	193
Rogers Business Solutions PP&E additions	51	85	98
Rogers Retail stores additions to PP&E	14	15	11
Total additions to PP&E	$644	$742	$794

PP&E not yet in service totaled $205 million for the year ended December 31, 2006.

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

We either own or lease our offices from third parties and, in certain instances, from RCI and Rogers Wireless Partnership (“Rogers Wireless”). All except one of our Rogers Retail store locations are leased from third parties. We own our service vehicles, data processing facilities and test equipment. Substantially all of our assets, with certain exceptions, are subject to various security interests in favour of the trustee under the deed of trust.

In late December 2006, Cable and Telecom transferred certain land and buildings at fair market value to RCI. As a result of these transfers, it is expected that net rent expense for Cable and Telecom will increase in 2007 by approximately $6 million.

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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and the notes related to those financial statements, which are incorporated herein by reference. This section also incorporates herein by reference the “Critical Accounting Policies”, “Critical Accounting Estimates”, “New Accounting Standards” and “U.S. GAAP Differences” sections contained on pages 44-51 of our Management’s Discussion and Analysis for the year ended December 31, 2006 and to the “Cautionary Regarding Forward-Looking Statements” section contained on page 2 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Operating and Financial Results

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 7-18 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

This section is incorporated herein by reference to the “Operating and Financial Results” section contained on pages 19-28 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Liquidity and Financing

This section is incorporated herein by reference to the “Liquidity and Financing” section contained on pages 29-32 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Trend Information

This section is incorporated herein by reference to the “Recent Industry Trends” section contained on page 6 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Off-Balance Sheet Arrangements

This section is incorporated herein by reference to the “Off-Balance Sheet Arrangements” section contained on page 33 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Contractual Obligations

This section is incorporated herein by reference to the “Commitments and Contractual Obligations” section contained on page 33 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Safe Harbor

Refer to page 2 - “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

U.S. GAAP Reconciliation

This section is incorporated herein by reference to note 23 of our Consolidated Financial Statements for the year ended December 31, 2006 and to the “U.S. GAAP Differences” section contained on page 50 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Following is a list of our directors and corporate officers prepared as of December 31, 2006, indicating their municipality of residence and their principal occupation during the five preceding years. Each director is elected by RCI, our sole shareholder, to serve until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name	Position
Edward S. Rogers, O.C.(1)	Director and Vice Chairman
Alan D. Horn	Director and Chairman
Nadir Mohamed	Director and Vice Chairman
Edward Rogers(1)	Director and President
Michael A. Adams	Executive Vice President and Chief Operating Officer
Steve Wagner	Senior Vice President and Chief Marketing Officer
M. Lorraine Daly	Vice President, Treasurer
Kenneth G. Engelhart	Vice President, Regulatory Law

Name	Position
William W. Linton	Senior Vice President
Donald W. Huff	Vice President, Financial Operations
James S. Lovie	Executive Vice President, Consumer Sales and Services
Charles W. van der Lee	President and Chief Executive Officer, Rogers Video
Philip B. Lind, C.M.	Director and Vice President
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Senior Vice President, General Counsel and Secretary
Ronald D. Besse(2)	Director
C. William D. Birchall(2)	Director
John Clappison(2)	Director
Peter C. Godsoe, O.C.	Director
Thomas I. Hull	Director
The Hon. David R. Peterson, P.C., Q.C.	Director
Loretta A. Rogers(1)	Director
Melinda M. Rogers(1)	Director
William T. Schleyer	Director
John A. Tory, Q.C.	Director
J. Christopher C. Wansbrough(2)	Director
Colin D. Watson(2)	Director

____________
Notes:
(1) Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers, O.C. and Loretta A. Rogers.

(2) Denotes member of the Audit Committee.

Edward “Ted” C. Rogers, O.C., resides in Toronto, Ontario, Canada and has served as a director since December, 1994 and has served as Vice Chairman of our board of directors since 1999. Mr. Rogers and has been President and Chief Executive Officer and a director of RCI since 1979. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Alan D. Horn, resides in Toronto, Ontario, Canada and has served as our Chairman since March 2006. Mr. Horn served as our Vice President from 1996 and as Vice President, Finance and Chief Financial Officer of RCI from September 1996 until March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. He is also a director of March Networks Corporation. Mr. Horn received a B.S.C. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Edward Rogers, resides in Toronto, Ontario, Canada and was appointed a director in June 2003. Mr. Rogers was appointed our President and Co-Chief Executive Officer in February 2003 and became President in June 2003. Mr. Rogers has served as a director of RCI since May 1997 and also serves as a director of Futureway Communications Inc. From 1998 to 2000, Mr. Rogers served as our Vice President and General Manager, Greater Toronto Area. From 2000 to February 2003, Mr. Rogers served as Senior Vice President, Planning and Strategy for RCI. Mr. Rogers holds a B.A., University of Western Ontario.

Nadir Mohamed, resides in Toronto, Ontario, Canada and was appointed Vice Chairman and director of our board of directors in May 2005. Mr. Mohamed has served as a director and President and Chief Operating Officer of the Communications Group of RCI since May 2005. Mr. Mohamed joined Rogers Wireless Inc. in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice President, Marketing and Sales for Telus Communications Inc. from February, 1999 to August 2000. Between August 1997 and January 1999, Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of Cinram International Inc. and a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and he received his C.A. designation in 1980.

Michael A. Adams, resides in Toronto, Ontario, Canada and became our Executive Vice President and Chief Operating Officer on April 20, 2004. Prior to his appointment with us, Mr. Adams held several senior executive positions with RCN Corporation since 1997, most recently serving as Chief Strategy Officer. Mr. Adams formerly served on the Board of Directors for Commonwealth Telephone, RCN, Megacable, S.A. de C.V. and Megacable Comunicaciones de Mexico S.A.

Steve Wagner, resides in Toronto, Ontario, Canada and has been our Senior Vice President and Chief Marketing Officer since October, 2006. Prior to his appointment with us, Mr. Wagner served as Chief Executive Officer of Enroute Media Ventures Limited and Chief Operating Officer of TNX Television Holdings Inc. from 2004. From 1994 until 2003, Mr. Wagner was employed with NTL Inc. of London, England.

Donald W. Huff, resides in Pickering, Ontario, Canada and has been our Vice President, Financial Operations since 2002. From 1996 to 2000, Mr. Huff served as Corporate Controller. From 2000 to 2002, Mr. Huff served as Vice President, Controller. Mr. Huff has been associated with us since 1990.

James S. Lovie, resides in Aurora, Ontario, Canada and was appointed Executive Vice President, Consumer Sales and Service in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Rogers Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

Charles W. van der Lee, resides in Surrey, British Columbia, Canada and has been our President and Chief Executive Officer of Rogers Retail (previously known as Rogers Video) (which is headquartered in Richmond, B.C.) since 1998 and President and Chief Operating Officer of Rogers Video from 1992 to 1998. Mr. van der Lee joined Rogers Video in 1990 as Vice President, Sales and Operations.

Kenneth G. Engelhart, resides in Toronto, Ontario, Canada and has been our Vice President, Regulatory Law since 1997. Mr. Engelhart has also served as Vice President, Regulatory Law of RCI since 1992 and has been associated with RCI since 1990.

M. Lorraine Daly, resides in Mississauga, Ontario, Canada and has been our Vice President, Treasurer since 1989. Ms. Daly has served as Vice President, Treasurer of Rogers Wireless since 1991, has served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

William W. Linton, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President in February 2007 and Senior Vice President, Finance and Chief Financial Officer of RCI. Previously his title was Vice President, Finance and Chief Financial Officer of RCI since March 21, 2006. Mr. Linton served as Executive Vice President of RCI from July 2005, when Rogers acquired Call-Net Enterprises Inc.. until March 2006. Prior to joining Rogers, Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999.

David P. Miller, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, General Counsel and Secretary in February 2007. Previously his title was Vice President, General Counsel and Secretary since 1991 and Vice President, General Counsel since 1988. Mr. Miller has served as Vice President and General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Rogers Wireless since 1991.

Graeme H. McPhail, resides in Toronto, Ontario, Canada and was appointed our Vice President, Associate General Counsel on August 3, 1999. Mr. McPhail has served as Vice President and Associate General Counsel of RCI since 1997. Mr. McPhail has also served as Vice President Associate General Counsel of Rogers Wireless since 1996. Mr. McPhail has been associated with RCI since 1991.

Ronald D. Besse, resides in Toronto, Ontario, Canada and has served as a director of RCI since June 1984 and as one of our directors from October 2004. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Income Fund. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honourary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has served as a director of RCI and as one of our directors since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001 and was a director of Trizec Canada Inc. until October 2006. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales (1963).

John H. Clappison, resides in Toronto, Ontario, Canada and was appointed a director of RCI on June 13, 2006 and one of our directors on June 13, 2006. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. He was associated with PricewaterhouseCoopers since 1968. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Summitt Energy Holdings Corporation LLP.

Peter C. Godsoe, O.C, resides in Toronto, Ontario, Canada and has served as a director of RCI since October 2003, and as Lead Director since March 2006. He has served as one our directors since December 2004. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has served as a director of RCI since February 1979 and as one of our directors since May 2004. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has served as a director of RCI since February 1979 and as one of our directors since December 2004. Mr. Lind is Vice President of the Company. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

    The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has served as a director of RCI since April 1991 and one of our directors since December 2004. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart, Oceanex Income Fund and Ventus Energy West Cape Windpower LP . Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, resides in Toronto, Ontario Canada and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mrs. Rogers also serves as a director of Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami, and an honourary Doctorate of Laws, University of Western Ontario.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has served as a director of RCI since May 2002 and one of our directors since March 2000. Ms. Rogers was appointed Senior Vice President, Strategy and Development of RCI in October 2006, prior to which Ms. Rogers served as Vice President of Strategic Planning and Venture Investments from May 2004, Vice President, Venture Investments from 2000. Prior to joining RCI, Ms. Rogers served as a Product Manager with At Home Corporation, Redwood City, California from 1997 to 1999. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is also a director of The Ontario Media Development Corporation and iBHAN. Ms Rogers holds a B.A., University of Western Ontario and a M.B.A., University of Toronto.

William T. Schleyer, an American citizen resides in Rye Beach, New Hampshire, United States of America, and has served as a director of RCI since August 1998 and one of our directors since March 2000. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that Company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

John A. Tory, Q.C., resides in Toronto, Ontario, Canada and has served as a director of RCI since December 1979 and one of our directors since December 2004. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited, Abitibi-Consolidated Inc. and Canadian Psychiatric Research Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, resides in Toronto, Ontario, Canada and has served as a director of RCI since December 1982 and one of our directors since February 2002. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough also serves as a director of Rogers Telecommunications Limited and  E.S.R. Limited. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson, resides in Toronto, Ontario, Canada and has served as a director of RCI since May 2004 and one of our directors since March 2000. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 until January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was our President and Chief Executive Officer. Mr. Watson also serves as a director of Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Rhapsody Acquisition Corp. Mr. Watson holds a B.A.S.c. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

Our Board of Directors currently has 17 directors.

Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors, Messrs Besse, Birchall, Clappison, Wansbrough and Watson who are appointed annually by our Board of Directors. The members of the Audit Committee are not officers or employees of Cable or any of Cable’s affiliates. The Audit Committee is responsible for the review of our financial reporting procedures and our financial statements, the review of our public filings, the engagement of our independent auditors and the review with them of the scope and timing of their audit services and any other services they are asked to perform, their report on our accounts following completion of the audit and our policies and procedures with respect to internal accounting and financial controls. A majority of the members of the Audit Committee must be Canadian residents.

The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation of Directors and Executive Officers

The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2006.

	Directors’ Fees		Salaries & Bonuses	Total
Executive Officers (including one director)		$-	$3,325,744	$3,325,744
Directors (not employees)		Nil	-	-
Total	$	Nil	$3,325,744	$3,325,744

Certain of our officers who are also officers of RCI are compensated by RCI and do not receive any additional compensation for serving as our officers. We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2006. We or one our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2006.

Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Compensation Committee of the board of directors of RCI at the beginning of the fiscal year.

We did not grant any stock appreciation rights during 2006. During 2006, RCI granted our executive officers 149,220 options to acquire its Class B Non-Voting Shares at exercise price ranging from $22.61 to $33.95. These options expire after seven years. Our executive officers also received 38,420 restricted share units of RCI.

Our directors are compensated for their services by our parent company, RCI. They do not receive any additional compensation for serving on our board.

Composition of the Compensation Committee

During the year ended December 31, 2006, the Compensation Committee of RCI carried out the duties of the Compensation Committee of Cable. The committee consisted of Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., William T. Schleyer and John A. Tory, Q.C.

Report on Executive Compensation

As a wholly owned subsidiary of RCI, our executive compensation program is administered by the RCI Compensation Committee, comprised of five members of the RCI Board of Directors, none of whom are members of our management. The members of the RCI Compensation Committee are also directors of Cable. The Compensation Committee reviews and recommends to the Board for approval our executive compensation policies. The Compensation Committee also reviews the design and competitiveness of our compensation and benefit programs generally. The Compensation Committee met seven times in 2006.

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

Long-Term Incentives

Key employees and officers are able to participate in RCI’s long term incentive plan, including its stock option plans, restricted share unit plan and deferred share unit plan.

An important objective of these plans is to encourage executives to acquire a meaningful direct or indirect equity ownership interest in Cable over a period of time and, as a result, focus executives’ attention on the long-term interests of Cable and its shareholders.

All stock options granted under stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded and generally vest 25% per year, with a term of 7-10 years. Restricted share units have a three year term and vest 100% at the end of the three year term.

Pension Plans

Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2006, we made contributions to the plans of approximately $13 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the total accrued pension benefit obligations and the total net assets in the RCI pension plans available to provide for these benefits for all Rogers group employees, at market, were approximately $631 million and $545 million, respectively, at the measurement date of September 30, 2006.

The Rogers Defined Benefit Pension Plan is a voluntary defined benefit pension plan requiring employee contributions ranging from 3.35% to 5%. The plan credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, upgraded so that earnings for years before 2001 are replaced by 2001 earnings. Generally, the pension benefits are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004, $1,833.33 per year of service for the 2004 plan year, $2,000.00 per year of service for the 2005 plan year, $2,111.11 per year of service for the 2006 plan year and $2,222.22 per year of service after December 31, 2006. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. The pensions are payable monthly for the lifetime of the employees and a minimum of 60 monthly payments are guaranteed.

Employees

For the years ended December 31, 2006, 2005 and 2004, we ended the year with approximately 7,990, 7,824 and 7,698 full-time equivalent employees, respectively.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership Structure

The following organization chart illustrates the ownership structure of Cable and its principal subsidiary and indicates the jurisdiction of incorporation of each entity shown as at March 1, 2007. As noted, Cable is a wholly owned subsidiary of Rogers Communications Inc.

On December 31, 2003, we executed a corporate reorganization that involved the transfer of substantially all of our assets to a wholly owned subsidiary RCCI. As part of the reorganization, our subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, we, through RCCI, continue to conduct all of our operations and provide all of our services. RCCI assumed, as co-obligor, our obligations under the deed of trust and some of the public indentures on a joint and several basis with us.

In January 2006, RCI completed a re-organization whereby Cable acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. including Rogers Telecom Inc. (“Telecom”) (previously a separate reporting segment of RCI). As a result of the changes to management’s reporting, Cable’s reporting segments changed beginning in 2006.

MAJOR SHAREHOLDER

As of December 31, 2006, the only person or company who holds any of our voting shares is RCI. The following table contains information with respect to the holdings of our securities by RCI.

Name and Jurisdiction	Designation of Class	Number of Securities Owned
Rogers Communications Inc.	Class A Common Shares	100,000,000
(British Columbia)	Class B Common Shares	118,166,003
	Fourth Preferred Shares	306,904
	Seventh Preferred Shares	151,800

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

Related Party Transactions

This section is incorporated herein by reference to the “Intercompany and Related Party Transactions” and “Arrangements with Affiliated Companies” sections contained on pages 51-54 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 8 - FINANCIAL INFORMATION

Consolidated Financial Statements

Refer to Item 18.

Litigation

There exist certain claims and potential claims against us, none of which is expected to have a material adverse effect on our consolidated financial position.

Dividends

Refer to Item 3 - Dividends and Distributions

Significant Changes

Refer to Item 4 - Information on the Company - A. History and Development of the Company - Recent Developments.

ITEM 9 - LISTING DETAILS

Our common shares are wholly owned by RCI and are not listed on any securities exchange. In addition, our public debt securities are not listed on any securities exchange.

ITEM 10 - ADDITIONAL INFORMATION

Memorandum and Articles of Association

This section is incorporated by reference to Registration Statement No. 333-113565 filed previously with the Securities Exchange Commission (“SEC”).

Material Contracts

No material contract outside the ordinary course of business has been entered into by the Company since January 1, 2004.

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act, Canada’s general foreign investment screening legislation, imposes notification and review obligations on non-Canadians who acquire control of an existing Canadian business. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of an existing Canadian business are $5 million and $50 million, depending upon the nature of the transaction. The gross asset threshold for Ministerial review of direct acquisition of control of Canadian businesses by a World Trade Organization Investor is currently $250 million. Indirect acquisitions by a World Trade Organization Investor are generally no longer reviewable. However, the non-review provisions and the higher threshold for direct acquisitions of a Canadian business by a World Trade Organization Investor do not apply if the acquired business is involved in certain specified industries such as uranium production, financial services, transportation services and cultural businesses (including book, video and film production and distribution, radio, television and cable television undertakings, satellite programming and broadcast network services). Moreover, even if the acquisition falls below the threshold, if it is in respect of a business activity that is related to Canada’s cultural heritage or national identity, it may be reviewed by the Minister whatever the size of the business. Cable understands that as a result of current policy of the relevant minister, the acquisition of control of Cable by a non-Canadian would not be permitted under the Investment Canada Act. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

For other limitations, refer to the “Government Regulation and Regulatory Developments - Restrictions on Non-Canadian Ownership and Control” section contained on page 35 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

Taxation

The following summary describes the material Canadian federal income tax consequences to a holder of Cable’s public debt securities (the “Securities”) who is a non-resident of Canada. The summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations announced prior to the date hereof and the company’s understanding of the published administrative practices of Canada Revenue Agency. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith we file reports and other information with the SEC. Such reports, and other information can be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1-888-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports and other information we have filed electronically with the SEC.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section is incorporated herein by reference - to the “Liquidity and Capital Resources - Interest Rate and Foreign Exchange Management” section on pages 31-32 of our Management’s Discussion and Analysis for the year ended December 31, 2006.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - DISCLOSURE CONTROLS AND PROCEDURES

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

Since the last evaluation by the Company’s management of the Company’s internal controls, the implementation of a new integrated Oracle based financial system during the year allowed the Company to take steps to strengthen its internal controls over financial reporting. The Company believes that additional changes to the control processes and procedures over accounts payable and certain accrued liabilities, which were finalized in the fourth quarter, have enhanced our system of internal controls.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one “audit committee financial expert” (as defined in the instructions for Item 16A of Form 20-F), serving on its Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Clappison nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board.

ITEM 16B - CODE OF CONDUCT AND ETHICS

We have adopted a Code of Conduct and Ethics that applies to all directors and the Business Conduct Guidelines that apply to all officers and employees (the Codes) which can be found on the Rogers website under the Corporate Governance section at www.rogers.com. A copy of the Codes will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP.

	Year ended December 31,
	2006	2005
Audit fees(1)	$1,634,320	$789,600
Audit-related fees (2)	0	86,620
Tax fees (3)	143,439	20,000
All other fees	-	-
Total	$1,777,759	$896,220
____________
Notes:
(1)    Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)   Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)    Consist of fees for tax consultation and compliance services.

Pre-Approval Policies and Procedures:

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit-related fees, tax fees or all other fees described in the table above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

1.    Annually we will provide the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.    Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed (i) $100,000 per engagement or (ii) $200,000 per quarter in aggregate amount on a consolidated basis for the Company.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

This section is incorporated herein by reference to the Consolidated Financial Statements filed with the SEC under cover of a Form 6-K on March 30, 2007.

ITEM 19 - EXHIBITS

EXHIBIT INDEX

Exhibit Number		Description

†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof
***1.2	—	Certificate and Articles of Amendment of Rogers Cable Inc., dated as of January 9, 2006, creating the Ninth Preferred Shares
†1.3	—	By-laws of Rogers Cable Inc.
2.1	—
Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

**2.2	—	Restated Deed of Trust and Mortgage, dated as of January 31, 1995, between Rogers Cable Inc. and National Trust Company
†2.3	—	First Supplemental Deed of Trust and Mortgage, dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and National Trust Company
2.4	—	Second Supplemental Deed of Trust and Mortgage, dated as of August 31, 2006, among Rogers Cable Inc., Rogers Cable Communications Inc. and National Trust Company
*2.5	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein
2.6	—
First Amendment to Second Amended and Restated Loan Agreement, dated as of September 10, 2003, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

2.7	—
Second Amendment to Second Amended and Restated Loan Agreement, dated as of June 22, 2005, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

2.8	—
Third Amendment to Second Amended and Restated Loan Agreement, dated July 14, 2006, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lender named therein.

*2.9	—	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012
†2.10	—
First Supplemental Indenture dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*2.11	—	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032
†2.12	—
First Supplemental Indenture, dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

††2.13	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013
†2.14	—
First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

†2.15	—
Indenture, dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

†††2.16	—	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015
†††2.17	—	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011
8.1	—	Subsidiaries of Rogers Cable Inc.
12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
#12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
12.4	—	Schedule of Valuation and Qualifying Accounts
12.5	—	Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto
††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto
†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto
*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto
**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto
***	Filed as an exhibit to the registrant’s Form 20-F filed on March 9, 2006, and incorporated herein by reference thereto
#
This exhibit shall not be deemed “filed” for purposes of Section 18 of The Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under The Securities Act of 1933 or The Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROGERS CABLE INC.
(Registrant)

March 28, 2007	/s/ Edward S. Rogers
(Date)	Edward S. Rogers
Vice Chairman

March 28, 2007	/s/ William W. Linton
(Date)	William W. Linton
Senior Vice President

EXHIBIT INDEX

Exhibit Number		Description

†1.1	—	Certificate and Articles of Amalgamation of Rogers Cable Inc. and Certificates and Articles of Amendment thereof
***1.2	—	Certificate and Articles of Amendment of Rogers Cable Inc., dated as of January 9, 2006, creating the Ninth Preferred Shares
†1.3	—	By-laws of Rogers Cable Inc.
2.1	—
Rogers Cable Inc. agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Rogers Cable Inc. and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed

**2.2	—	Restated Deed of Trust and Mortgage, dated as of January 31, 1995, between Rogers Cable Inc. and National Trust Company
†2.3	—	First Supplemental Deed of Trust and Mortgage, dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and National Trust Company
2.4	—	Second Supplemental Deed of Trust and Mortgage, dated as of August 31, 2006, among Rogers Cable Inc., Rogers Cable Communications Inc. and National Trust Company
*2.5	—	Second Amended and Restated Loan Agreement, dated as of January 31, 2002, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein
2.6	—
First Amendment to Second Amended and Restated Loan Agreement, dated as of September 10, 2003, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

2.7	—
Second Amendment to Second Amended and Restated Loan Agreement, dated as of June 22, 2005, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lenders named therein

2.8	—
Third Amendment to Second Amended and Restated Loan Agreement, dated July 14, 2006, among Rogers Cable Inc., as Borrower, The Toronto-Dominion Bank, as Administration Agent, and the lender named therein.

*2.9	—	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 7.875% Senior (Secured) Second Priority Notes due 2012
†2.10	—
First Supplemental Indenture dated as of December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 7.875% Senior (Secured) Second Priority Notes due 2012

*2.11	—	Indenture, dated as of April 30, 2002, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 8.750% Senior (Secured) Second Priority Debentures due 2032
†2.12	—
First Supplemental Indenture, dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 8.750% Senior (Secured) Second Priority Debentures due 2032

††2.13	—	Indenture dated as of June 19, 2003, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.25% Senior (Secured) Second Priority Notes due 2013
†2.14	—
First Supplemental Indenture dated December 31, 2003, among Rogers Cable Inc., Rogers Cable Communications Inc. and JPMorgan Chase Bank, with respect to the 6.25% Senior (Secured) Second Priority Notes due 2013

†2.15	—
Indenture, dated as of March 11, 2004, between Rogers Cable Inc., as Issuer, Rogers Cable Communications Inc. and JPMorgan Chase Bank, as Trustee, relating to the 5.500% Senior (Secured) Second Priority Notes due 2014

†††2.16	—	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.75% Senior (Secured) Second Priority Notes due 2015
†††2.17	—	Indenture, dated as of November 30, 2004, between Rogers Cable Inc., as Issuer, and JPMorgan Chase Bank, N.A., as Trustee, relating to the 7.25% Senior (Secured) Second Priority Notes due 2011
8.1	—	Subsidiaries of Rogers Cable Inc.

Exhibit Number	Description
12.1	—	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
#12.3	—	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
12.4	—	Schedule of Valuation and Qualifying Accounts
12.5	—	Report of Independent Registered Public Accounting Firm

†	Filed as an exhibit to Registration Statement No. 333-113565 and incorporated herein by reference thereto
††	Filed as an exhibit to Registration Statement No. 333-106348 and incorporated herein by reference thereto
†††	Filed as an exhibit to Registration Statement No. 333-120934 and incorporated herein by reference thereto
*	Filed as an exhibit to Registration Statement No. 333-87972 and incorporated herein by reference thereto
**	Filed as an exhibit to Registration Statement No. 33-90714 and incorporated herein by reference thereto
***	Filed as an exhibit to the registrant’s Form 20-F filed on March 9, 2006, and incorporated herein by reference thereto
#
This exhibit shall not be deemed “filed” for purposes of Section 18 of The Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under The Securities Act of 1933 or The Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.